SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Notice of Shareholders’ Meeting 2015

Report of the Board of Directors to the Shareholders’ Meeting

Press Release dated April 2, 2015

Integrated Annual Report 2014

Press Release dated April 2, 2015

Press Release dated April 22, 2015

Press Release dated April 29, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: April 30, 2015

Notice of Ordinary Shareholders' Meeting
Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone, on May 13, 2015 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

  Eni S.p.A. financial statements at December 31, 2014. Related resolutions. Eni consolidated financial statements at December 31, 2014. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.
  Allocation of net profit.
  Remuneration report (Section I): policy on remuneration.

Right to attend and to vote at the Shareholders' Meeting
Pursuant to Article 83-sexies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders’ Meeting are those on behalf of whom the intermediary – authorized pursuant to applicable regulations – has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 4, 2015 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 8, 2015). The right to attend and to vote in the Shareholders’ Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to attend or vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting
Pursuant to Article 127-ter of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than May 10, 2015; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.
Segreteria Societaria
(Domande Assemblea maggio 2015)
Piazzale Enrico Mattei, 1
00144 Roma – Italy

b) by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, or d) through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified on the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders’ Meeting, also through publication of the answer in the appropriate section of the Company’s website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company’s website or when the answer has already been published in that section; b) during the Shareholders’ Meeting; an answer is also deemed given during the Shareholders’ Meeting when set out in the documentation made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda
Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the certificate attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders’ Meeting by persons entitled to vote. Any further information is available on the Company’s website.

How to vote by proxy
Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.
Segreteria Societaria
(Delega Assemblea maggio 2015)
Piazzale Enrico Mattei, 1
00144 Rome – Italy

b) by fax to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company’s website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s website and at the Company’s registered office.

Shareholders’ Representative designated by the Company
Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s website or at the Company’s registered office. The form must be mailed to the following address and received by May 11, 2015:

Mr Dario Trevisan
Viale Majno, 45
20122 Milano – Italy

The proxy and related voting instructions can be revoked by the above deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.
For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail
Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.
The "Vote by Mail Form", which is available on the Company's website or at the Company’s registered office,

may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received by May 12, 2015:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea maggio 2015)
Piazzale Enrico Mattei, 1
00144 Roma – Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the specified deadline or which have not been signed shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the holder of the voting right and is exercised separately for each of the resolutions proposed. The vote may be revoked with a written statement notified to the Company by May 12, 2015, or by way of an express statement issued by the holder during the course of the Shareholders’ Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of The Bank of New York Mellon, the ADR Depositary, by April 3, 2015, will be entitled to participate in the Meeting, to delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the "ADR Deposit Agreement". Beneficial Owners who have taken advantage of the Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to The Bank of New York Mellon.

Request for information and the website of the Company
Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

  Toll-Free Number: 800 940 924 – from Italy only.
  Toll-Free Number: + 800 112 234 56 – from outside Italy.
  Fax number: +39 06 598 22 233.

Information documents
The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public – in accordance with the statutory time limits – at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called "1Info" – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section "Shareholders’ Meeting".

***

Any experts, financial analysts or journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to the Eni Corporate Secretary’s Office (Segreteria Societaria) by May 7, 2015.
Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders’ Meeting starting from 9:00 a.m. (CET).

The Chairman of the Board of Directors
Emma Marcegaglia

Published on April 2, 2015

ENI S.P.A. ORDINARY SHAREHOLDERS’ MEETING ON MAY 13, 2015 ON SINGLE CALL REPORT OF THE BOARD OF DIRECTORS ON THE ITEMS OF THE AGENDA

The Italian text prevails over the English translation.

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING ON MAY 13, 2015
ON SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS
ON THE ITEMS OF THE AGENDA

ITEM 1
ENI S.P.A. FINANCIAL STATEMENTS AT DECEMBER 31, 2014
RELATED RESOLUTIONS.

ENI CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2014

REPORTS OF THE DIRECTORS, OF THE BOARD OF STATUTORY
AUDITORS AND OF THE AUDIT FIRM

Dear Shareholders,
the document "Annual Report at December 31, 2014" of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage device authorised by Consob called "1Info" – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Directors’ report on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F."). The Reports of the Audit Firm and of the Board of Statutory Auditors are available in complete form to the public together with the Annual Report.
Reference is therefore made to these documents.

Dear Shareholders,
You are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

to approve the financial statements at December 31, 2014 of Eni S.p.A. which report a net profit amounting to 4,454,704,262.21 euro."

ITEM 2
ALLOCATION OF NET PROFIT

Dear Shareholders,
in regard to the results achieved, you are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

to allocate the net profit for the period of 4,454,704,262.21 euro, of which 2,435,016,587.73 euro remains following the distribution of the 2014 interim dividend of 0.56 euro per share, resolved by the Board of Directors on September 17, 2014, as follows:

  the amount of 32,908,326.92 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
  to Shareholders in the form of a dividend of 0.56 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, thus completing payment of the dividend for the financial year 2014. The total dividend per share for financial year 2014 therefore amounts to 1.12 euro per share;
  the payment of the balance of the 2014 dividend in the amount of 0.56 euro, payable on May 20, 2015, with an ex-dividend date of May 18, 2015 and a record date of May 19, 2015."

ITEM 3
REMUNERATION REPORT (SECTION I): POLICY ON REMUNERATION

Dear Shareholders,
the Remuneration Report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers’ Regulation.
Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board directors and others managers with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration Report approved by the Board of Directors, which will be published accordance with the time limits and procedures required by law, as well on the Company’s website (www.eni.com).

Dear Shareholders,
You are invited to resolve as follows:

"The Ordinary Shareholders’ Meeting

resolves

in favour of the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy".

The Chairman of the Board of Directors
EMMA MARCEGAGLIA

Eni: candidates list for appointment to Saipem’s Board of Directors and proposals for Saipem’s Shareholders’ Meeting

San Donato Milanese (Milan), April 2, 2015 - Following Saipem’s Ordinary Shareholders' Meeting, which convened on April 30, 2015 on a single call to decide on, among other things, the composition of Saipem’s Board, Eni’s Board of Directors today approved the proposal of the following candidates for appointment to Saipem’s Board of Directors: Paolo Andrea Colombo, Stefano Cao, Maria Elena Cappello, Francesco Antonio Ferrucci, Flavia Mazzarella and Stefano Siragusa.
Stefano Cao is the candidate who possesses the specific professional skills for the appointment as CEO of the company.
The candidates list will be deposited at Saipem within the terms set by the law and by Saipem’s By-laws.
At Saipem’s Shareholders' Meeting, Eni will also submit the following proposals to shareholders:
• to appoint Paolo Andrea Colombo as Chairman of the Board of Directors;
• to determine the gross annual remuneration payable to each Director at euro 60,000, plus reimbursement of expenses incurred;
• to appoint Giulia De Martino as alternate Statutory Auditor.
Eni is grateful to the outgoing Directors for their excellent work, which they have done with professionalism and dedication in a particularly complex market environment. In particular, Eni wishes to express its thanks to Saipem’s Chairman Francesco Carbonetti for his contribution to safeguarding the interests of the company’s shareholders and Saipem’s CEO Umberto Vergine for strengthening the company, bringing it back to positive results.
Eni holds 189,423,307 ordinary shares of Saipem, representing 42.924% of all ordinary shares.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Contents

Contents

Table of Content

4 Letter to shareholders
8 Profile of the year
13 Materiality and Stakeholder engagement
16 Business model
18 Targets and performance drivers
20 The competitive environment
22 Strategy
24 Risk Management
28 Governance
**Operating review**
32 Exploration & Production
49 Gas & Power
54 Refining & Marketing
60 Versalis
63 Engineering & Construction
**Financial review and other information**
66 Financial review
69 Profit and loss account
75 Summarized Group Balance Sheet
77 Summarized Group Cash Flow Statement
78 Risk factors and uncertainties
94 Outlook
95 **Other information**
96 **Integrated performance**
101 **Glossary**

Eni's 2014 Integrated Annual Report is prepared in accordance with principles included in the "International Framework", published by International Integrated Reporting Council (IIRC). It is aimed at representing financial and sustainability performance, underlining the existing connections between competitive environment, group strategy, business model, integrated risk management and a stringent corporate governance system.
Since 2011, Eni takes part in the IIRC Pilot Program, whose aim is to define an international framework for integrated reporting.

Ordinary Shareholders' Meeting of May 13, 2015.
The notice convening the meeting was published on "Il Sole 24 ore" and the "Financial Times WWE" of April 2, 2015.

4 8 13 16 18 20 22 24 28 32 49 54 60 63 66 69 75 77 78 94 95 96 101

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We believe that our company is in an ideal strategic position to face this challenge successfully, underpinned by our competitive portfolio of oil&gas assets, a robust financial structure and the initiatives launched in May 2014 designed to focus our core upstream activities and to accelerate the turnaround in the mid-downstream business.

The organizational structure, division-based in the past years, has been fully integrated, streamlined and refocused on the priority of our core business. This allowed Eni in the past and will allow again in the future to achieve significant cost efficiencies, also thanks to the centralization of technical services.

In 2014, in spite of an increasingly weak scenario, Eni achieved excellent results supported by record cash flow over the last six years. Adjusted operating profit amounted to euro 11.57 billion (down by 9% compared to 2013), while adjusted net profit was euro 3.7 billion (down 16%), affected by lower oil prices (down by 9%). These negatives were mitigated by the continuing turnaround in the G&P, R&M and Chemical segments which reported a euro 1.2 billion improvement in the operating performance, in addition to the return to profitability of Eni’s subsidiary Saipem. Cash flow from operating activities was euro 15.1 billion, up by 37% compared to 2013 thanks to higher value of upstream production, renegotiation of gas contracts, optimization of working capital and efficiency actions across all businesses. Proceeds from the divestment of non-strategic assets generated euro 3.7 billion of cash. These inflows funded cash outlays relating to capital expenditure amounting to euro 12.2 billion, mainly focused on the upstream activities, dividend payments of approximately euro 4.4 billion and share repurchases resulting in a distribution yield of 8.3%, one of the best results in the Oil&Gas industry. A robust cash generation allowed Eni to reduce its net borrowings, while the leverage decreased to 0.22, down by 0.03 points compared to 2013.

In light of these results, the Board of Directors will propose to the Annual Shareholders’ Meeting a cash dividend of euro 1.12 per share, of which euro 0.56 per share paid as interim dividend in September 2014 (euro 1.1 in 2013).

In 2014, in line with our plans, upstream production delivered 1.6 million boe/d, generating a cash flow per boe of $30, with 80% of the production coming from low or medium risk countries. Year-end proved reserves were 6.6 billion of barrels, with the organic reserve replacement ratio of 112%, compared to an average of 127% registered in the last five years. Adjusted operating profit was euro 11.55 billion.

Exploration has proved to be a driver of production growth and value

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generation, as well as Eni’s distinctive feature among the oil majors. Since 2008 Eni has discovered over 10 billion of barrels of oil equivalent (boe) in place, more than every other player in the oil industry, of which 900 million of boe were discovered in 2014, at a competitive cost of $2.1 per boe. Near-field discoveries marked the year’s activity; these discoveries are expected to have a rapid time-to-market leveraging on the synergies from the front-end-loading of ongoing projects and utilization of existing production infrastructures.

We renewed our exploration portfolio through the acquisition of new acreage covering approximately 100,000 square kilometers, along the guideline of diversifying the geographical presence. We confirm our expansion plans in the Pacific basin, where we signed the contracts of production sharing for the exploration of 2 onshore blocks in Myanmar and 3 offshore blocks in Vietnam, in addition to the acquisition of licenses in Indonesia, Australia and China. We also confirm our interest for the unexplored basins, following Eni’s entrance in the offshore of Portugal, South Africa and deep offshore of Egypt. In the next four years, we will invest giving priority to near-field exploration in order to support production, and we will start the initiatives in Cyprus’ offshore, the unexplored areas of our acreage in Mozambique and similar structures in Kenya, in the Pacific basin, pre-salt plays of West Africa, as well as re-launch of activities in core areas of Egypt and Kazakhstan in new geological structures.
We plan to anticipate cash generation by disposal of interests in our discoveries in order to balance costs/risk exposure and profitability in an optimal way, in the meanwhile ensuring the reserve replacement and balanced presence in the worldwide upstream.

With regard to development, we are aiming at excellence in time-to-market in order to maximize the value of our reserves. We plan to achieve development efficiency leveraging on the integration of skills along the life cycle of the reserves and by deploying an innovative organizational model which insources engineering and retains tight control of construction and commissioning. Phased project development allowed us mitigate operating risks and reduce the financial exposure.
This approach led to the top results in the industry such as West Hub project in the Block 15/06 in Angola, the first Eni-operated producing project in the country with first oil just 4 years after the declaration of commerciality, and the Nené Marine in Congo, whose start-up was achieved just 8 months after the final investment decision.
In the next four years, we plan to start-up 16 new major fields operated by Eni. Together with the ramp-up at the field started in 2014, this will add more than 650 kboe/d of production by 2018, to support our growth and replace mature fields decline. These projects have an average breakeven of $45/barrel and will generate an overall cash flow from operations of euro 19 billion in the four-year plan. In addition to the above-mentioned fields, the main projects include Goliat in the Barents Sea, the heavy oil and gas assets in Venezuela, the Block

15/06 in the East Hub located in Angola which will leverage on the synergies with West Hub, Jangrik in Indonesia, the Offshore Cape Three Points (OCTP) block in Ghana, upgrading of giant fields in Libya, as well as the restart of Kashagan, for which the Consortium found an adequate solution for the return to full operativity by the end of 2016. Thanks to the development of new projects in addition to maintenance of the production plateau of existing fields, we foresee average production growth at a rate of 3.5% to 2018.
In Mozambique, where Eni has made the greatest discovery in its exploration history with a mineral potential of about 2,500 billion cubic meters of gas in place, we plan to finalize gas contracts and obtain the necessary production licenses, in order to make a final investment decision for the project Coral floating LNG in the second half of 2015.
We engage to make our upstream more and more sustainable. The continuous improvement in our activities, in line with the best practice in the industry, underpinned our track record of zero well incidents, zero blow-outs, oil spill reduction and injury index improvement for the eleventh consecutive year. In the Norwegian section of the Arctic Sea, where Eni is the first to develop a field in a highly sensitive ecosystem, our monitoring process and oil spill management have become a benchmark for the industry. In the future, we will pursue ambitious targets, especially in reducing greenhouse gas emissions where we are planning for a 50% reduction in gas flaring in the next four years and for optimizing water reuse.

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In the G&P, R&M and Chemical segments, we have intensified our turnaround in order to accelerate cash and EBIT breakeven despite a continuing deterioration in fundamentals.
The results of this strategy are evident in the Gas & Power segment, where Eni has anticipated breakeven to 2014, reporting an adjusted operating profit of euro 310 million and robust cash generation despite structural weakness of demand, strong competition from hubs and replacement of gas with photovoltaic and coal in the power generation. The main driver was the renegotiation of the long-term contracts, which allowed Eni to index approximately 70% of its supply portfolio to the market benchmark, ensuring better competitiveness for our gas. Furthermore, Eni halved the take-or-pay exposure, lifting its pre-paid volumes, with a cash benefit amounting to approximately euro 660 million. Our strategy for the next four years will continue to leverage on a new round of negotiations with our suppliers, targeting to align our procurement costs to wholesale prices and recovery of the logistic costs. On the commercial side, we are targeting to preserve margins at large clients, while in the LNG segment we plan to supply innovative and structural products such as for example small scale LNG sales. In the retail segment, our objective is to retain our customers in order to reduce the churn rate, as well as increase the revenue per customer through the sale of extracommodity products. Operational efficiency and credit risk control will help the performance.	In the Refining & Marketing segment, the progress in turnaround drove a 50% reduction in adjusted operating losses (down by euro 208 million) due to a 30% cut in throughput based on traditional oil cycles and the re-balancing of portfolio through the start-up of the green diesel production at the Venice plant, as well as cost efficiencies. This result was achieved in the trading environment characterized by structural overcapacity and weak demand.
In November 2014, Eni defined with interested stakeholders a plan designed to convert the Gela plant to a bio-refinery. This sustainable plan will combine the Company’s objective of profitability with the defense of employment levels and environmental preservation. The Gela site will be turned into a modern hub for the production of high quality bio-fuel by using the Eni’s proprietary technology, as well as advanced logistic hub. The staff in excess will be deployed in Eni’s upstream activities in Sicily, for which a re-launch is foreseen. In the next four years we plan to complete the overhaul of up to 50% of the capacity, invest selectively and keep specific focus on efficiency pursuing reduction of fixed cost and energy saving initiatives. In the marketing segment, we intend to boost the profitability of retail sales in Italy through rationalization/optimization of inefficient outlets, simplifying of commercial offer and re-launch of a new promotional initiative "you&eni" to maintain the loyalty of our customers. Outside Italy we foresee to focus our presence in the Central Western	Europe, completing the network disposal in Eastern Europe.
In light of the results of 2014 and planned initiatives, Eni is targeting to anticipate EBIT breakeven in 2015.
Similarly to the refining sector, our chemical business is affected by competitive pressure from more efficient producers from East Asia, the Middle Est and the United States and overcapacity, against the background of stagnant demand. The return to profitability and financial breakeven of Versalis will leverage on our capacity to identify and implement sustainable solutions for the reconversion of the loss-making sites. In 2014, we completed the overhaul of petrochemical activities in Sardinia, with the start-up of bio-plastic production at Porto Torres site in joint venture with Novamont and divestment of Sarroch plant. In November 2014, Eni defined a plan aimed to guarantee an economically sustainable future for the Porto Marghera site. This plan foresees the increase in the production from renewables, in partnership with the US-based company Elevance Renewable Science and the definitive closure of the petrochemical plant. The other drivers will be refocusing on high value products leveraging on technology in niche segments (elastomers, hydrocarbon resins), enhancement of green chemical platform and expansion projects in the elastomer segment in South-East Asia. The results of Versalis reported an improvement in 2014, with an adjusted operating loss reduced to euro 346 million (down 10%); we are aiming at EBIT breakeven by 2016.
In the next four years, we anticipate

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a gradual increase in oil prices and assume a long-term price of $90 a barrel for the Brent crude benchmark based on our review of demand and supply fundamentals.
In this scenario, our priority is to maximize cash generation, leveraging on well designed industrial actions, conventional oil&gas projects, profitable even in a low price scenario, capital discipline and a robust disposal program. Our investment plan is focused on high value projects with accelerated returns, as well as modular approach to the development	aimed to limit financial exposure. This optimization will determine the outlay for the next four years estimated at euro 47.8 billion, that will be directed for 90% to exploration and development of hydrocarbon reserves, down by 17% compared to the previous plan, at constant exchange rates.

We are aware that the motivation of our people is key to the achievement of our targets. Therefore, we intend to keep investing on our personnel, focusing in particular on leadership and change management, maintaining a strong focus on our fundamental values of integrity and transparency.

In conclusion, 2014 was a positive year for Eni, thanks to the achieved results and the timely start-up of the appropriate actions aimed to face a new cycle in the oil&gas industry. In a still uncertain 2015, Eni thanks to its excellent strategic position is well organized to continue to create sustainable value for its shareholders, in the short and long term.

March 12, 2015

In representation of the Board of Directors

Emma Marcegaglia	Claudio Descalzi
Chairman	Chief Executive Officer and General Manager

Contents

Record cash flow +37% vs. 2013	Overview > In 2014, in spite of an unfavorable trading environment, Eni delivered excellent results underpinned by record cash flow generation. The performance was driven by the increased contribution from upstream production and the accelerated restructuring of the mid and downstream businesses.

Turnaround actions in mid-downstream +euro 1.2 bln adjusted operating profit	Adjusted results > Adjusted operating profit of euro 11.57 billion and adjusted net profit of euro 3.71 billion declined by 9% and 16% respectively, compared to 2013. The mid and downstream businesses reported a euro 1.2 billion improvement driven by contract renegotiations, capacity restructuring and downsizing and cost efficiencies. These positives helped offset the decline of the E&P segment due to lower Brent prices. Additionally, 2014 results were reduced by the loss on the mark-to-market interests in Galp and Snam which underlay two convertible bonds (loss of euro 0.22 billion).

Net profit > Net profit of euro 1.29 billion was impacted by extraordinary charges, net of tax effect, of euro 1.41 billion, which related to asset impairments and the write off of certain deferred tax assets of Italian subsidiaries, as well as the alignment of crude oil and product inventories to current market prices for euro 1 billion. The 75% reduction from 2013 is attributable to the recognition in the past year of sizeable gains on the divestment of a 20% stake in the Mozambique discovery and on the revaluation of Eni’s interest in Artic Russia for an overall euro 4.7 billion.

Cash from disposals euro 3.68 bln	Cash flow > Cash flow of euro 15.1 billion was the best result of the last six years, supported by a reduced working capital in E&P, G&P and Saipem. Proceeds from disposals were euro 3.68 billion and mainly related to the divestment of Eni’s share in Artic Russia, an 8% interest in Galp and in the South Stream project. These cash inflows funded capital expenditure of euro 12.24 billion, focused on upstream activities, dividend payments (euro 4 billion) and share repurchases (euro 0.38 billion), also reducing the Group’s net debt by euro 1.28 billion.

Leverage > As of December 31, 2014, leverage reduced to 0.22, from 0.25 at December 31, 2013.

Dividend > The Company’s robust results and strong fundamentals underpin a dividend distribution of euro 1.12 per share (euro 1.10 in 2013) of which euro 0.56 per share paid as interim dividend in September 2014.

Distribution yield 8.3%	Distribution yield > Share repurchases in 2014 were 21.66 million for a cash outlay of euro 0.38 billion, together with the dividend this ensured a distribution yield of 8.3%.

Hydrocarbon production > In 2014, Eni’s hydrocarbon production was 1.598 million boe/d, up by 0.6% from 2013 on a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Artic Russia. Production increases in the United Kingdom, Algeria, the United States and Angola, more than offset mature fields decline. Start-ups and ramp-ups of new fields contributed 126 kboe/d.

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Proved oil and natural gas reserves > Proved oil and gas reserves as of December 31, 2014 were 6.6 bboe. The reserve replacement ratio was 112%. The reserve life index is 11.3 years.

Development of new fields > In 2014, the West Hub project, located offshore in Block 15/06 in Angola, and Nené project in Block Marine XII in Congo were started up, setting the industry benchmark in terms of time-to-market.
Proved reserves 6.6 bln boe at year end
Exploration successes > In 2014, Eni continued its track record of exploratory success. Additions to the Company’s resource base were approximately 900 million boe, at a competitive cost of $2.1 per barrel. Near-field discoveries marked the year’s activity. These are expected to achieve a quick time-to market. In Angola, the Ochigufu discovery found 300 million barrels of oil in place. This increased the resources of the West Hub project, which started up at the end of 2014.
In Congo, in the conventional waters of block Marine XII, the Minsala well was the third discovery in the last two years increasing the block’s resources in place by 1 billion barrels.
In Ecuador, the Oglan discovery in Block 10 found 300 million barrels of oil in place, located near the processing facilities of the operated field of Villano.
In Indonesia, the Merakes gas discovery identified a potential in place of 1.3 Tcf, located in proximity of the operated field of Jangkrik, which is currently under development, and will supply gas volumes to the Bontang LNG plant.
In Gabon, the Nyonie Deep well discovered an estimated potential of approximately 500 million boe in place of gas and condensates.
Exploration successes 0.9 bln boe at year end
Acquired acreage > In line with the strategic guidelines of rejuvenating its mineral right portfolio and identifying new potential areas of growth, new exploration acreage was acquired for a total acreage of 100,000 square kilometers net to Eni.

Renegotiation of long-term gas supply contracts and take-or-pay reduction > Following the renegotiation of a number of the main long-term supply contracts, gas prices and related trends were better aligned to market conditions. 70% of long-term gas supply portfolio is now indexed to hub prices. Furthermore, the cash advances paid to suppliers due to the take-or-pay clause in those long-term supply contracts were reduced by euro 0.66 billion thanks to contract renegotiation and sales optimization.

Turnaround in refining > In 2014, the turnaround plan in the R&M achieved a cut of up to 30% of Eni’s refining capacity compared to 2012 with the agreement on the conversion of the Gela refinery, the start-up of the green plant in Venice and the disposal of Eni’s interest in a refinery in East Europe. Overall the capacity utilization rate increased from the previous year, driving down the breakeven margin of Eni’s refineries below 6 $/bbl.
Acquired acreage 100,000 square kilometers Take-or-pay euro 0.66 bln of cash benefit Refining capacity vs. 2012 -30%

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Gela project > Eni defined with the Italian Ministry for Economic Development, the Region of Sicily and interested stakeholders (including trade unions and local communities) a plan for the reconversion of the Gela site into a bio-refinery and logistic hub, as well as the start-up of industrial initiatives aimed to relaunch the upstream sector in Sicily. The project intends to achieve the long-term sustainability of the Gela site leveraging on a new plan of capital expenditure, proprietary technologies and Eni’s people skills.

Green Chemical > An agreement was signed with relevant Italian institutions and stakeholders to restore the profitability of the loss-making Porto Marghera chemical plant. The pillars of the deal are the development of an innovative green chemical project in partnership with the US-based company Elevance Renewable Science Inc and the shutdown of the oil-based petrochemical unit. The green plant will produce specialties destined for high added-value industrial applications.

Restructuring of petrochemical activities in Sardinia > Operations at the green chemical project of Matrìca started up in 2014, marking the full conversion of the Porto Torres site.
The 50/50 joint venture between Eni’s subsidiary Versalis and Novamont, Matrìca, is currently producing basic chemical products for industrial applications from renewable feedstock.
The Sarroch plant was divested.

Injury frequency rate -12.6% vs. 2013 progressing for the tenth consecutive year	Safety > In 2014, Eni continued to implement the communication and training program "Eni in safety", with workshops dedicated to Eni’s employees. The benefit of these and other programs and investments in safety supported a positive trend in the injury frequency rate relating to employees and contractors which improved for the tenth consecutive year (down by 12.6% from 2013). Notwithstanding the 27% decrease in the fatality index, four fatal accidents occurred in 2014.

> Corporate reporting Eni is the first worldwide company in Transparency	Transparency in Corporate Reporting > In 2014, Eni ranked first in a worldwide survey made by Transparency International about transparency in corporate reporting. The survey analyzed three areas: anti-bribery programs, the organization (e.g. information on subsidiaries, joint arrangements and associates) and the publication of key economic and financial data related to the activities in each country where the company operates.

LEAD Board Program > Eni is one of the six companies in the world to adhere to the pilot phase of the UN Global Compact LEAD Board Program, committed to the Board of Directors of certain companies, in order to strengthen their awareness on sustainability issues. During the first module on "the materiality of sustainability" Eni’s Board of Directors discussed on material sustainability issues leading the company to create sustainable value. The initiative will continue in 2015.

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Financial highlights

		2012	2013	2014

Net sales from operations	(euro million)	127,109	114,697	109,847
Operating profit		15,208	8,888	7,917
Adjusted operating profit		19,883	12,650	11,574
Net profit (a)		4,200	5,160	1,291
Exclusion of special items		2,953	(1,168)	1,408
Exclusion of inventory holding (gains) losses		(23)	438	1,008
Adjusted net profit (a)		7,130	4,430	3,707
Comprehensive income (a)		7,096	3,164	5,995

Net cash provided by operating activities		12,552	11,026	15,110	▼ (a) Attributable to Eni’s shareholders. (b) The amount of dividends for the year 2014 is based on the Board’s proposal. (c) Number of outstanding shares by reference price at year end.
Capital expenditure - continuing operations		12,805	12,800	12,240
of which: exploration expenditure		1,850	1,669	1,398
of which: development expenditure		8,304	8,580	9,021
Purchase of Eni's treasury share				380
Dividends to Eni shareholders pertaining to the period (b)		3,912	3,979	4,042
Cash dividends to Eni shareholders		3,840	3,949	4,006
Total assets at period end		140,192	138,341	146,207
Shareholders' equity including non-controlling interest at period end		62,417	61,049	62,209
Net borrowings at period end		15,069	14,963	13,685
Net capital employed at period end		77,486	76,012	75,894
of which: Exploration & Production		42,369	45,699	47,629
of which: Gas & Power		10,597	9,201	7,776
of which: Refining & Marketing		8,871	7,998	7,993
of which: Versalis		2,557	2,656	2,973
of which: Engineering & Construction		9,937	9,554	8,644

Share price at period end	(euro)	18.34	17.49	14.51
Weighted average number of shares outstanding	(million)	3,622.8	3,622.8	3,610.4
Market capitalization (c)	(euro billion)	66.4	63.4	52.4

Summary financial data

		2012	2013	2014

Net profit
- per share (a)	(euro)	1.16	1.42	0.36	▼
(a) Fully diluted. Ratio of net profit/cash flow from continuing operations and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

- per ADR (a) (b)	($)	2.98	3.77	0.96
Adjusted net profit
- per share (a)	(euro)	1.97	1.22	1.03
- per ADR (a) (b)	($)	5.06	3.24	2.74
Cash flow
- per share (a)	(euro)	3.41	3.52	4.18
- per ADR (a) (b)	($)	8.77	9.04	11.12

Adjusted return on average capital employed (ROACE)	(%)	10.1	5.9	5.6
Leverage		0.24	0.25	0.22
Coverage		11.3	8.8	7.4
Current ratio		1.4	1.5	1.5
Debt coverage		83.4	73.7	110.4

Dividends pertaining to the year	(euro per share)	1.08	1.10	1.12
Pay-out	(%)	50	77	311
Dividend yield (c)	(%)	5.9	6.5	7.6

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	Operating and sustainability data

			2012	2013	2014

	Employees at period end	(number)	79,405	83,887	84,405
	of which: women (*)		12,847	13,588	13,650
	of which: outside Italy		52,008	56,509	58,182
	Female managers	(%)	18.9	19.4	19.7
	Training hours	(thousand hours)	3,132	4,349	3,207
	Employee injury frequency rate	(No. of accidents per million of worked hours)	0.57	0.40	0.38
	Contractor injury frequency rate		0.45	0.32	0.26
	Fatality index	(fatal injuries per one hundred millions of worked hours)	1.10	0.98	0.72
	Oil spills due to operations	(barrels)	3,759	1,901	1,179
	Direct GHG emissions	(mmtonnes CO2 eq)	52.84	47.60	42.93
	R&D expenditure (a)	(euro million)	211	197	186
	Expenditure for the territory (b)		91	101	96
	Exploration & Production
	Estimated net proved reserves of hydrocarbons (at year end)	(mmboe)	7,166	6,535	6,602
	Average reserve life index	(years)	11.5	11.1	11.3
	Production of hydrocarbons	(kboe/d)	1,701	1,619	1,598
	Profit per boe (c)	($/boe)	16.0	15.5	9.9
	Opex per boe (c)		7.1	8.3	8.4
	Cash flow per boe		32.8	31.9	30.1
	Finding & Development cost per boe (d)		17.4	19.2	21.5
	Direct GHG emissions	(mmtonnes CO2 eq)	28.7	25.9	23.0
	Produced water re-injected	(%)	49	55	56
	Community investment	(euro million)	59	53	63
	Gas & Power
	Worldwide gas sales	(bcm)	95.32	93.17	89.17
	- in Italy		34.78	35.86	34.04
	- outside Italy		60.54	57.31	55.13
▼ (*) Do not include employees of equity accounted entities. (a) Net of general and administrative costs. (b) Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation. (c) Related to consolidated subsidiaries. (d) Three year average.	Customers in Italy	(million)	7.45	8.00	7.93
	Electricity sold	(TWh)	42.58	35.05	33.58
	Water withdrawals per/kWh eq produced	(cm/kWh eq)	0.012	0.017	0.017
	Customer satisfaction index	(%)	89.7	92.9	93.4
	Refining & Marketing
	Refinery throughputs on own account	(mmtonnes)	30.01	27.38	25.03
	Retail market share	(%)	31.2	27.5	25.5
	Retail sales of petroleum products in Europe	(mmtonnes)	10.87	9.69	9.21
	Service stations in Europe at year end	(numbers)	6,384	6,386	6,220
	Average throughput of service stations in Europe	(kliters)	2,064	1,828	1,725
	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	16.99	10.80	6.09
	Customer satisfaction index	(likert scale)	7.9	8.1	8.2
	Versalis
	Production	(ktonnes)	6,090	5,817	5,283
	Sales of petrochemical products		3,953	3,785	3,463
	Average plant utilization rate	(%)	66.7	65.3	71.3
	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	2.19	1.53	1.14
	Recycled/reused water	(%)	81.6	86.2	87.7
	Engineering & Construction
	Orders acquired	(euro million)	13,391	10,062	17,971
	Order backlog at period end		19,739	17,065	22,147
	Local procurement	(%)	57.4	54.3	55.6
	Employees outside Italy		88.1	89.1	89.9

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Eni’s materiality definition process
Materiality is the result of the identification and prioritization of the major sustainability issues which significantly affect the company’s ability to create value.
Eni’s materiality definition process aims to ensure that the material issues are both shared with the highest decision levels and their integration is also taken into account in all the processes starting from the risk management process, strategy planning, stakeholder engagement, reporting and internal/external communication, to the implementation of operational decisions.
The first step of the materiality definition process is the identification of relevant issues through specific methods of analysis that considered: the top management’s strategic vision, results of the risk assessment and the stakeholders’ perspective.
In order to embrace the top management’s 2014 view, a cycle of interviews with 12 top managers was carried out on the role and meaning of sustainability for Eni. Furthermore, 140 key-position managers were involved in a survey with the aim of finding the issues affecting the value creation.
Through the risk assessment led in 2014, the sustainability issues on which could emerge environmental, social and governance potential risks (ESG) were highlighted.
The stakeholders perspective has been defined through the collection of their annual expectations by a special system for the recognition of stakeholders instances and the analysis of their ability to affect the company’s activities.
Following the identification of material issues, the evaluation of their importance has been achieved on the basis of quantifying metrics specific to each field included.
The interviews and the internal survey evaluated the importance of each issue in the process of value creation for the company. The risk assessment has determined the impact and likelihood of occurrence of potential risks arising from each single theme. The stakeholders perspective has highlighted the importance of each issue as perceived by the different types of corporate stakeholders.
The combination of the results of the three previous assessments has allowed the prioritization of the relevant issues.
At the end of this process, the sustainability issues identified as material are:
- Integrity in business management (anti-corruption, transparency, human rights, local communities engagement);
- Safety and asset integrity;
- Development of skills and competences;
- Reduction of environmental impacts (water protection, biodiversity, oil spills reduction) and combating climate change (GHG reduction, energy efficiency);
- Local development/Local Content and promoting access to energy; and
- Technological Innovation.

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Eni Integrated Annual Report / Materiality and stakeholder engagement

### Stakeholder engagement

Eni believes that the participation and involvement of stakeholders in the business choices are the key elements which contribute to the development of the territories

| Stakeholder | Engagement procedures and actions |
| --- | --- |
| **Eni's people** | Workshop (i.e."idea generation" projects focalized on business and efficiency); Strategy and annual performance sharing through the HR Ambassador Project and the Cascade Programme; Communication plan through MyEni and MyEni International Portal; Brand activation initiatives; "cascade" e-mailing for topic business projects; Training programmes and on-the-job training; Welfare initiatives; Renewal of the agreement with European Works Council (EWC); Dialogue with the European Works Council (EWC) on Eni's policies within the European framework and with the representatives of the European Observatory for Safety and Health at Work. |
| **Financial community** | Conference call on quarterly results and strategy presentation; Meetings with SRI focused on Eni's integrated risk management model; Road show dedicated to Corporate Governance; Meetings with institutional investors and main proxy advisors. |
| **Local communities** | Update of websites dedicated to a specific geographic area (NAOC, Eni Norge, KPO, Eni in Basilicata); Public consultation forums on activities in Nigeria, Kenya, Mozambique, Norway, Italy, Russia; Update of the mechanisms for collecting and managing live reports in 6 pilot Countries (Mozambique, Congo, Angola, Pakistan, Kazakhstan, Nigeria); Promotion of multi-stakeholder committees for planning, management and implementation of social projects (i.e. sectorial committees in Pakistan, technical and management committees for the Hinda project in Congo, local committees in Ecuador and Gabon); MOU with local institutions and other local partners to set up long-term social projects. |
| **Government, National Parliament, Public Ministries, Institutions** | Inspections and institutional visits at the production sites; Information, awareness-raising and technical in-depth initiatives; Regular meetings with officials of the European Commission, Parliament and European Council; Active participation in national and international round tables on energy and climate policies; Participation in the Policy Dialogue on Natural Resource-based Development organized by the OECD. |
| **The United Nations system** | Participation in the main meetings between the United Nations and companies (Private Sector Focal Points Meeting; Private Sector Forum, Annual Forum on Business and Human Rights); Participation in the UN Climate Summit and in the first Sustainable Energy for All Forum; Participation in UN Sustainable Development Solutions Network, and in particular in "Energy for All in Sub-Saharan Africa" initiative; Participation in Global Compact LEAD Board pilot programme for the Board training programme on sustainability issues; Participation in working groups on anti-corruption under the auspices of the Global Compact, on national and international level; Membership of the UN Global Compact Call to Action: Anti-corruption and the Global Development Agenda and participation in the tenth anniversary of the 10th UN Global Compact anti-corruption principle. |

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Eni Integrated Annual Report / Materiality and stakeholder engagement where Eni operates; these factors, in fact, create mutual trust between the actors of the territory, promote consensus and strengthen Eni's reputation as a reliable partner.

| Stakeholder | Engagement procedures and actions |
|---|---|
| National and international NGOs | Dialogue with main Italian NGOs (WWF, Greenpeace, Legambiente) on oil&gas issues; Dialogue with Amnesty International on the activities in Nigeria and the protection of Human Rights of populations living near the extraction sites; Consultation of NGOs for a preliminary assessment of Eni's impact on human rights in Mozambique. |
| Suppliers | Development of suppliers' organizational, technical, quality, HSE and Human Rights skills; Support on improvement following negative ratings resulting from audits; Verifying observance of Human Rights in the supply chain; Call on significant suppliers to take part in the Carbon Disclosure Supply Chain; Issue of procedure on the management of Local Content within the procurement process; Energy efficiency project: qualifications of suppliers for technical assessment services in Italy and abroad. |
| Customers and consumers | Calibration of trade, advertising and pricing initiatives; Definition of new offer models; Consolidation of the new model for relations with Consumer Associations in order to enforce the attention on energy saving and the comprehension of sustainable value in our products and services (green chemistry, bio-fuels, smart mobility, products and culture for energy efficiency); Planning of remediation actions to meet customer's expectations and their most critical instances represented by the Consumer Associations. Implementation of a dedicated tool, on telephone channel, for detection, enumeration and faster solution of criticality about gas and electricity offer, to promote the gradual digital access by aged customers represented by Consumer Associations. |
| Universities and research centers | Creation of "virtual labs" in collaboration with universities, research centers and companies; Renewal of framework agreements with the "Politecnico di Milano" and the "Politecnico di Torino", and with the Italian National Research Council (CNR); Continuation of the collaboration agreement with the Massachusetts Institute of Technology in Boston (USA); Continuation of the alliance with Stanford University on core technologies of the oil&gas business and environmental remediation; Agreement with Earth Institute of Columbia University to strengthen the systems for planning, monitoring and evaluation of Eni investments for local development. |
| Other sustainability organizations | Active role within the anti-corruption working group of the B20; Participation in the working groups of the WBCSD and IPIECA, the O&G constituency of EITI, the working group within the PACI, the Pilot Program IIRC, the working groups of the O&G Climate Initiative. |

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Eni’s business model targets long-term value creation for its stakeholders by delivering on profitability and growth, efficiency and operational excellence and handling operational risks of its businesses, as well as environmental conservation, and local communities relationships, preserving health and safety of people working in Eni and with Eni, in respect of human rights, ethics and transparency. The main capitals used by Eni (financial capital, productive capital, intellectual capital, natural capital, human capital, social and relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International	Integrated Reporting Council (IIRC). 2014 financial results and sustainability performance rely on the responsible and efficient use of our capitals.
Hereunder is articulated the map of the main capitals exploited by Eni and actions positively effecting on their quality and availability. At the same time, the scheme evidences how the efficient use of capitals and related connections create value for the company and its stakeholders. For detailed information on results associated to each capital and to the way by which each strategic target is achieved see the Integrated Performance tables.

Contents

| | stock of capital | Eni's main actions | value creation for Eni | value creation for Eni's stakeholders |
|---|---|---|---|---|
| financial capital | • Financial structure<br>• Liquidity reserves | • Cash flow from operations<br>• Bank loans<br>• Bonds<br>• Maintaining strategic liquidity<br>• Hedging<br>• Dividends<br>• Working capital optimization | • Going concern<br>• Lower cost of capital<br>• Reduction of working capital<br>• Leverage optimization<br>• M&A opportunities<br>• Mitigation of market volatility<br>• Credit worthiness | • Yields<br>• Share price appreciation<br>• Social and economical growth<br>• Satellite activities |
| productive capital | • Onshore and offshore plants<br>• Pipelines and storage plants<br>• Liquefaction plants<br>• Refineries<br>• Distribution networks<br>• Power plants<br>• Chemical plants<br>• Buildings and other equipment | • Technological upgrade<br>• Process upgrade<br>• Investment in new businesses (biorefinery, Green chemistry, car sharing)<br>• Maintenance and development activities<br>• Increase environment Certifications (ISO 14001, ISO 50001, EMAS, etc.) | • Returns<br>• Enlarging asset portfolio<br>• Increase assets value<br>• Reduction of operational risk<br>• Energy and operational efficiency<br>• Reputation | • Availability of energy sources and green products<br>• Employment<br>• Satellite activities<br>• Reduction of direct GHG emissions and responsible use of resources |
| intellectual capital | • Technologies and intellectual property<br>• Corporate internal procedures<br>• Corporate governance system<br>• Integrated risk management<br>• Management and control systems<br>• Knowledge management<br>• ICT (Green Data Center) | • Research and development expenditures<br>• Partnership with centres of excellence<br>• Development of proprietary technologies and patents<br>• Application of procedures and systems<br>• Audit | • Competitive advantage<br>• Risk mitigation<br>• Transparency<br>• Performance<br>• License to operate<br>• Stakeholders' acceptability | • Reduction of environmental and social impacts<br>• Transfer of best available technologies and know-how to host Countries<br>• Contributing to the fight against corruption<br>• Green products |
| human capital | • Health and safety of people<br>• Know-how and skills<br>• Experience<br>• Engagement<br>• Diversity (gender, seniority, geographical)<br>• Eni's thinking | • Safety at work<br>• Recruiting, education and training on the job<br>• Promotion of human rights<br>• Eni's people engagement<br>• Knowledge management<br>• Welfare<br>• Leveraging on diversity<br>• Enhancing individual talents and remuneration in accordance to a merit system | • Performance<br>• Efficiency<br>• Competitiveness<br>• Innovation<br>• Risk mitigation<br>• Reputation<br>• Talent attraction<br>• Job enhancement | • Create employment and preserve jobs<br>• Job enhancement<br>• Wellness of Eni's people and local communities<br>• Increase and transfer know-how |
| social and relationship capital | • Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGO, universities, trade unions)<br>• eni brand | • Stakeholders' Engagement<br>• MoU with Governments and local authorities<br>• Projects for local development and Local Content<br>• Strategic partnerships<br>• Involvement in international panel discussion<br>• Development of programs on research and training<br>• Partnerships with trade unions<br>• Quality of services rendered<br>• Brand management | • Operational & social licence<br>• Reduction of time-to-market<br>• Country risk reduction<br>• Market share<br>• Alignment to international best practices<br>• Reputation<br>• Competitive advantage<br>• Suppliers reliability<br>• Customers retention | • Local socio-economical development<br>• Customers and suppliers satisfaction<br>• Share of expertise with territories and communities<br>• Satisfaction and incentive of people<br>• Promoting respect for workers' rights |
| natural capital | • Oil and gas reserves<br>• Water<br>• Biodiversity and ecosystems<br>• Air<br>• Soil | • Exploration, production, transporting, refining and distributing hydrocarbons<br>• Investment in new businesses (biorefinery, Green Chemistry, car sharing)<br>• Investment in technological and process upgrade<br>• Remediation activities | • Hydrocarbon reserves growth<br>• Opex reduction<br>• Mitigation of operational risk (asset integrity)<br>• Reputation<br>• License to operate<br>• Stakeholders' recognition | • Reduction of gas flared<br>• Reduction of oil spill<br>• Reduction of blow out risk<br>• Preservation of biodiversity<br>• Green products<br>• Containment of water consumption (reinjection and water reuse)<br>• Energy efficiency |

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# targets and performance drivers

## cash flow and value

| 2015-2018 targets | Increase the value of explorative resources<br>Growth in Upstream cash generation | Return to structural profitability in the Gas & Power business |
|---|---|---|
| financial capital | • Investment selectivity<br>• Reduction of opex per barrel<br>• Reduction of exposure to partners/ National Companies<br>• Reduction of time-to-market | • Gas contracts portfolio restructuring<br>• Working capital optimization<br>• Simplifying the operations and optimization of logistic costs |
| productive capital | • Exploration portfolio renewal<br>• HPC computing Center<br>• Proprietary instruments for seismic activity<br>• Operatorship<br>• Project execution optimization<br>• Asset integrity | • Continental hub monitoring<br>• Enhanced of Asset Back Trading<br>• Upstream integration<br>• Power plants optimization |
| intellectual capital | • R&S investments<br>• Proprietary technologies development and patents management<br>• Development of technologies to increase the recovery rate | • Take-or-pay risk integrated management<br>• Development of innovative products and services<br>• Evolution in processes and systems |
| human capital | • Safety in the workplace<br>• Recruitment, education and training on the job<br>• Internal know-how enhancement<br>• Promotion of human rights<br>• Knowledge management | • Safety in the workplace<br>• Reorganization/streamlining operations<br>• Internal know-how enhancement<br>• Change management |
| social and relationship capital | • Partnerships with governments and local authorities<br>• Territorial development and Local Content projects<br>• Increase in access to energy<br>• Respect of human rights<br>• Promotion of transparency | • Gas advocacy<br>• Relationship with customers and suppliers<br>• Know-how in negotiations |
| natural capital | • Increase in oil&gas reserves<br>• Oil spill reduction<br>• Blowout reduction through optimization of upstream operations<br>• Gas enhancement for zero gas flaring<br>• Biodiversity protection and sensible areas | • Energy efficiency initiatives<br>• Promotion to customers of energy efficiency |

Contents

The table below shows how actions taken in managing each main capital, contribute to achieve business targets. The different actions are classified on the basis of four strategic targets which lead Eni's business segments. The actions reported below represent the management system of each capital which allow to achieve business goals, on the one hand reducing risks, on the other, increasing profitability. For further details on financial and non-financial KPI's see the Annex of Integrated performances.

## generation

| Turnaround in Refining & Marketing and Chemical businesses<br>R&M: EBIT adjusted and cash flow from operation breakeven in 2015<br>Chemical: EBIT adjusted and cash flow from operation breakeven in 2016 | Focus on efficiency |
|---|---|
| • Investment selectivity<br>• Opex reduction | • Capex reduction<br>• G&A costs reduction<br>• Working capital optimization |
| • Critical sites reconversion/rationalization<br>• Promotion of energy efficiency | • Process optimization<br>• Lean Organization |
| • R&S investments<br>• Business innovation<br>• Research applied in green business | • Proprietary technologies development and patents management<br>• Continuous improvement<br>• Change management |
| • Safety in the workplace<br>• Internal know-how enhancement<br>• Internal mobility<br>• Development of new skills | • Safety in the workplace<br>• Involvement of employees<br>• Internal know-how enhancement |
| • Trade union dialogue<br>• Local stakeholders management<br>• Strategic partnerships | • Trade union dialogue<br>• Stakeholders management |
| • Investments in biorefining and green chemistry<br>• Promotion of energy efficiency | • Promotion of energy efficiency<br>• Efficient use of resources |

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# the competitive environment

## A challenging market

In an extremely complex and dynamic international environment, geopolitical, technological and market factors have interacted rapidly, determining the change of the consolidated business models and making emerge new players and new growth areas (particularly in Asia and in the United States as well as, in the initial phase, in the Sub-Saharan Africa).
In the second half of the year, an unbalanced oil market, with an excess of supply in the context of weak demand, witnessed a fall in oil prices. The gas market, characterized in Europe by continued demand reduction, saw the growth of volumes exchanged in the spot market and continuing renegotiations of the take-or-pay contracts. In this scenario Eni's strategic plan is focused on maximizing the value of its portfolio through the timely development of new fields and anticipated monetization of the discoveries. In the mid-downstream businesses, Eni confirms the strategy aiming at quick economic and financial rebalancing through cost discipline, continuing renegotiation of long-term gas supply contracts, restructuring of inefficient plants and product and marketing innovation.

## Industrial challenges

**Context of oversupply and reduction of capital expenditure**
The huge development of unconventional resources in the USA and the slowdown in the world demand have conditioned the world oil market, creating an increasing oversupply, calming the prices and changing crude oil flows. In this scenario, the majors have strengthened the focus on cost discipline, postponing the development of more expensive projects and increasing assets' disposals.

**Intensification of geopolitical risk and focus on capital expenditure**
The intensification of geopolitical risk concerned key countries of our segment. The instability in the North Africa and the Middle East as well as international sanctions towards important oil producing countries such as Iran and Russia caused the reduction of world oil production by almost 3 million boe/d, entirely offset by the production growth in the United States.
Capital expenditure for the development of upstream activity will be focused on high rewarding projects and new discoveries in West and East Africa, in the Barents Sea and in the Far East.

**Transformation of the businesses of gas marketing and refining in Europe**
The gas market was characterized by the downturn in demand in Europe, growth in demand in the emerging countries and affirmation of prices on the spot markets. In addition, there was an increase of renewables in the energy mix, driven by European energy policies with the conditions of privileged access and important subsidies as well as the expansion of coal due to the flows from the United States, in large quantities and at low costs. All these dynamics have deeply changed the mid and downstream businesses in Europe.

**Raising awareness of the risks related to the climate change**
As part of the energy policy which combines development, environmental protection and energy safety, the natural gas will play a critical role in the transition towards low carbon future. In fact, natural gas constitutes a fossil fuel with minor environmental impact, ideal for offsetting the bounces in the supply typical of solar and wind energy.

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Eni Integrated Annual Report / The Competitive Environment

**Eni's actions and plans**

- Robust and sustainable cash flow generation;
- New explorative initiatives, development of conventional discoveries, with competitive production costs and fast track start-up;
- Reduction of capital expenditure;
- Application of fast tracking strategy in the development of exploration success and reduction of time to market;
- Enhancement of resources;
- Increase of disposal programme.

| | Performance of the year | 2015-2018 Targets |
|---|---|---|
| Cash flow from operations | €15.1 bln | 2015-2016 100% capex coverage; 2017-2018 +40% vs. 2015-2016 |
| Discovered resources | 0.9 bboe | 0.5 bboe/y |
| Capital expenditure | €12.6 bln | €47.8 bln, -17% vs. previous plan at constant fixed rate |
| Disposal of assets | €3.7 bln | €8 bln |

- Maximizing hydrocarbon production;
- New discoveries in emerging basins and consolidation of Africa presence;
- Development of geographic presence in Asia by replaying the successful model carried on in Africa;
- Increasing efficiency through cost reduction;
- Program of cost reduction, with a strong focus on G&A costs.

| | Performance of the year | 2015-2018 Targets |
|---|---|---|
| Hydrocarbon production growth | +0.6% hydrocarbon production | +3.5% on yearly average |
| OPEX per boe | $8.4 | -7% vs. previous plan |
| G&A costs reduction | €250 mln | €2 bln by 2018 vs. previous plan |

- Focus on contracts renegotiation with major suppliers;
- Reduction of refining capacity: rationalizations, reconversions, increased processing flexibility;
- Conversion of less profitable business through development of green economy initiatives.

| | Performance of the year | 2015-2018 Targets |
|---|---|---|
| Renegotiation of gas supply portfolio | 70% of supply contracts aligned to market conditions | 100% of supply contracts aligned to market conditions by 2016 |
| Reduction of Eni's refining capacity | down 30% vs. 2012 | down 50% vs. 2012 |
| Green economy | Memorandum for the conversion of Gela and Porto Marghera plants | Start-up of green production in the four-year plan |

- Development of important technological solutions to operate in a safe and sustainable way;
- Operational excellence and commitment to ensure the safety of operations;
- Management of the business guided by the highest values and ethical principles.

| | Performance of the year | 2015-2018 Targets |
|---|---|---|
| R&D costs | €186 mln | €700 mln in the four-year plan |
| Gas flared in upstream | down 75% vs. 2007 | down 22% vs. 2014 |
| Produced water re-injected | 56% | 70% |

› defining strategies to seize the opportunities in the energy sector

21

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Industrial Plan
In order to cope with a radically changed price environment, the Company outlined for the next four-year period an action plan which comprises a number of rigorous initiatives and objectives in order to mitigate the impact of lower oil prices and to preserve a robust financial structure, particularly in the short-to-medium term. Against the backdrop of a low price environment, our primary target remains cash generation which will be underpinned by well-designed industrial actions, capital discipline, focus on upstream activities and a large disposal plan. In approving the capital expenditure plan the Company selected high-return projects with short pay-back periods; this optimization will result in a euro 47.8 billion capital expenditure in the next four years, down by approximately 17% compared to previous plan, at the same exchange rate. The disposal plan, amounting to more than euro 8 billion in the 2015-2018 period, is based on the anticipated monetization of exploratory discoveries, optimization of the upstream portfolio – which will be refocused based on strategic consideration and on the evaluation of the geopolitical risk – rationalization of midstream and downstream portfolio, and the divestment of residual interests in Snam and Galp.
In the years 2015-2016 cash flow from operations will be able to fund projected capital expenditure on our Brent price scenario of 63 $/bbl on average.
In the subsequent years, under our planning assumption of a recovery in crude oil prices at 85 $/bbl on average in the years 2017-2018 up to the long-term Brent price of 90 $/bbl, and considering our industrial actions, we will able to increase our cash flow from operations by 40% thus generating a significant surplus over the projected level of capital expenditure.
In brief, the Company forecasts that the planned industrial actions, the selective approach to capital expenditure and the disposal plan will enable Eni to preserve a robust financial structure, targeting a leverage below the ceiling of 0.3 throughout the oil cycle.

Dividend policy
In the framework of the Group’s transformation process and given the targets set out in the plan, the Company intends to propose a 2015 dividend of euro 0.87 per share.
The distribution policy will be progressive with underlying earnings growth.

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Eni Integrated Annual Report / Strategy

## Gas & Power

**Profitability and sustainable cash generation**

- complete alignment of supply portfolio to market conditions and recovery of take-or-pay volumes;
- streamlining of operations and optimization of logistic costs;
- development and growth in value added segments.

## Engineering & Construction

**Performance improvement and reinforcement of financial structure**

- optimization of working capital and capital expenditure;
- capital discipline;
- completion of legacy projects with low profitability;
- focus on projects in which the Company can leverage on its competitive edge;
- strengthening of the EPC model.

## Refining & Marketing

**Economic and cash flow breakeven in 2015**

- selective reduction of refining capacity up to 50% (vs. 2012) through process reconversion in Italy and outside Italy;
- efficiency improvement and implementation of energy saving projects;
- reorganization/optimization of the retail business through efficiency and marketing actions.

## Versalis

**Economic and cash flow breakeven in 2016**

- pursuing a more adequate and efficient cost position, through the rationalization of loss-making sites, higher integration, optimization and flexibility of productions;
- portfolio refocusing on value-added productions and green chemistry;
- internationalization of the business to target global clients and high-growth markets, also through strategic alliances signed with industrial players.

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▼ (1) Potential events that can affect Eni’s activities and whose occurrence could hamper the achievement of the main corporate objectives.
▼ (*) Including Integrated Risk Management function.
Eni has developed and adopted a model for Integrated Risk Management (IRM) that targets to achieve an organic and comprehensive view of the Company main risks[1], greater consistency among internally-developed methodologies and tools to manage risks and a strengthening of the organization awareness, at any level, that suitable risk evaluation and mitigation may influence the delivery of Corporate targets and value.

Integrated Risk Management Model

The IRM has been defined and updated consistently with international principles and best practices. It is an integral part of the Internal Control and Risk Management System (see page 31) and is structured on three control levels.

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Risk governance attributes a central role to the Board of Directors which, with the support of the Control and Risk Committee outlines the guidelines for risk management, so as to ensure that the main corporate risks are properly identified and adequately assessed, managed and monitored. In addition, the Eni Board of Directors, in fulfilling its responsibilities and its role of direction and with the support of the Control and Risk Committee, defines the degree of compatibility of these risks with the company management consistent with its strategic targets. For this purpose, Eni’s CEO, through the process of integrated risk management, presents every three months a review of the Eni’s main risks to the Board of Directors. The analysis is based on the scope of the work and risks specific of each business area and processes aiming at defining an integrated risk management policy; the CEO also ensures the evolution of the IRM process consistently with business dynamics and the regulatory environment.
Furthermore, the Risk Committee, chaired by the CEO, holds the role of consulting body for the latter with regards to major risks. For this purpose, the Risk Committee evaluates and expresses opinions, at the instance of CEO, related to the main results of the integrated risk management process.

Integrated Risk Management process

The IRM model is implemented through a process of integrated management which is both continuous and dynamic and leverages on the risk management systems already adopted by each business unit and corporate processes, promoting harmonization with methodologies and specific tools of the IRM model.
The commencement of the risk assessment process includes the definition of its scope, basing on the guidelines defined by the Board of Directors, i.e. the identification of the processes and the organizational functions/units/management of Eni and its subsidiaries to be involved in the IRM process, which might significantly impact the achievement of corporate objectives.
In 2014, two assessment session were performed: the yearly risk assessment performed in the first half of the year involving 35 subsidiaries and the interim top risk assessment performed in the second half of the year, relating to the update and in-depth identification, evaluation and treatment of top risks. Based on the major risks identified through the above mentioned assessments, the strategic guidelines and treatment measures for their mitigation/management were identified and submitted to the management, consistently with the evolution of internal/external context and Eni’s strategy.
In addition, the monitoring assessment of Eni’s top risks was made operative. The monitoring of such risks and the relevant treatment plans through appropriate indicators (Key Risk Indicator, Key Control Indicator, Key Performance Indicator) allow to analyze the evolution of major risks, the progress in implementation of further treatment measures decided by the management, identify possible improvement areas in the management of major risks and to timely identify potential new risks. The monitoring results were submitted to the management and control bodies in July and October 2014.
The following table represents Eni’s main risks in relation to corporate targets. In addition, it is worth noting that the significant fall of oil prices occurred in the last months and the consequent new Brent scenario constitute a considerable impact on the economic and financial profile of oil&gas sector. For further details on these risks, as well as minors uncertainty factors, see the section "Risk factors and uncertainties".

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Eni Integrated Annual Report / Risk Management

## Targets, risks and treatment measures

| Company targets | Risk category | Main risk events | Rif. Risk factors and uncertainties section | Treatment measures |
|---|---|---|---|---|
| Company profitability | Country risk | Political and social instability in the countries of operations may lead to acts of violence, sabotage and attacks, with consequent production interruptions and losses as well as interruptions in gas supplies via pipe. | Pages 86-89 | Implementation of the security management system with the analysis of the preventive measures specific for site, keeping efficient and long-lasting relationships with producing countries and local stakeholders even through sustainable development projects; plans of security emergencies management and prevention. |
| Company profitability | Strategic risk | Poor contractors (and subcontractors) performance, in particular in large EPC projects, may impact projects profitability. | Pages 83-84 | A phase-based approach to projects, specific contractual strategies (long-term commitment, incentives/penalties clauses), direct management of contractor works, subjected to continuing and active monitoring, as well as direct control of interfaces between contractors; technical, specialized and managerial support to HQ already in the initial phase of technical and contractual problems insurgency. Introduction of probabilistic approach in the definition of the project plan and the implementation of the appropriate mitigation plan. |
| Company profitability | Strategic risk | Complex finalization of oil and commercial negotiations, as well as negotiations related to assets trade, due to institutional and regulatory changes in the countries of operations and in the market scenarios. | Page 86 | Monitoring of external trends and uncertainties that might affect the outcome of commercial negotiations (elections, economic crisis, developments in the political framework, etc.). Maintaining stable relationship with state-owned and local partners, benchmarking with contractual clauses obtained in other projects and contexts. |
| Company profitability | Strategic risk | Failure in renegotiation of long-term gas supply contracts and failure in recovery of logistic costs due to oversupply and pressure on selling prices. | Page 90 | Evaluation of the option to recur to international arbitration proceedings in case of unsuccessful renegotiations; evaluation and implementation of the initiatives to obtain adjustment and optimization of the costs of gas logistics. |
| Company profitability | Strategic risk | Failure in reduction of downstream capacity (refining/petrochemical) due to oversupply and competitive pressure of the cheaper products. | Pages 79-81 | Multi-stakeholder approach to the reconversion of critical sites or feasible industrial answers (green refinery, green chemicals, disposals, etc.). |
| Company profitability | Financial risk | Commercial credit risk and default of the partner countries. | Page 86 | Internal structures and rules dedicated to credit risks, specific initiatives/projects for the management of most critical situations. Monitoring of partner countries exposed to the falling oil prices. Contractual clauses in joint ventures to hedge from non-defaulting party. Revisiting of all process phases dedicated to credit management, from preventive evaluation of clients' ability to the management of solicits till the recovery of masses inherited in litigation. Reduction of "time to bill" and recourse to the factoring operations. |

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Eni Integrated Annual Report / Risk Management

| Company targets | Risk category | Main risk events | Rif. Risk factors and uncertainties section | Treatment measures |
|---|---|---|---|---|
| Company profitability | Operating risks and related HSE risks | Blow out risks and other relevant accidents at extractive infrastructures, refineries and petrochemical plants, in the transportation of hydrocarbons by sea and land (i.e. fires/explosions, etc.) may affect results, cash flow, reputation and strategies. | Pages 85-92 | "Real time monitoring" of wells drilling phases, increase of operatorship, specific technological development and emergency management plans. Security management system, certifications achievement, implementation of an internal regulation on HSEQ issues; periodic plants audits. Continuing management and monitoring of shipping and third parties operations. |
| Company profitability | Operating risks and related HSE risks | Environmental and health proceedings as well as evolution in the HSE legislation may trigger contingent liabilities, higher operating costs and extra costs relating to remediation activities. | Pages 91-93 | Control on the authorization process of remediation projects by continuing dialog with Public Administration involved in remediation activities. Monitoring of activity effectiveness and development of technologies for environmental remediation. Existence of an Integrated System of HSE Management, alignment of the company regulation to new legislation, training and technical audit performed by HSE units. |
| Company profitability | Evolution in the legislation | Regulatory risk of the Oil&Gas sector. | Pages 90-91 | Continuous monitoring of the evolution of the legislation and commitment with relevant authorities, evaluation of the option to recur to legal proceedings against new legislation/regulation introduced by relevant authorities. |
| Safety of employees and asset integrity | Strategic risk | The impact of climate change and associated economic and financial implications such as restrictions or hindrances to operations in specific geographic areas, increase of operating costs, higher Capex costs and costs of insurance, higher cost of compliance, reduction of demand for gas and refined products. | Pages 81-82 | Units and methodologies dedicated to emerging risks evaluation, participation in the international context dedicated to the implementation of best practice of the Oil&Gas sector and participation in international initiatives (Oil&Gas Climate Initiative, Climate and Clean Air Coalition, O&G Methane Partnership, World Bank Global Gas Flaring Reduction). |
| Local development and stakeholder relationship | Strategic risk | Negative perception by a number of local and international stakeholders of the Oil&Gas industry activities. | Pages 81-85 | Involvement and transparency towards stakeholders, both on national and international level in implementing business activity and local development projects. Development of sustainability initiatives and the model of stakeholder management. |
| Corporate reputation | Strategic risk | An erosion of Company's reputation due to the failure – real or perceived – to comply with laws and regulations. In particular, the violation of anti-corruption law by our management, employees or contractors may have an adverse effect on profitability, strategies and stakeholder returns. | Page 93 | Continuing training for compliance/anti-corruption, the control on the adequacy of the design and correct application of the Model 231 (ODV), continues update of the internal procedures (Ethical Code, MSG, etc.), process of analysis and notices treatment, audit activity, continuing control on the management of legal proceedings performed by dedicated organizational structures. |

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▼
(1) For more detailed information on the Eni corporate governance system, please see the Report on corporate governance and ownership structure, which is published on the Company’s website in the Governance section.

(2) Independence as defined by applicable law, to which the Eni By-laws refer. Under the Corporate Governance Code, 6 of the 9 serving directors are independent.

(3) As regards the composition of the Control and Risk Committee, Eni requires that at least two members shall have appropriate experience with accounting, financial or risk management issues, exceeding the requirements of the Corporate Governance Code, which recommends only one such member.

(4) The rules of the Compensation Committee require that at least one member shall have adequate expertise and experience in finance or compensation policies. These qualifications are assessed by the Board of Directors at the time of appointment.

Integrity and transparency are the principles that have inspired Eni in designing its Corporate Governance system[1], a key pillar of the Company’s business model. The governance system, flanking our business strategy, is intended to support the relationship of trust between Eni and its stakeholders and to help achieve our business goals, creating sustainable value for the long term.
Eni is committed to building a corporate governance system founded on excellence in our open dialogue with the market and all our stakeholders.
Ongoing, transparent communication with stakeholders is an essential tool for understanding their needs. It is part of our efforts to ensure the effective exercise of shareholder rights. With this in mind, between 2013 and 2014, Eni’s Chairman held a cycle of meetings with institutional investors and leading proxy advisors in Europe and the United States to foster a comprehensive understanding of the Company’s Governance system, including in relation to the various regulatory systems.
In its corporate and governance decisions, such as the adoption of the recommendations of the Corporate Governance Code of Italian listed companies, the Eni Board of Directors ensures the transparency of its actions, which must be explained and documented in a timely manner to enable easy comprehension and evaluation.

The Eni Corporate Governance structure

Eni’s Corporate Governance structure is based on the traditional Italian model, which – without prejudice to the role of the Shareholders’ Meeting – assigns the management of the Company to the Board of Directors, supervisory functions to the Board of Statutory Auditors and statutory auditing to the Audit Firm.
Eni’s Board of Directors and Board of Statutory Auditors, and their respective Chairmen, are elected by the Shareholders’ Meeting using a slate voting mechanism. Three directors and two statutory auditors, including the Chairman of the Board of Statutory Auditors, are elected by non-controlling shareholders, thereby giving minority shareholders a larger number of representatives than that provided for under law. The number of independent directors provided for in the Eni By-laws is also greater than the number required by law.
In May 2014, the end of the terms of the corporate boards led to a major renewal of the Board of Directors and the Board of Statutory Auditors. In deciding the composition of the Board of Directors, the Shareholders’ Meeting was able to take account of the guidance provided to investors by the previous Board with regard to diversity, professionalism, management experience and international representation. The outcome was a balanced and diversified Board of Directors, one that also exceeds statutory mandates on gender diversity.
Following the election, the number of independent directors on the Board of Directors (7[2] of the 9 serving directors, of whom 8 are non-executive directors) was still greater than the number provided for in the By-laws and in the Corporate Governance Code, and exceeded the average for Italian listed companies.
The Board of Directors appointed a Chief Executive Officer and established four internal committees with advisory and recommendation functions: the Control and Risk Committee[3], the Compensation Committee[4], the Nomination Committee and, from May 9, 2014, the

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Sustainability and Scenarios Committee, which replaced the Oil-Gas Energy Committee. All the committees report on the main issues they address at each meeting of the Board of Directors. More specifically, the Board of Directors created the Sustainability and Scenarios Committee to strengthen the attention devoted to sustainability issues.
The Board of Directors has also given the Chairman a major role in internal controls, with specific regard to the Internal Audit unit. The Chairman proposes the appointment and remuneration of its head and the resources available to it, and also directly manages relations with the unit on behalf of the Board of Directors (without prejudice to the unit’s functional reporting to the Control and Risk Committee and the Chief Executive Officer, as the director responsible for the internal control and risk management system).
Finally, the Board of Directors, acting on a recommendation of the Chairman, appointed a Secretary, who was also designated the Corporate Governance Counsel, charged with providing assistance and advice to the Board of Directors and the directors, reporting annually to the Board of Directors on the functioning of Eni’s corporate governance system. In view of this role, the Secretary must meet appropriate independence requirements and reports to the Board of Directors itself and, on its behalf, to the Chairman.
Until May 8, 2014 the members of the (i) Board of Directors were: Giuseppe Recchi (Chairman), Paolo Scaroni (Chief Executive Officer), Carlo Cesare Gatto, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Alessandro Profumo, Mario Resca and Francesco Taranto; the members of the (ii) Board of Statutory Auditors were: Ugo Marinelli (Chairman), Francesco Bilotti (who replaced Roberto Ferranti on September 5, 2013), Paolo Fumagalli, Renato Righetti and Giorgio Silva.
The following chart summarizes the Company’s corporate governance arrangements at December 31, 2014:

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▼
(5) More specifically, the Board of Directors has reserved for itself decisions concerning the establishment of sustainability policies, the results of which are reported together with financial results in an integrated manner in the Annual Report, as well as the examination and approval of reports covering areas not included in the integrated reporting framework.

(6) In continuity with previous initiatives, in 2014 induction efforts continued with the boards of the subsidiaries, focusing on companies headquartered in the United Kingdom, France and the Netherlands.

(7) Eni is a member of the Lead Group Global Compact UN.

(8) The key themes of the session were: What sustainability is; The business imperatives for sustainability; Strategic focus on sustainability initiatives; Sustainability in strategy and business model.

Decision making

The Board of Directors entrusts the management of the Company to the Chief Executive Officer, while retaining key strategic, operational and organizational powers for itself, especially as regards governance, sustainability[5], internal control and risk management.
Among the Board of Directors’ most important duties is the appointment of people to key management and control positions in the Company, such as the officer responsible for preparing financial reporting documents, the head of Internal Audit, the members of the Watch Structure and the Guarantor of the Eni Code of Ethics. In performing these duties, the Board of Directors may draw on the support of the Nomination Committee.
In order for the Board of Directors to perform its duties as effectively as possible, the directors must be in a position to assess the decisions they are called upon to make, possessing appropriate expertise and information. The current members of the Board of Directors, who have a diversified range of skills and experience, including on the international stage, are well qualified to conduct comprehensive assessments of the variety of issues they face from multiple perspectives. The directors also receive timely, complete briefings on the issues on the agenda of the meetings of the Board of Directors.
To ensure this operates smoothly, Board meetings are governed by specific procedures that establish deadlines for providing members with documentation, and the Chairman ensures that each director can contribute effectively to Board discussions.
On an annual basis, the Board of Directors, with the support of an external advisor and the oversight of the Nomination Committee, conducts a self-assessment (the Board Review), for which benchmarking against national and international best practices is an essential element. Following the Board Review, the Board of Directors develops an action plan, if necessary, to improve the operation of the Board and its committees.
For a number of years now, Eni has supported the Board of Directors and the Board of Statutory Auditors with an induction program[6], which involves the presentation of the activities and organization of Eni by top management. The Board of Directors has chosen to focus greater attention on a number of strategic risk and crisis management issues in view of the international environment in which the Company operates. The Board of Directors has also decided to participate in the pilot phase of the "UN Global Compact LEAD Board Program"[7], which is dedicated to training directors in sustainability issues, having played an active role in developing the program itself. With the support of an international facilitator who is an expert in sustainability, integrated reporting and management, the Board of Directors devoted an initial session to "The Materiality of Sustainability", in order to enhance awareness of the importance of sustainability for an enterprises’ strategy and business[8].

Remuneration policy

Eni’s remuneration policy for its Directors and top management is established in accordance with the recommendations of the Corporate Governance Code and best practices in the field. The Policy seeks to retain with high-level professionals and skilled managers and to align the interests of management with the priority objective of creating value for shareholders over the medium/long-term.
For this purpose, the remuneration of Eni’s top management is established on the basis of the position and the responsibilities assigned, with due consideration given to market benchmarks for similar positions in companies similar to Eni in dimension and complexity.
Remuneration is composed of a balanced mix of fixed and variable elements.

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Under Eni remuneration policy, considerable importance is given to the variable component, which is linked to the achievement of preset performance and financial targets, business development and operational objectives, also considering the long-term sustainability of the results, in line with the Company’s Strategic Plan.
The variable remuneration of Eni’s executive officers having a greater influence on the business performance is characterized by a significant percentage of long-term incentive components, to be paid at the end of a three-year vesting period to reflect the long-term nature of the business.
With regard to sustainability issues, the CEO objectives set for the year 2015, are focused on environmental matters (such as GHG emissions), as well as on human capital aspects, such as injury frequency rates.
The objectives of the Chief Officers of Eni business segments and other Managers with strategic responsibilities are assigned on the base of the role and the responsibilities assigned also in terms of health and safety, environmental protection, relations with stakeholders. The remuneration policy is described in the first section of the "Remuneration Report", available on the Company’s website (www.eni.com) and is presented, on an annual basis, for an advisory vote at the Shareholders Meeting[9].

The internal control and risk management system

Eni has adopted an integrated and comprehensive internal control and risk management system based on reporting tools and flows that, involving all Eni personnel, reach all the way up to the Company’s top management. The members of the Board, as well as the members of the other corporate bodies and all Eni personnel, are required to comply with Eni’s Code of Ethics (as part of the Company’s Model 231), which sets out the rules of conduct for the fair and proper management of the Company’s business. Eni adopted a regulatory instrument for the integrated governance of the internal control and risk management system, the guidelines of which, approved by the Board, set out the duties, responsibilities and procedures for coordinating between the primary system actors.
An integral part of the Eni internal control system is the internal control system for financial reporting, the objective of which is to provide reasonable certainty of the reliability of financial reporting and the ability of the financial report preparation process to generate such reporting in compliance with generally accepted international accounting standards.
Eni’s CEO and Chief Financial and Risk Management Officer (CFRO) are responsible for planning, establishing and maintaining the internal control system for financial reporting. The CFRO also serves as the officer in charge of preparing financial reports, who must satisfy specific professional requirements set out in the Eni By-laws.

▼
(9) More specifically, Eni confirmed the high level of votes in favor registered in 2014, as well as in 2013, in the field of its remuneration policy. In fact, 96.2% of the share capital represented at the meeting voted in favor (broadly unchanged from 2013).

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Performance of the year

› In 2014, the injury frequency rate confirmed the positive performance reported in 2013.
› Greenhouse gas emissions decreased by 11.3% compared to the previous year (with a 33.5% reduction in emissions from flaring) mainly due to the conclusion of the flaring down project at M’Boundi field in Congo and the ramp-up of relevant projects in Nigeria.
› Oil spills reported a decline from 2013 (with a 46% decrease in oil spills due to operations), while zero blow-outs were recorded for the eleventh consecutive year.
› Continued a positive trend in increasing water reinjection, with a record level of 56%, due among other to the completion of relevant projects, in particular in Nigeria, Egypt, Indonesia and Turkmenistan.
› In 2014, the E&P segment reported a decline of euro 1,527 million, or 25.7% in adjusted net profit compared to a year ago, due to lower crude oil and gas prices in dollar terms (down by 8.9% on average) reflecting the fall of Brent crude benchmark and the weakness of gas market, especially in Europe.
› Oil and natural gas production was 1.598 million boe/d in 2014 (up by 0.6% compared to the previous year), excluding the impact of the divestment of Eni’s interest in Siberian assets.
› Estimated net proved reserves at December 31, 2014 amounted to 6.6 bboe based on a reference Brent price of $101 per barrel. The reserves replacement ratio was 112%. The reserves life index was 11.3 years (11.1 years in 2013).

Exploration activity

Eni continued its track record of exploratory success. Additions to the Company’s reserve backlog were approximately 900 million boe of resources for the full year, at a competitive cost of $2.1 per barrel. Near-field discoveries marked the year’s activity:
› The Ochigufu 1 NFW well located in the Angolan deep waters of Block 15/06 (Eni operator with a 35% interest). This discovery with a potential in place estimated at approximately 300 million barrels of oil, is located near the West Hub project, which started up at the end of 2014.

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Eni Integrated Annual Report / Operating Review

› The Minsala Marine 1 NFW in the conventional waters of block Marine XII (Eni operator with a 65% interest) in Congo, was the third discovery in the last two years increasing the block’s resources in place by 1 billion barrels with characteristics similar to the previous discoveries of Litchendjili and Nené, the latter started up early production in record time.
› The Oglan-2 exploration well in Block 10 (Eni operator with a 100% interest), in Ecuador, with a potential in place estimated at approximately 300 million barrels of oil. The discovery is located near the processing facilities of the operated field of Villano and will be put in production with fast-track development.
› The Merakes 1 NFW gas well in East Sepinggan offshore block (Eni operator with a 85% interest), in Indonesia. This discovery with a potential in place estimated at approximately 1.3 Tcf, is located in proximity of the operated field of Jangkrik (Eni’s interest 55%), which is currently under development and will supply additional gas volumes to the Bontang LNG plant.
› The conventional waters of Gabon, the Nyonie Deep 1 well in the Block D4 (Eni operator with a 100% interest) showed an estimated potential of approximately 500 million boe in place of gas and condensates.
› The appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective fields with a potential in place in Area 4 (Eni operator with a 50% interest) estimated at approximately 88 Tcf.
› The exploration portfolio was strengthened by means of new exploration acreage covering approximately 100,000 square kilometers net to Eni in the high potential areas such as Myanmar, Portugal, South Africa and Vietnam, as well as legacy areas such as Algeria, China, Egypt, Norway, the United Kingdom and the United States.
› In 2014, exploration expenditure amounted to euro 1,398 million, mainly related to the completion of 44 new exploratory wells (25.8 net to Eni). The overall commercial success rate was 31.3% (38.0% net to Eni). In addition, 101 exploratory wells drilled are in progress at year end (42.2 net to Eni).

Sustainability and portfolio developments

› The West Hub Development project in Block 15/06 (Eni operator with a 35% interest) achieved the first oil late in 2014. This is the first Eni-operated project in Angola and is currently flowing at 45 kbbl/d, with production ramp-up expected to reach a plateau of up to 100 kbbl/d in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial discovery, a result that is at the top of the industry among deep waters developments.
› Production start-up achieved at the recent Nené discovery in block Marine XII (Eni operator with a 65% interest) in Congo, just 8 months after obtaining the production permit. The early production phase is yielding 7.5 kboe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages, with a plateau of over 120 kboe/d.
› Sanctioned the integrated oil and gas project of the Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80 kboe/d.
› Projects to promote local development and to support local communities progressed with programs in educational services, improving sanitary condition, access to water, socio-economic development activities, in particular in Congo, Ecuador, Indonesia, Iraq, Italy, Kazakhstan, Mozambique, Nigeria and Norway. In addition, the construction of educational facilities and programs of access to water were performed in Pakistan, projects of employment and local business development in particular in Tunisia and Australia, as well as activities of enhancement of cultural and environmental heritage.
› The Petroleum Technology Association of Nigeria recognized two Eni’s subsidiaries as the best organizations to promote Local Content in the oil and gas sector in Nigeria (Local Content Operator). This award reaffirmed Eni’s commitment in the implementation of effective initiatives to boost local economic activities also to achieve the high standard requirements in the oil and gas sector.
› Performed with the support of the Danish Institute for Human Rights and in line with the UN Guiding Principles on Business and Human Rights a preliminary assessment of the potential impacts of natural gas development on human rights in Mozambique.
› Development expenditure was euro 9,021 million (up by 5.1% from 2013) to fuel the growth of major projects and to maintain production plateau particularly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Indonesia and Kazakhstan.
› In 2014, overall R&D expenditure of the Exploration & Production segment amounted to euro 83 million (euro 87 million in 2013).

Contents

Eni Integrated Annual Report / Operating Review

Strategy

Upstream growth model will continue to focus on conventional assets, which will be organically developed, with a large resource base and a competitive cost structure, which make them profitable even in a low price environment.
The sizeable exploration successes of the last years have increased the Company’s resource base, contributing to the Company’s value generation through the early monetization of the discovered resources in excess of the target replacement ratio.
Eni’s top priorities are the increase and valorization of discovered resources and a growing cash generation.
The drivers to target the increase and valorization of discovered resources are: (i) re-balancing of exploration activities with a focus on near-field initiatives, with the objective of delivering 2 billion boe of discovered resources at a competitive cost of $2.6 per boe; (ii) renewal of the portfolio of exploration leases by focusing on high materiality play; and (iii) fast-track development of discovered resources by optimizing the time-to-market and exercising tight control on project execution.
Cash generation will be driven by: (i) production growth at an annual rate of 3.5% leveraging on a robust pipeline of projects with an average break-even of $45 per boe which together with the ramp-ups at fields started up in 2014 will add more than 650 kboe/d in 2018. This new production will bring an additional cumulative cash flow of euro 19 billion in the 2015-2018 plan period. Main start-ups are the Goliat field (Eni operator with a 65% interest) in the Barents Sea in Norway, the oil and gas project of Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana, the Jangkrik project (Eni operator with a 55% interest) in Indonesia and production re-start of Kashagan field (Eni’s interest 16.81%) by the end of 2016; (ii) project modularization and phasing which will enable the Company to reduce financial exposure and to accelerate production start-ups; (iii) strengthened efficiency by means of several initiatives to reduce operating costs, to be achieved also by renegotiating the supply of field services and goods; and (iv) early monetization of part of discovered volumes.
Eni acknowledges that the upstream performance could be adversely impacted in the short-to-medium term by a number of risks: (i) the commodity risk related to current trends in crude oil prices. Eni is planning to mitigate this risk by implementing initiatives of rationalization and optimization, the renegotiation of contractual terms with contractors to align costs of field services and goods to the changed market conditions. In 2015-2018 plan period, Eni estimates a decrease of approximately 13% of capital expenditure net of exchange rate effects versus the previous four year plan due to a reduction in exploration expenditure which will be focused on near-field and appraisal activities, the re-phasing of projects yet to be sanctioned and service contract renegotiations. In addition, Eni intends to reduce operating costs by 7% versus the old plan; (ii) the political risk due to social and political instability in certain countries of operations. A major part of Eni’s activities are currently located in countries that are far from high-risk areas and Eni plans to growth mainly in countries with low-mid political risk (approximately 90% of the capital expenditure of the four-year plan); (iii) risk related to the growing complexity of certain projects due to technological and logistic issues. Eni plans to counteract those risks by strict selection of adequate contractors, tight control of the time-to-market and the retaining of the operatorship in a large number of projects (84% of production related to start-ups); and (iv) the technical risk related to the execution of drilling activities at high pressure/high temperature wells and deep waters wells (24% of planned wells to be drilled in 2015). Eni plans to increase operatorship of critical projects ensuring better direct control and deploying its high operational standards.

Reserves

Overview
The Company adopts comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geo-science and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.
Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information.
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and on the Profit Oil set contractually (Profit Oil). A similar scheme applies to service and buy-back contracts.

Contents

Eni Integrated Annual Report / Operating Review

Reserves Governance
Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production segment is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules[1]. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by others entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; and (v) the Reserves Department, through the Headquarter Reserves Evaluators (HRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.
The head of the Reserves Department attended the "Politecnico di Torino" and received a Master of Science degree in Mining Engineering in 1985. She has more than 25 years of experience in the oil and gas industry and more than 15 years of experience in evaluating reserves.
Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators	qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation
Since 1991, Eni has requested qualified independent oil engineering companies[2] to carry out an independent evaluation of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report[3]. In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interests, production, current costs of operations and development, sales agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third party evaluators.
In 2014, Ryder Scott Company and DeGolyer and MacNaughton[3] provided an independent evaluation of approximately 27% of Eni’s total proved reserves at December 31, 2014[4], confirming, as in previous years, the fairness of Eni internal evaluation. In the 2012-2014 three-year period, 94% of Eni total proved reserves were subject to independent evaluation. As at December 31, 2014, the principal Eni properties which did not subject to independent evaluation in the last three years were M’Boundi (Congo) and Junin 5 (Venezuela).

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. Movements in Eni’s 2014 estimated proved reserves were as follows:

i

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total
Estimated net proved reserves at December 31, 2013		5,708		827		6,535

Extensions, discoveries, revisions of previous estimates and improved recovery, excluding price effect	610		11		621
Price effect	33				33

Reserve additions, total		643				654
Sales of minerals-in-place		(8)		11		(8)
Purchase of minerals-in-place		4				4
Production of the year		(575)		(8)		(583)

Estimated net proved reserves at December 31, 2014		5,772		830		6,602

Reserves replacement ratio, all sources (%)						112

(1) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2009.
(2) From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(3) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2014.
(4) Includes Eni’s share of proved reserves of equity accounted entities.

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Eni Integrated Annual Report / Operating Review

Additions to proved reserves booked in 2014 were 654 mmboe and derived from: (i) revisions of previous estimates were 524 mmboe mainly reported in Libya, Italy, Kazakhstan and Congo due to contractual revisions, continuous development activities and field performances; (ii) extensions and discoveries were up by 124 mmboe, with major increases booked in Ghana, Indonesia, the United States and Congo following new project sanctions and proved area extensions; and (iii) improved recovery were up by 6 mmboe mainly reported in Algeria and Kazakhstan.
These increases compared to production of the year yielded an organic reserves replacement ratio[5] of 112%.
Price effects were negligible, leading to an upward revision of 33 mmboe, due to a lowered Brent price used in the reserves estimation process down to $101 per barrel in 2014 compared to $108 per barrel in 2013.
Sales of mineral-in-place mainly related to the divestment of assets in Nigeria (down 7 mmboe) and the United Kingdom (down 1 mmboe). Purchases of minerals-in-place referred mainly to interests in assets located in the United Kingdom (up 4 mmboe).
In 2014, Eni achieved an all sources reserves replacement ratio of 112%. Reserves life index was 11.3 years (11.1 years in 2013).

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2014 totaled 3,169 mmboe, of which 1,333 mmboe of liquids mainly concentrated in Africa and Kazakhstan and 10,083 bcf of natural gas mainly located in Africa and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,230 mmbbl of liquids and 6,466 bcf of natural gas.
In 2014, total proved undeveloped reserves increased by 61 mmboe mainly due to: (i) discoveries and extensions (up by 109 mmboe), in particular in Ghana and Indonesia associated to new project sanctions and proved area extensions; (ii) revisions of previous estimates (up by 173 mmboe) mainly reported in Libya, Nigeria, Angola, Italy and Norway due to contractual revisions, development activities and field performance; (iii) divestments (down by 4 mmboe) in Nigeria; and (iv) reclassification to proved developed reserves (down by 217 mmboe).
During 2014, Eni converted 217 mmboe of proved undeveloped reserves to proved developed reserves due to the progress of development activities and production start-ups. The main reclassifications to proved developed reserves are related to the following fields/projects: Hadrian South and Nikaitchuq (United States), A-LNG and Sangos (Angola), Karachaganak (Kazakhstan).
In 2014, capital expenditure amounted to approximately

euro 2.3 billion and was made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 1 bboe of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (approximately 0.5 bboe), which will be progressively reclassified to proved developed as a result of hooking-up new producing wells which are currently being drilled and plant capacity expansion as part of the completion of the sanctioned Phase 1 of the global development plan of the Kashagan field (the so-called Experimental Program); (ii) some Libyan gas fields (0.4 bboe) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields which are expected to be put in production over the next several years; and (iii) the Goliat project in Norway and other minor projects where development activities are progressing.

Delivery commitments
Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 331 mmboe from producing assets located mainly in Algeria, Australia, Egypt, Libya, Nigeria and Norway.
The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 77% of delivery commitments.
Eni has met all contractual delivery commitments as of December 31, 2014.

(5) Organic ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions and discoveries, to production for the year. All sources ratio includes sales or purchases of minerals in place. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

Contents

Eni Integrated Annual Report / Operating Review

Estimated net proved hydrocarbons reserves
Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2012	2013	2014

Italy	227	1,633	524	220	1,532	499	243	1,432	503
Developed	165	1,325	406	177	1,266	408	184	1,192	401
Undeveloped	62	308	118	43	266	91	59	240	102
Rest of Europe	351	1,317	591	330	1,247	557	331	1,171	544
Developed	180	925	349	179	904	343	174	887	335
Undeveloped	171	392	242	151	343	214	157	284	209

North Africa	904	5,558	1,915	830	5,231	1,783	776	5,291	1,740
Developed	584	2,720	1,080	561	2,432	1,003	521	2,110	904
Undeveloped	320	2,838	835	269	2,799	780	255	3,181	836
Sub-Saharan Africa	672	2,061	1,048	723	2,374	1,155	739	2,744	1,239
Developed	456	1,429	716	465	1,295	701	470	1,271	702
Undeveloped	216	632	332	258	1,079	454	269	1473	537

Kazakhstan	670	2,038	1,041	679	1,957	1,035	697	2,049	1,069
Developed	203	1,401	458	295	1,488	566	306	1,553	589
Undeveloped	467	637	583	384	469	469	391	496	480
Rest of Asia	82	562	184	128	744	263	131	846	285
Developed	41	372	108	38	286	90	64	261	112
Undeveloped	41	190	76	90	458	173	67	585	173

Americas	154	449	236	147	509	240	147	468	232
Developed	109	334	170	96	310	153	116	393	188
Undeveloped	45	115	66	51	199	87	31	75	44
Australia and Oceania	24	572	128	22	848	176	13	807	160
Developed	24	459	107	20	561	123	12	675	135
Undeveloped		113	21	2	287	53	1	132	25
Total consolidated subsidiaries	3,084	14,190	5,667	3,079	14,442	5,708	3,077	14,808	5,772
Developed	1,762	8,965	3,394	1,831	8,542	3,387	1,847	8,342	3,366
Undeveloped	1,322	5,225	2,273	1,248	5,900	2,321	1,230	6,466	2,406
Equity-accounted entities

North Africa	17	16	20	16	15	19	14	15	16
Developed	17	16	20	16	15	19	13	15	15
Undeveloped							1		1
Sub-Saharan Africa	16	353	81	15	330	75	17	351	81
Developed							7	89	23
Undeveloped	16	353	81	15	330	75	10	262	58

Rest of Asia	114	3,043	668	1	28	7	1	18	5
Developed	8	402	82		14	3		10	3
Undeveloped	106	2,641	586	1	14	4	1	8	2

Americas	119	3,355	730	116	3,353	726	117	3,353	728
Developed	19	6	20	19	5	18	26	6	26
Undeveloped	100	3,349	710	97	3,348	708	91	3,347	702
Total equity-accounted entities	266	6,767	1,499	148	3,726	827	149	3,737	830
Developed	44	424	122	35	34	40	46	120	67
Undeveloped	222	6,343	1,377	113	3,692	787	103	3,617	763

Total including equity-accounted entities	3,350	20,957	7,166	3,227	18,168	6,535	3,226	18,545	6,602
Developed	1,806	9,389	3,516	1,866	8,576	3,427	1,893	8,462	3,433
Undeveloped	1,544	11,568	3,650	1,361	9,592	3,108	1,333	10,083	3,169

Contents

Eni Integrated Annual Report / Operating Review

Oil and natural gas production

In 2014, Eni’s liquids and gas production of 1,598 kboe/d increased by 0.6% from the 2013, excluding the impact of the divestment of Eni’s interest in Siberian assets. The main production increases were reported in the United Kingdom, Algeria, the United States and Angola. These additions more than offset mature fields’ declines. New fields’ start-ups and continuing production ramp-ups contributed 126 kboe/day of production. The share of oil and natural gas produced outside Italy was 89% (unchanged compared with 2013).
Liquids production (828 kbbl/d) was barely unchanged from 2013 (down by 0.6%) with major increases reported in: (i) the United Kingdom due to the ramp-up of the Jasmine field (Eni’s interest 33%) ; (ii) Algeria with the ramp-up of the El Merk field (Eni’s interest 12.25%); (iii) the United States due to ramp-ups following development activities and optimization of operated projects of Nikaitchuq (Eni 100%), Pegasus (Eni 58%) and Appaloosa (Eni 100%); and (iv) Angola with the start-up of the West Hub project (Eni operator with a 35% interest).
Natural gas production (4,224 mmcf/d) reported a slightly increase from 2013, excluding the impact of the divestment of Eni’s interest in Siberian assets (up by 1.7%). The mature field	declines were more than offset by the contribution of new field start-ups and ramp-ups.
Oil and gas production sold amounted to 549.5 mmboe. The 33.6 mmboe difference over production (583.1 mmboe) mainly reflected volumes of natural gas consumed in operations (29.4 mmboe), changes in inventories and other factors.
Approximately 62% of liquids production sold (299.8 mmbbl) was destined to Eni’s Refining & Marketing segment (of which 23% was processed in Eni’s refineries). About 27% of natural gas production sold (1,371 bcf) was destined to Eni’s Gas & Power segment.
In 2014, oil spills due to operations reported a decrease compared to the previous year, amounting to 46%; oil spills from sabotage increased by 20.3%. Oil spills were concentrated mainly in Nigeria, due to disruptions and force majeure events reported during the year. Eni continues to promote operations aimed at raising safety standards and at ensuring efficient operations management. In particular, the prototype of the e-cube™ proprietary technology was successfully performed in the containment of underwater blow-out events. The application confirmed its technology to collect and convey on the surface the fluid output of well.

Yearly oil and natural gas production (a)
Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2012	2013	2014

Italy	23	254	69	26	230	68	27	213	65
Rest of Europe	35	168	65	28	157	57	34	195	69
North Africa	98	632	213	91	609	201	91	627	206
Sub-Saharan Africa	90	196	125	88	176	120	84	185	118
Kazakhstan	22	81	37	22	78	36	19	73	32
Rest of Asia	15	143	41	16	130	40	13	114	34
Americas	26	104	46	22	89	38	27	80	41
Australia and Oceania	7	37	14	4	40	11	2	40	10
	316	1,615	610	297	1,509	571	297	1,527	575
Equity-accounted entities

North Africa	1	2	2	1	2	2	1	2	1
Sub-Saharan Africa	1	2	1		5	1		4	1
Rest of Asia	1	29	6	2	61	13		8	2
Americas	4		4	4		4	4		4
	7	33	13	7	68	20	5	14	8

Total	323	1,648	623	304	1,577	591	302	1,541	583

(a) Includes volumes of gas consumed in operations (29.4, 30 and 25.5 mmboe in 2014, 2013 and 2012, respectively).

Contents

Eni Integrated Annual Report / Operating Review

Daily oil il and natural gas production (a)
Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries	2012	2013	2014

Italy	63	695.1	189	71	630.2	186	73	583.8	179
Rest of Europe	95	458.4	178	77	429.6	155	93	535.2	190
Croatia		25.4	5		43.0	8		38.2	7
Norway	74	289.6	126	60	250.5	106	62	274.2	112
United Kingdom	21	143.4	47	17	136.1	41	31	222.8	71

North Africa	267	1,728.2	581	248	1,668.7	551	248	1,718.9	562
Algeria	71	40.1	78	73	81.6	88	83	141.3	109
Egypt	88	805.9	235	93	734.6	227	88	649.8	206
Libya	101	863.5	258	76	836.7	228	73	911.2	239
Tunisia	7	18.7	10	6	15.8	8	4	16.6	8
Sub-Saharan Africa	245	534.3	343	242	481.7	329	231	507.5	323
Angola	78	34.8	85	79	32.7	84	75	38.3	82
Congo	82	120.5	104	90	161.8	120	80	145.1	106
Nigeria	85	379.0	154	73	287.2	125	76	324.1	135

Kazakhstan	61	221.7	102	61	213.5	100	52	200.7	88
Rest of Asia	41	390.1	112	43	354.7	108	36	310.4	93
China	8	4.4	9	7	3.4	8	4		4
India		10.5	2		7.2	1		3.7	1
Indonesia	1	58.9	12	1	55.0	11	1	52.6	11
Iran	3		3	4		4	1		1
Iraq	18		18	22		22	21		21
Pakistan	1	310.4	57		283.1	52		248.2	45
Turkmenistan	10	5.9	11	9	6.0	10	9	5.9	10

Americas	72	283.5	124	61	244.5	106	74	217.8	115
Ecuador	25		25	13		13	12		12
Trinidad & Tobago		58.5	11		58.6	11		60.3	11
United States	47	225.0	88	48	185.9	82	62	157.5	92

Australia and Oceania	18	100.8	37	10	110.4	30	6	110.5	26
Australia	18	100.8	37	10	110.4	30	6	110.5	26
	862	4,412.1	1,666	813	4,133.3	1,565	813	4,184.8	1,576
Equity-accounted entities

Angola	2	4.4	2		14.2	3		10.3	2
Brazil	2		2
Indonesia	1	26.0	6	1	24.2	5	1	23.2	5
Russia	2	52.4	11	5	141.6	31
Tunisia	4	5.3	5	4	5.5	5	4	5.3	5
Ukraine		0.5
Venezuela	9		9	10	0.8	10	10	0.8	10
	20	88.6	35	20	186.3	54	15	39.6	22

Total	882	4,500.7	1,701	833	4,319.6	1,619	828	4,224.4	1,598

(a) Includes volumes of gas consumed in operations (442, 451 and 383 mmcf/d in 2014, 2013 and 2012, respectively).

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Eni Integrated Annual Report / Operating Review

Productive wells

In 2014, oil and gas productive wells were 8,777 (3,518.1 of which represented Eni’s share). In particular, oil productive wells were 6,087 (2,272.4 of which represented Eni’s share); natural gas productive wells amounted to 2,690 (1,245.7 of which represented Eni’s share).

The following tables show the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities-oil&gas (Topic 932).

Productive oil and gas wells (a)
2014

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	241.0	195.1	615.0	532.4
Rest of Europe	354.0	60.6	188.0	102.9
North Africa	1,710.0	907.0	210.0	89.0
Sub-Saharan Africa	2,950.0	589.8	341.0	25.7
Kazakhstan	149.0	41.1
Rest of Asia	475.0	363.0	956.0	364.9
Americas	201.0	112.0	366.0	127.5
Australia and Oceania	7.0	3.8	14.0	3.3
	6,087.0	2,272.4	2,690.0	1,245.7

(a) Includes 2,234 gross (799.1 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Drilling

Exploration

In 2014, a total of 44 new exploratory wells were drilled (25.8 of which represented Eni’s share), as compared to 53 exploratory wells drilled in 2013 (27.8 of which represent Eni’s share) and 60 exploratory wells drilled in 2012 (34.1 of which represented Eni’s share).
The following tables show the number of net productive, dry	and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities-oil&gas (Topic 932).
The overall commercial success rate was 31.3% (38.0% net to Eni) as compared to 36.9% (38.5% net to Eni) in 2013 and 40% (40.8% net to Eni) in 2012.

Exploratory Well Activity
Net wells completed	Wells in progress at Dec. 31 (a)

2012	2013	2014	2014

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	1.0					0.6	4.0	2.8
Rest of Europe	1.0	1.0		3.4		4.3	12.0	3.3
North Africa	6.3	11.3	4.9	5.4	3.5	4.3	13.0	10.3
Sub-Saharan Africa	4.5	5.1	3.2	6.6	7.3	7.3	49.0	16.9
Kazakhstan		0.8		0.4			6.0	1.1
Rest of Asia	0.5	0.6	4.3	2.7	1.3	4.3	12.0	5.0
Americas		0.1	0.2	1.2	2.0	1.4	4.0	2.5
Australia and Oceania		0.4		0.5		0.9	1.0	0.3
	13.3	19.3	12.6	20.2	14.1	23.1	101.0	42.2

(a) Includes temporary suspended wells pending further evaluation.
(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

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Eni Integrated Annual Report / Operating Review

Development

In 2014, a total of 440 development wells were drilled (191 of which represented Eni’s share) as compared to 463 development wells drilled in 2013 (187.2 of which represented Eni’s share) and 351 development wells drilled in 2012 (163.6 of which represented Eni’s share).
The drilling of 142 wells (46.5 of which represented Eni’s share)	is currently underway.
The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities-oil&gas (Topic 932).

Development Well Activity
Net wells completed	Wells in progress at Dec. 31

2012	2013	2014	2014

(units)	Productive	Dry (a)	Productive	Dry (a)	Productive	Dry (a)	Gross	Net

Italy	18.0	1.0	7.4	1.0	12.5		5.0	4.6
Rest of Europe	2.9	0.6	6.3		9.8	1.0	36.0	7.9
North Africa	46.0	1.6	61.6	3.3	54.5	1.0	15.0	7.4
Sub-Saharan Africa	27.4	0.3	26.3	1.2	31.6		23.0	7.5
Kazakhstan	1.4		0.3		1.5		22.0	3.9
Rest of Asia	41.2	0.1	61.7	4.3	54.2	1.6	19.0	8.2
Americas	23.1		13.8		22.1	0.7	20.0	6.5
Australia and Oceania					0.1	0.4	2.0	0.5
	160.0	3.6	177.4	9.8	186.3	4.7	142.0	46.5

(a) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Acreage

In 2014, Eni performed its operations in 40 countries located in five continents. As of December 31, 2014, Eni’s mineral right portfolio consisted of 938 exclusive or shared rights of exploration and development activities for a total acreage of 334,739 square kilometers net to Eni of which developed acreage of 40,771 square kilometers and undeveloped acreage of 293,968 square kilometers net to Eni.
In 2014, changes in total net acreage mainly derived from: (i) new leases mainly in South Africa, Indonesia, Vietnam, Myanmar, Portugal, China, Egypt, Greenland, Australia and Kenya for a total acreage of	approximately 76,000 square kilometers; (ii) interest increase in Indonesia and Ireland for a total acreage of approximately 2,100 square kilometers; (iii) the total relinquishment of licenses mainly in Togo, Pakistan, Australia, Poland, Democratic Republic of Congo, covering an acreage of approximately 12,000 square kilometers; and (iv) partial relinquishment or interest reduction in Indonesia, Norway, Congo and Angola for approximately 6,000 square kilometers.
In addition, Eni has been granted three prospection permits in Algeria for a net acreage of approximately 23,000 square kilometers.

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Eni Integrated Annual Report / Operating Review

Oil and natural gas interests
December 31, 2013	December 31, 2014

Total net acreage (a)	Number of interest	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	37,938	265	15,883	53,444	69,327	10,948	33,894	44,842
Italy	17,282	151	10,712	10,751	21,463	8,989	8,308	17,297
Rest of Europe	20,656	114	5,171	42,693	47,864	1,959	25,586	27,545
Croatia	987	2	1,975		1,975	987		987
Cyprus	10,018	3		12,523	12,523		10,018	10,018
Greenland	920	2		4,890	4,890		1,909	1,909
Norway	3,779	56	2,255	9,149	11,404	345	3,327	3,672
Poland	969
Portugal		3		9,099	9,099		6,370	6,370
United Kingdom	638	35	941	343	1,284	627	117	744
Other countries	3,345	13		6,689	6,689		3,845	3,845
AFRICA	137,096	282	66,114	263,572	329,686	20,032	139,309	159,341
North Africa	20,412	117	32,559	15,675	48,234	14,144	7,549	21,693
Algeria	1,179	42	3,222	187	3,409	1,148	31	1,179
Egypt	3,665	54	4,926	6,800	11,726	1,772	3,174	4,946
Libya	13,294	10	17,947	8,688	26,635	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	116,684	165	33,555	247,897	281,452	5,888	131,760	137,648
Angola	4,443	72	6,555	14,605	21,160	813	3,514	4,327
Congo	3,125	28	1,714	2,649	4,363	921	1,962	2,883
Democratic Republic of Congo	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,664	3		4,676	4,676		1,664	1,664
Kenya	38,930	7		61,363	61,363		40,426	40,426
Liberia	1,841	3		7,365	7,365		1,841	1,841
Mozambique	5,103	1		10,207	10,207		5,103	5,103
Nigeria	7,646	40	25,286	10,837	36,123	4,154	3,484	7,638
South Africa		1		82,117	82,117		32,847	32,847
Togo	6,192
Other countries	39,862	4		46,463	46,463		33,304	33,304
ASIA	79,314	71	17,556	199,150	216,706	5,809	103,428	109,237
Kazakhstan	869	6	2,391	2,542	4,933	442	427	869
Rest of Asia	78,445	65	15,165	196,608	211,773	5,367	103,001	108,368
China	5,149	8	77	7,056	7,133	19	7,056	7,075
India	6,167	11	206	16,546	16,752	109	6,058	6,167
Indonesia	19,209	14	3,218	31,608	34,826	1,217	25,031	26,248
Iran	820
Iraq	446	1	1,074		1,074	446		446
Myanmar		2		7,850	7,850		7,065	7,065
Pakistan	10,335	17	10,390	15,249	25,639	3,396	6,071	9,467
Russia	20,862	3		62,592	62,592		20,862	20,862
Timor Leste	1,230	1		1,538	1,538		1,230	1,230
Turkmenistan	200	1	200		200	180		180
Vietnam	10,783	6		39,569	39,569		26,384	26,384
Other countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	8,286	306	5,064	11,746	16,810	3,273	4,670	7,943
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	3,843	290	1,895	4,197	6,092	954	2,546	3,500
Venezuela	1,066	6	802	2,002	2,804	268	798	1,066
Other countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	13,622	14	1,140	21,679	22,819	709	12,667	13,376
Australia	13,622	14	1,140	21,679	22,819	709	12,667	13,376
Total	276,256	938	105,757	549,591	655,348	40,771	293,968	334,739

(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

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Eni Integrated Annual Report / Operating Review

Main exploration and development
projects

Italy

In the Val d’Agri concession (Eni’s interest 60.77%) the development plan is progressing in line with the commitments agreed with the Basilicata Region in 1998: (i) the construction of a new gas treatment unit is designed to improve the environmental performance of the treatment centre; (ii) continuous improvement of the Environmental Monitoring Plan, which represents a benchmark in terms of environmental protection. This was underpinned by an Action Plan for Bio-diversity in Val d’Agri; and (iii) programs to support a cultural and social development, tourism, as well as development of agricultural and food farming businesses.
Other main development activities concerned the completion of development activities to achieve start-up of Fauzia and Elettra fields located in the Adriatic Sea, as well as ongoing maintenance and efficiency improvement activities on Italian energetic grid.
Ongoing activities progressed to perform the environmental monitoring, protection and clean-up of the Adriatic coastal area in cooperation with the district of Ravenna.
In November 2014, Eni signed a Memorandum of Understanding with the Ministry of Economic Development, Confindustria and other local public bodies to promote and support integrated Oil&Gas business initiatives with socio-economic project in the area in order to ensure an economic sustainable value in the long-term.

Rest of Europe

Norway Exploration activities yielded positive results with the oil and gas Drivis discovery made at the offshore license PL532 (Eni 30%), with volumes in place estimated in a range of 125 to 140 million barrels. The discovery will be put into production with the recent oil and gas discoveries of Skrugard, Havis and Skavl by means of the development of the integrated Johan Castberg Hub. The total recoverable resources of the license are estimated at over 600 million barrels at 100%.
In January 2015, Eni was awarded: (i) the operatorship and a 40% interest in the PL 806 license located in the Barents Sea; and (ii) a 13.12% interest in the PL 044C license located in the North Sea.
Development activities progressed at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected in the second half of 2015, with a production plateau at approximately 65 kboe/d net to Eni in 2016.
During the year, the implementation of an oil spill contingency and response plan progressed by developing techniques and methodologies in response to oil spills. The performed activities in the drilling phases were acknowledged by the Norwegian Authorities as the benchmark for oil spill reaction in the coastal areas. The project was launched by Eni and its partner in the program jointly with the Norwegian Clean Seas Association for Operating Companies (NOFO) and involved other oil companies operating in the oil and gas exploration in the Barents Sea, as well as local and international research institutes. The achieved	results were presented to the Norwegian Environmental Agency, the local administrations and all stakeholders. These results reaffirmed that the Goliat project is equipped with a well-advance emergency system for the management of oil spills, in terms of organization, consolidation of the emergency apparatus, as well as equipment and technology advancement.
Other ongoing activities concerned programs of enhancement of cultural heritage of Sami local community and of technical and professional skills development of local communities.
Development activities progressed to: (i) maintain and optimize production at the Ekofisk field (Eni’s interest 12.39%) by means of drilling of infilling wells, upgrading of existing facilities and optimization of water injection; and (ii) fine-tuning activities at the Midgard and Mikkel fields (Eni’s interest 14.9%).

United Kingdom Exploration activities yielded positive results with the Romeo North discovery, already linked to the production platform of the Jade field (Eni ‘s interest 7%).
During the year Eni was awarded the operatorship of the 22/19c (Eni’s interest 50%), 22/19e (Eni’s interest 57.14%) and 30/1b (Eni’s interest 100%) exploration blocks in the North Sea. In April 2014, Eni completed the acquisition of the Liverpool Bay assets (Eni’s interest 100%).
Development activities mainly concerned: (i) production start-up of the West Franklin field (Eni’s interest 21.87%) with the completion of the Phase 2 development program by means of the installation of production platform and pipeline to linkage to the treatment facility in the area; and (ii) production ramp-up of the Jasmine project (Eni’s interest 33%) with the completion of commissioning and start-up of 4 additional production wells.

North Africa

Algeria Eni was granted three prospection permits in the Timimoun and Oued Mya areas, in southern onshore Algeria. The agreements expire in two years and cover a total acreage of 46,837 square kilometers. The program includes studies and drilling of prospection wells to assess the mineral potential.
Production ramp-up of the El Merk project (Eni’s interest 12.25%) was completed in the year and a production plateau of approximately 18 kboe/d net to Eni was achieved.
Development and optimization activities progressed at the MLE-CAFC production fields (Eni operator with a 75% interest). The project includes an additional oil phase with start-up expected in 2017, targeting a production plateau of approximately 33 kboe/d net to Eni.

Egypt Exploration activities yielded positive results with: (i) the oil discovery ARM-14 in the Abu Rudeis license (Eni’s interest 100%) in the Gulf of Suez. The discovery was linked to the nearby production facilities and a double production level was achieved in 2014; and (ii) the oil discovery West Deep in the Meleiha concession (Eni’s interest 76%) that flowed at approximately 2 kbbl/d in test production. The discovery confirms the mineral potential of the deep area in the western desert which was identified leveraging on the application of the e-dvaTM proprietary technology for processing seismic 3D imaging. Additional delineation and development wells will be drilled to achieve a production level of approximately 8 kbbl/d by the end of 2015. These discoveries

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are characterized by a fast time-to-market and are in line with Eni’s strategy of focusing on high value exploration activities and synergic assets.
In March 2015, Eni and the Egyptian Ministry of Petroleum and Mineral Resources signed a framework agreement to develop the oil and gas resources in the Country with an estimated investment of $5 billion at 100%. The investments, which will be utilized through the realization of projects to be implemented in the next 4 years, are directed to the development of 200 million barrels of oil and 1.3 Tcf of gas.
In 2014, Eni was awarded: (i) the operatorship of the South-West Meleiha three onshore exploration licenses (Eni’s interest 100%), nearby the Meleiha concession, and the Block 9 (Eni’s interest 100%) and Block 8 (Eni’s interest 50%) located in the deep offshore of the Mediterranean Sea. The closing was achieved in the early 2015 with the ratification of the relevant concession agreements; and (ii) the Shorouk concession (Eni’s interest 100%) in the deep offshore of the Mediterranean Sea.
In August 2014, the DEKA project (Eni operator with a 50% interest) started up with a production of approximately 64 mmcf/d of gas and 800 barrels/day of associated condensates. Produced gas is being processed at the onshore El Gamil plant. Peak production of approximately 230 mmcf/d net to Eni is expected by the first quarter of 2015.
Development activities concerned: (i) infilling activities at the Belayim (Eni’s interest 100%), Ha’py (Eni’s interest 50%), El Temsah (Eni operator with a 50% interest) and Pourt Fouad (Eni’s interest 100%) fields to optimize the mineral potential recovery factor; and (ii) start-up of the END Phase 3 sub-sea project (Eni’s interest 50%).

Sub-Saharan Africa

Angola Exploration activities yielded positive results with: (i) the Ochigufu 1 NFW discovery in the deep water of the Block 15/06 (Eni operator with a 35% interest) with a potential in place estimated at approximately 300 million barrels of oil, increasing resources of the West Hub project. The exploration activity was performed with an innovative 3D seismic acquisition. In January 2015, Eni obtained from the Angolan authorities a three-year extension of the exploration period of the above mentioned block; and (ii) the appraisal of the Pinda FM discovery in the Block 0 (Eni’s interest 9.8%).
In November 2014, Eni signed with the national oil company Sonangol a strategic agreement on future co-operation activities. In particular the agreement includes the studies to analyze the potential of the non-associated gas present in the Lower Congo Basin and offshore Angola. The project scope is to analyze the different options both internationally and in the domestic market, also in order to sustain the local economy. In addition the companies will asses possible projects on the mid-downstream business to be carried out in Angola.
In December 2014, first oil was achieved at the West Hub Development Project in Block 15/06 in the deep offshore. This first Eni-operated producing project in the Country is currently producing 45 kboe/d through the N’Goma FPSO, with a production ramp-up expected to reach a plateau up to 100 kboe/d in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial	discovery, a result that is at the top of the industry for development in deep waters. The N’Goma FPSO is currently producing from the Sangos discovery, future production will leverage the progressive hooking up of the Block’s discoveries.
The main development activities performed in the year concerned: (i) the progress of the Nemba field project in Block 0 to reduce flaring gas. In 2015, once the project is completed, flared gas is expected to decrease by approximately 85% from current level; (ii) the Mafumeira Sul field (Eni’s interest 9.8%) with start-up expected in 2016; (iii) the Lianzi project in the Block 14K/A Imi Unit Area (Eni’s interest 10%), with start-up expected in the second half of 2015 and production plateau of 35 kboe/d; and (iv) the Kizomba satellites Phase 2 project (Eni’s interest 20%). The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected in 2015, with a production plateau of 70 kboe/d in 2016.

Congo Exploration activities yielded positive results in the Marine XII offshore block (Eni operator with a 65% interest) with: (i) the Nené Marine 3 appraisal well confirming the oil and gas mineral potential of the area; and (ii) the significant Minsala Marine oil discovery with resources in place of 1 billion boe. Exploration activities used the application of the e-dva™ proprietary technology for processing seismic imaging that allowed an optimal positioning of exploration wells.
In July 2014, a cooperation agreement was signed with the relevant authorities to extend existing oil permits and to develop new initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep waters.
At the end of December 2014 was achieved the start-up of the recent Nené Marine discovery in block Marine XII just 8 months after obtaining the production permit. The early production phase is yielding 7,500 boe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of approximately 30 wells, with a plateau of over 120 kboe/d.
The flaring down project of the M’Boundi field was completed during the year with a decrease of approximately 64 mmcf in daily volumes of gas flaring, thus achieving the zero flaring target in the area. In particular, the associated gas was fully valorized through: (i) a program of gas injection in order to optimize reserve recovery; and (ii) a long-term supply contract to power plants in the area including the CEC Centrale Electrique du Congo plant (Eni’s interest 20%) with a 300 MW generation capacity. In 2014, M’Boundi contractual supplies (Eni operator with an 83% interest) were approximately 106 mmcf/d (approximately 17 kboe/d net to Eni). These facilities will also receive volumes of gas from the offshore discoveries of the Marine XII block in the future.
Project Integrée Hinda (PIH) progressed to support the population in the M’Boundi area. The social project provides to improve education, health, production capacity in agriculture with specific programs and in collaboration with local authorities. Planned activities for the 2011-2015 periods achieved a work progressing of 80% at the end of 2014. The

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Eni Integrated Annual Report / Operating Review

program involved approximately 25,000 people. Eni with the support of the Earth Institute of the Columbia University launched a program to design a monitoring system to assess the effectiveness of the PIH project and to check its support to the development of the area.
In addition, local cultural promotion programs started-up with specific activities in the Pointe-Noire area, Makoua, located in the north of the Country and Brazzaville capital city.
Development of the Litchendjili sanctioned project progressed in the Marine XII block. The project provides for the installation of a production platform, the construction of transport facilities and onshore treatment plant. Start-up is expected in the second half of 2015 with a peak production of 12 kboe/d net to Eni. Production will also feed the CEC power station.

Mozambique Exploration activities yielded positive results with the appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective discoveries. The exploration activity was underpinned by the utilization of the e-dva™ proprietary technology of processing seismic imaging. The potential in place in Area 4 is estimated at 88 Tcf (Eni operator with a 50% interest).
The Company is planning to develop as first target the Coral discovery and a portion of the Mamba straddling resources. As part of the Mamba plan, based on the enactment of a law decree which defines the fiscal and contractual regime applicable to onshore liquefaction projects, Eni expects to obtain the necessary authorizations to develop and produce up to 12 Tcf from the straddling reservoir via an independent industrial plan which needs to be coordinated with the operator of Area 1. An Unitization Agreement for the straddling resources has to be agreed among concessionaries of the straddling reservoirs and submitted to the Mozambique Government within six months dating back to the enactment of the special law on onshore projects which occurred in December 2014.
The Coral project scheme comprises construction of a floating unit for the treatment, liquefaction and storage of natural gas (Floating LNG - FLNG) fed by subsea wells. The development plan was formally submitted to the local Authorities at the end of 2014. The FID is expected in the second half of 2015. The award of the relevant EPCIC contracts for the construction, installation and commissioning of the floating unit is expected by the end of 2015. Production start-up is expected for the end of 2019.
The development plan of the first stage of the Mamba project contemplates construction and commissioning of two onshore LNG trains and the drilling of 16 subsea wells, with start-up in 2022. The scheduled activities comprise: (i) the submission of the Declaration of Commerciality to the Government by the third quarter of 2015; (ii) the filing of the development plan by the end of 2015; and (iii) the finalization of the commercial agreements and the project financing by the first quarter of 2016. The FID is expected in 2016-2017.
In October 2014, Eni signed with the South Korean Company KOGAS a cooperation agreement for jointly development opportunities in the upstream and LNG areas, in particular in the Area 4 in Mozambique.

Leveraging on Eni’s cooperation model, a medium-long term program was defined to support local communities also involving all local stakeholders as part of the development activity of the gas discoveries in the Country. The guideline of the program includes projects to develop the socio-economic conditions of local communities and respect for bio-diversity. In particular, during 2014 certain projects were completed in the Pemba area in order to: (i) support the access to education, with the construction of a primary school; (ii) develop training activities in collaboration with National Institute for Employment and Vocational Training (INEFP) also supplying educational materials; and (iii) enhance the national health service, also with the restructuring of some hospital departments and specific course dedicated to health staff.
In the Pemba area ongoing activities also concerned: (i) access to water with construction of a supply system for approximately 4,000 people; and (ii) studies of access to energy for rural communities also with renewable energy supplies. In addition, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican Government.
Eni performed with the support of the Danish Institute for Human Rights and in line with the UN Guiding Principles on Business and Human Rights a preliminary assessment of the potential impacts of the natural gas development projects on human rights in the Country.

Nigeria Exploration activities yielded positive results with the Abo 12 oil well in the OML 125 block (Eni operator with an 85% interest). The discovery will be linked to facilities of Abo field during 2015.
The treatment and re-injection of produced water program started up at the Ebocha flowstation in the OML 61 block (Eni operator with a 20% interest). The project provides for the treatment of 60 kbbl/d of produced water. Associated gas program progressed with further reductions of gas flared.
In the year production start-up was achieved at the Bonga NW field in the OML 118 block (Eni’s interest 12.5%) with the drilling and completion of 4 production and 2 injection wells.
Development activities progressed at the OML 28 block (Eni’s interest 5%): (i) the drilling campaign progressed within the integrated oil and natural gas project in the Gbaran-Ubie area. The development plan provides for the supply of natural gas to the Bonny liquefaction plant by means of the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids; and (ii) the development plan of the Forkados-Yokri field includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in 2015.
The project of the Kwale-Akri pipeline in the Niger Delta is almost completed. The e-vpms™ (eni-vibroacoustic pipeline monitoring system) proprietary technology installed with the aim of identify leaks in real time and significantly reducing bunkering.
During the year, supporting programs for the local community progressed with main activities in the construction of public infrastructure, improving the quality

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of education services, enhancing of basic health services, expanding the access to energy for local area, as well as training programs to promote the economic development, in particular in the agricultural sector.
Eni launched a website to report the sustainability activity performed in the Country. In particular, information and data related to oil spills, gas flared emissions and a summary on the environmental impact studies are available.
Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC JV and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of approximately 2,825 mmcf/d (approximately 268 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and exported to European, Asian and US markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.
In 2014, the Petroleum Technology Association of Nigeria recognized two Eni’s subsidiaries as the best organizations to promote local content in the oil and gas sector in Nigeria (Local Content Operator). This award reaffirmed the Eni’s commitment in the implementation of effective initiatives to boost local economic activities also to achieve the high standard requirements in the oil and gas sector.

Kazakhstan

Kashagan During the course of 2014, the Consortium performed an assessment of the technical issues which forced the operator to shut down the production at the Kashagan field (Eni’s interest 16.81%) soon after the production start-up with the effective completion of Phase 1 of the development plan (the Experimental Program). The findings of the assessment confirmed the necessity to fully replace the damaged pipelines. The Consortium recently finalized the contracts for the replacement of both oil and gas lines. The Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of 2016. The planned production rate will be achieved during 2017.
The Phase 1 is targeting an initial production capacity of 180 kbbl/d; when a second offshore treatment train comes online and compression facilities for gas reinjection are operational production capacity will ramp up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for reinjection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.
In December 2014, the Consortium and the Kazakh Government signed an agreement which settled a number of pending issues relating to financial, environmental and operational matters.

The Consortium agreed a new setup of the operating model to execute the development of the project, targeting to streamline decision-making process, to increase efficiency in operations and to reduce costs. This new operating model provides that a company, participated by the seven partners of the Consortium, acts as the sole operator of all exploration, development and production activities at the Kashagan field. As part of this process, in 2014 the shareholding in Agip Kazakhstan North Caspian Operating Co NV (Eni’s interest 100%) was transferred to NCOC BV. The activities needed to set up the new operating model will be completed by the first half of 2015.
An innovative environmental monitoring system was implemented in 2014. The project designed by Eni provides for the application of a mobile underwater vehicle (AUV) able to realize an environmental monitoring and asset integrity at the production facility.
During the year the integrated program for the management of bio-diversity in the Ural Delta (Ural River Park Project - URPP) was completed. The program was launched by Eni under the sponsorship of the Environment and Water Resources Kazakh Authority and aimed to protect the environment and ecosystems in the Caspian area. In June 2014, the project received an official UNESCO designation to be included in the Man and Biosphere Program.
Within the agreements reached with the local authorities, Eni continues its training program for Kazakh resources in the oil&gas sector.
As of December 31, 2014, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $8.5 billion (euro 7.0 billion at the EUR/USD exchange rate of December 31, 2014). This capitalized amount included: (i) $6.2 billion relating to expenditure incurred by Eni for the development of the oilfield; and (ii) $2.3 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2014, Eni’s proved reserves booked for the Kashagan field amounted to 580 mmboe, barely unchanged compared to 2013.

Karachaganak The Expansion Project of the Karachaganak field (Eni’s interest 29.25%) is currently being assessed by the consortium by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas marketable volumes. Phase-one development to increase injection and treatment capacity of natural gas are under economical and technical assessment. Further development projects to support liquids production plateau are under study.
Eni continues its involvement to support local communities by means of the construction of schools and educational facilities, as well as water supply plant and road infrastructures for the villages located in the nearby area of Karachaganak, in particular in the western area.
As of December 31, 2014, Eni’s proved reserves booked for the Karachaganak field amounted to 489 mmboe, barely unchanged compared to 2013.

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Rest of Asia

Indonesia Exploration activities yielded positive results with a gas discovery through the Merakes 1 NFW exploration well in the East Sepinggan offshore block (Eni operator with an 85% interest). This discovery with a potential in place estimated at approximately 2 Tcf, is located in proximity of the operated field of Jangkrik (Eni operator with a 55% interest), which is currently under development, and will supply additional gas volumes to the Bontang LNG plant. Exploration activity was performed leveraging on the innovative seismic analysis to allow an effective activities by means of the evaluation of several geological data.
Main ongoing activities to feed the Bontang plant concerned: (i) the Jangkrik field in the Kalimantan offshore. The project includes drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as construction of a transportation facility. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the eastern Kalimantan, with start-up expected in 2016.
Other main activities were performed on the environmental protection, health care and educational system to support local communities located in the operated area of the eastern Kalimantan, Papua and North Sumatra.

Iran The formal hand over of operations to local partners at the Darquain project is completed. Eni’s involvements essentially will consist of finalizing the reimbursement of its past investments.

Iraq In 2014, phase one of the Rehabilitation Plan of the Zubair field (Eni’s interest 41.6%) progressed. The project includes the construction of an oil treatment plant for a capacity of 300 kbbl/d, the revamping of existing treatment facilities and the drilling of production and water injection wells.
In March 2014, the national oil company South Oil Co sanctioned the Enhanced Redevelopment Plan to achieve a production plateau of 850 kbbl/d. The main contracts to build new facilities were awarded in the first half of 2014.
Activities to support local farms and communities progressed during the year.

Russia The drilling exploration program was halted due to the sanctions enacted by European Union and the United States. Eni is closely monitoring developments of the situation and has required all relevant authorizations to continue the exploration activities in compliance with the current sanction regime against Russia.

Turkmenistan In November 2014, Eni and the State Agency for Management and Use of Hydrocarbon Resources signed an addendum to the Production Sharing Agreement regulating exploration and production activities at the onshore Nebit Dag Area. The addendum extends the duration of the PSA to 2032. The agreement also establishes the transfer of a 10% stake out of the contractor share to the State oil company Turkmenneft (Eni retains a 90% interest stake). The agreement also includes the construction of the Training Center for technical staff in the upstream sector. Vocational training program in oil&gas sector progressed for local graduates.
In addition, Eni and Turkmen State Agency signed a Memorandum of Understanding to evaluate the extension of Eni’s activities also in the Turkmenistan’s offshore section of the Caspian Sea.
Development activities include: (i) a program to mitigate the natural field production decline; and (ii) the completion of the revamping of the treatment oil plant at the Burun field in order to increase treatment capacity, as well as to improve safety, efficiency and environment performance also by means of reducing gas flaring and increasing water re-injection capacity.

Americas

Ecuador Exploration activities yielded positive results with the Oglan-2 exploration well in Block 10 (Eni operator with a 100% interest) with a potential in place estimated at 300 million barrels of oil, located near the processing facilities of the operated field of Villano.
In the year, the following projects were sanctioned: (i) the phase VI of the Villano field, with a production start-up expected in 2016; and (ii) Oglan discovery, with start-up expected in 2017.
Maintenance activities and facilities upgrading progressed to support high safety standard and efficiency levels.
In 2014, the first three years of the Plan of Action on Bio-diversity in the Amazon forest near the Villano field, concluded that Eni’s production activities were performed with minimal environmental impacts.
Eni’s commitment to support the socio-economic development nearby the production areas progressed by means of: (i) improving sanitary condition with medical supplies, equipments and vehicles; (ii) educational plans with the construction of schools, supplies and scholarship foundation; and (iii) training activities and programs to develop agricultural sector also with specific equipments supplies.

United States Exploration activities yielded positive results with the Stallings 1H and Mitchell 1H exploratory wells, under the agreement with Quicksilver Resources signed at the end of 2013 providing for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the southern part of the Delaware Basin in West Texas. The wells were already connected to existing production facilities with an initial flow of 1,500 bbl/d.
Eni was awarded the operatorship of exploration licenses MC246 and MC290 (Eni’s interest 100%) in the Gulf of Mexico and in the Leon Valley (Western Texas) with a 50% interest for exploring and developing an area with unconventional oil reservoirs.
Production start-up was achieved at the St. Malo (Eni’s interest 1.25%) and Lucius (Eni 8.5%) fields, the latter started up in January 2015. The start-up of Hadrian South (Eni’s interest 30%) is achieved in March 2015 and will allow to achieve an expected peak production of 144 kboe/d (22 kboe/d net to Eni) for the Lucius-Hadrian South project.
Development activities concerned: (i) the Heidelberg project (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. Activities include the drilling of 5 production wells and the installation of a production platform. Start-up is expected at

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the end of 2016 with a production of 9 kboe/d net to Eni; (ii) the drilling of development wells at the operated Devils Tower (Eni’s interest 75%) and Pegasus (Eni’s interest 85%) fields, as well as non-operated Europa (Eni’s interest 32%) and K2 (Eni’s interest 13.39%) fields; and (iii) the development of unconventional gas reserves (shale gas) in the Alliance area (Eni’s interest 27.5%) with start-up of additional 21 production wells.
Drilling activities progressed at the Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields in Alaska. In June 2014, the Nikaitchuq field achieved the production target of 25 kboe/d. This relevant result required the expertise and the application of Eni’s proprietary technologies in an area with extreme climate and environmental constraints, which helped to build one of the most advanced production facilities in the North Slope, with maximum environmental compatibility and high operating efficiency.

Venezuela Drilling activities progressed at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco Oil Belt. Early production of the first phase started up in 2013 with a target plateau of 75 kbbl/d. The Full Field development includes a long-term production plateau of 240 kbbl/d. The project provides for the construction of a refinery. Eni agreed to finance a part of PDVSA’s development costs for the Early production phase and engineering activity of refinery plant up to $1.74 billion.
Ongoing development activities progressed at the giant Perla gas field in the Cardon IV block (Eni’s interest 50%), located in the Gulf of Venezuela.

The early production start-up is expected by the second quarter of 2015 with a target production of approximately 460 mmcf/d. The project includes the utilization of the existing discovery/appraisal wells, the drilling of 17 additional wells and the installation of production platforms linked by pipelines to an onshore treatment plant. Production ramp-up is expected in 2017 with a target of approximately 800 mmcf/d. The development plan targets a long-term production plateau of approximately 1,200 mmcf/d in 2020.

Capital expenditure

Capital expenditure of the Exploration & Production segment (euro 10,524 million) concerned mainly development of oil and gas reserves (euro 9,021 million) directed mainly outside Italy, in particular in Norway, Angola, Congo, the United States, Nigeria, Egypt, Indonesia and Kazakhstan. Development expenditures in Italy in particular concerned the well drilling program and facility upgrading in Val d’Agri, as well as sidetrack and workover activities in mature fields.
About 98% of exploration expenditures (euro 1,398 million) were directed outside Italy in particular to Libya, Mozambique, the United States, Nigeria, Angola, Indonesia, Cyprus, Norway and Gabon. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.
In 2014, overall expenditure in R&D amounted to euro 83 million (euro 87 million in 2013). A total of 15 new patent applications were filed.

Capital expenditure	(euro million)	2012	2013	2014	Change	% Ch.
Acquisition of proved and unproved properties	43	109		(109)	..
North Africa	14	109
Sub-Saharan Africa	27
Americas	2
Exploration	1,850	1,669	1,398	(271)	(16.2)
Italy	32	32	29	(3)	(9.4)
Rest of Europe	151	357	188	(169)	(47.3)
North Africa	153	95	227	132	..
Sub-Saharan Africa	1,142	757	635	(122)	(16.1)
Kazakhstan	3	1		(1)	..
Rest of Asia	193	233	160	(73)	(31.3)
Americas	80	110	139	29	26.4
Australia and Oceania	96	84	20	(64)	(76.2)
Development	8,304	8,580	9,021	441	5.1
Italy	744	743	880	137	18.4
Rest of Europe	2,008	1,768	1,574	(194)	(11.0)
North Africa	1,299	808	832	24	3.0
Sub-Saharan Africa	1,931	2,675	3,085	410	15.3
Kazakhstan	719	658	521	(137)	(20.8)
Rest of Asia	641	749	1,105	356	47.5
Americas	953	1,127	921	(206)	(18.3)
Australia and Oceania	9	52	103	51	(98.1)
Other expenditure	110	117	105	(12)	(10.3)
	10,307	10,475	10,524	49	0.5

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Performance of the year

› In 2014, the positive trend in employees’ and contractors’ injury frequency rates was confirmed, with a reduction of 66%.
› Greenhouse gas emissions decreased by 10.2% from 2013 reflecting lower power production (down 9%), as well as lower volumes of gas transported (down 44.5%).
› The water consumption rate of EniPower’s plants decreased in absolute terms (down by 5.9% from 2013), while the same index per kWh produced was substantially stable. The decrease was due to lower use of sea water in cooling operations at Brindisi site and lower production of electricity at Livorno site, due to an unfavorable trading environment, with steam and water consumption almost unchanged from 2013.
› In 2014, adjusted net profit of the Gas & Power segment amounted to euro 190 million, up by euro 443 million from 2013. This reflected the benefits from the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods, to a greater extent than in the full year 2013. These positive effects were partially offset by declining gas and power prices against the backdrop of continuing weak demand and competitive pressure.
› Renegotiation of long-term supply contracts and take-or-pay reductions: during the year, following the renegotiation of a number of the main long-term supply contracts, gas prices and related trends were better aligned to market conditions. Approximately 70% of long-term gas supply portfolio is now indexed to hub prices. Furthermore, the cash advances paid to suppliers due to the take-or-pay clause in those long-term supply contracts were reduced by euro 0.66 billion thanks to contract renegotiation and sales optimization.
› Eni gas sales (89.17 bcm) were down by 4.3% compared to 2013. Eni’s sales in the domestic market of 34.04 bcm decreased by 5.1% driven by lower sales in all the business segments partially offset by higher spot sales. Barely unchanged volumes marketed in the main European markets (42.21 bcm; down 1.1%).
› Electricity sales of 33.58 TWh decreased by 1.47 TWh, or 4.2% compared to the previous year.
› Capital expenditure of euro 172 million mainly concerned the flexibility and upgrading of combined cycle power stations (euro 98 million), as well as gas marketing initiatives (euro 66 million).

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Strategy

In the Gas & Power segment, it is forecasted a structural decline in demand due to lower consumption driven by the macroeconomic crisis, competition of other sources, as well as a general oversupply situation in Europe, in the context of an increasing liquidity at hubs.
Main target is the focus on profitability and sustainable cash flow, according the following guidelines: (i) complete alignment of supply portfolio to market conditions and substantial recovery of the residual amounts of gas paid in advance; (ii) simplification of operations and optimization of logistic costs with a saving of euro 300 million by 2018; and (iii) development and growth in the value added segments, in particular in the retail segment, developing the client base also through the sale of extracommodity products, trading, as well as in the LNG segment, leveraging on the marketing opportunities in premium markets and upstream integration.
Cash flow from operations is expected to contribute for euro 3 billion cumulatively over the four-year plan.

Marketing

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 2,400 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are approximately 7.93 million amid households, professionals, small and medium sized enterprises and public bodies located all over Italy, and approximately 2.2 million customers in European countries.
In a trading environment characterized by a 12% drop of demand in the Italian market compared to the previous year (a similar decline was registered in the European Union) due to declining consumption in all the reference segments and raising competitive pressure, Eni carried out a number of initiatives, – such as renegotiation of supply contracts, efficiency and optimization actions – in order to mitigate the negative impact of the scenario (for further information on the European scenario, see chapter on "Risk factors" below).

Natural Gas

Supply of natural gas
In 2014, Eni’s consolidated subsidiaries supplied 82.91 bcm of natural gas, down by 2.76 bcm, or 3.2% from 2013.
Gas volumes supplied outside Italy (75.99 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, down by 2.53 bcm, or 3.2% compared to the previous year, due to lower

Supply of natural gas	(bcm)	2012	2013	2014	Change	% Ch.
Italy	7.55	7.15	6.92	(0.23)	(3.2)
Russia	19.83	29.59	26.68	(2.91)	(9.8)
Algeria (including LNG)	14.45	9.31	7.51	(1.80)	(19.3)
Libya	6.55	5.78	6.66	0.88	15.2
Netherlands	11.97	13.06	13.46	0.40	3.1
Norway	12.13	9.16	8.43	(0.73)	(8.0)
United Kingdom	3.20	3.04	2.64	(0.40)	(13.2)
Hungary	0.61	0.48	0.38	(0.10)	(20.8)
Qatar (LNG)	2.88	2.89	2.98	0.09	3.1
Other supplies of natural gas	5.43	3.63	5.56	1.93	53.2
Other supplies of LNG	2.09	1.58	1.69	0.11	7.0
Outside Italy	79.14	78.52	75.99	(2.53)	(3.2)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	86.69	85.67	82.91	(2.76)	(3.2)
Offtake from (input to) storage	(1.35)	(0.58)	(0.20)	0.38	65.5
Network losses, measurement differences and other changes	(0.28)	(0.31)	(0.25)	0.06	19.4
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	85.06	84.78	82.46	(2.32)	(2.7)
Available for sale by Eni's affiliates	7.53	5.78	3.65	(2.13)	(36.9)
E&P volumes	2.73	2.61	3.06	0.45	17.2
TOTAL AVAILABLE FOR SALE	95.32	93.17	89.17	(4.00)	(4.3)

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volumes purchased in Russia (down 2.91 bcm), Algeria (down 1.80 bcm), Norway (down 0.73 bcm) and the United Kingdom (down 0.40 bcm), partly offset by higher volumes purchased in Libya (up 0.88 bcm) and the Netherlands (up 0.40 bcm).

Supplies in Italy (6.92 bcm) registered a slight decrease from 2013 (down 0.23 bcm) due to mature fields’ decline.
In 2014, main gas volumes from equity production derived from: (i) Italian gas fields (5.6 bcm); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.1 bcm); (iii) Libyan fields (2 bcm); (iv) the United States (0.5 bcm); and (v) other European areas (Croatia with 0.3 bcm). Considering also direct sales of the Exploration & Production Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 16 bcm representing 18% of total volumes available for sale.

Sales of natural gas
In 2014, natural gas sales amounted to 89.17 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a decrease of 4 bcm, or 4.3% from the previous year.

Gas sales by entity	(bcm)	2012	2013	2014	Change	% Ch.
Total sales of subsidiaries	84.30	83.60	81.73	(1.87)	(2.2)
Italy (including own consumption)	34.66	35.76	34.04	(1.72)	(4.8)
Rest of Europe	44.57	42.30	43.07	0.77	1.8
Outside Europe	5.07	5.54	4.62	(0.92)	(16.6)
Total sales of Eni's affiliates (net to Eni)	8.29	6.96	4.38	(2.58)	(37.1)
Italy	0.12	0.10		(0.10)
Rest of Europe	6.45	5.05	3.15	(1.90)	(37.6)
Outside Europe	1.72	1.81	1.23	(0.58)	(32.0)
E&P in Europe and in the Gulf of Mexico	2.73	2.61	3.06	0.45	17.2
WORLDWIDE GAS SALES	95.32	93.17	89.17	(4.00)	(4.3)

Gas sales by market	(bcm)	2012	2013	2014	Change	% Ch.
ITALY	34.78	35.86	34.04	(1.82)	(5.1)
Wholesalers	4.65	4.58	4.05	(0.53)	(11.6)
Italian gas exchange and spot markets	7.52	10.68	11.96	1.28	12.0
Industries	6.93	6.07	4.93	(1.14)	(18.8)
Medium-sized enterprises and services	0.81	1.12	1.60	0.48	42.9
Power generation	2.55	2.11	1.42	(0.69)	(32.7)
Residential	5.89	5.37	4.46	(0.91)	(16.9)
Own consumption	6.43	5.93	5.62	(0.31)	(5.2)
INTERNATIONAL SALES	60.54	57.31	55.13	(2.18)	(3.8)
Rest of Europe	51.02	47.35	46.22	(1.13)	(2.4)
Importers in Italy	2.73	4.67	4.01	(0.66)	(14.1)
European markets	48.29	42.68	42.21	(0.47)	(1.1)
Iberian Peninsula	6.29	4.90	5.31	0.41	8.4
Germany/Austria	7.78	8.31	7.44	(0.87)	(10.5)
Benelux	10.31	8.68	10.36	1.68	19.4
Hungary	2.02	1.84	1.55	(0.29)	(15.8)
UK	4.75	3.51	2.94	(0.57)	(16.2)
Turkey	7.22	6.73	7.12	0.39	5.8
France	8.36	7.73	7.05	(0.68)	(8.8)
Other	1.56	0.98	0.44	(0.54)	(55.1)
Extra European markets	6.79	7.35	5.85	(1.50)	(20.4)
E&P in Europe and in the Gulf of Mexico	2.73	2.61	3.06	0.45	17.2
WORLDWIDE GAS SALES	95.32	93.17	89.17	(4.00)	(4.3)

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Sales in Italy decreased to 34.04 bcm, down by 5.1%. Lower sales were reported in the industrial, residential and thermoelectric segments due to decreased consumption, unusual winter weather conditions and a further deterioration of the trading environment for electricity sales reflecting higher use of hydroelectric and renewable sources, as well as lower demand. These negative trends were partially offset by higher spot volumes. Sales in Europe of 42.21 bcm decreased by 1.1% driven mainly by lower volumes marketed in Germany/Austria, France and the United Kingdom due to competitive pressure, partially offset by higher sales in Benelux and the Iberian Peninsula.
Direct sales of Exploration & Production in Northern Europe and the United State (3.06 bcm) increased by 0.45 bcm due to higher volumes sold in the North Sea.	Sales to importers to Italy decreased by 14.1% compared to the previous year, due to lower availability of Libyan output and lower sales to Extra European markets (down 20.4%) driven by lower volumes marketed in the United States and Argentina.

LNG

In 2014, LNG sales (13.3 bcm) increased by 0.9 bcm from 2013. In particular, LNG sales of the Gas & Power segment (8.9 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe, South America and the Far East.

LNG sales	(bcm)	2012	2013	2014	Change	% Ch.
G&P sales	10.5	8.4	8.9	0.5	6.0
Rest of Europe	7.6	4.6	5.0	0.4	8.7
Outside Europe	2.9	3.8	3.9	0.1	2.6
E&P sales	4.1	4.0	4.4	0.4	10.0
Terminals:
Soyo (Angola)		0.1	0.1
Bontang (Indonesia)	0.6	0.5	0.5
Point Fortin (Trinidad & Tobago)	0.5	0.6	0.6
Bonny (Nigeria)	2.7	2.4	2.8	0.4	16.7
Darwin (Australia)	0.3	0.4	0.4
	14.6	12.4	13.3	0.9	7.3

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Mantova, Brindisi, Ferrara and Bolgiano. In 2014, power generation was 19.55 TWh, down by 1.83 TWh, or 8.6% from 2013, mainly due to lower production at Ravenna and Brindisi plants due to decreasing demand.
As of December 31, 2014, installed operational capacity was 4.9 GW (4.8 GW as of December 31, 2013). Electricity trading reported a slight increase (up 2.6% to 14.03 TWh ) due to higher purchases on the spot market.	Power sales
In 2014, power sales (33.58 TWh) were directed to the free market (74%), the Italian power Exchange (14%), industrial sites (9%) and others (3%).
Compared with 2013, electricity sales were down by 4.2%, due to lower sales to large clients and wholesalers partially offset by higher volumes traded on the Italian power Exchange.

2012	2013	2014	Change	% Ch.
Purchases of natural gas	(mmcm)	4,792	4,295	4,074	(221)	(5.1)
Purchases of other fuels	(ktoe)	462	449	338	(111)	(24.7)
Power generation	(TWh)	23.58	21.38	19.55	(1.83)	(8.6)
Steam	(ktonnes)	12,603	9,907	9,010	(897)	(9.1)

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Availability of electricity	(TWh)	2012	2013	2014	Change	% Ch.
Power generation	23.58	21.38	19.55	(1.83)	(8.6)
Trading of electricity (a)	19.00	13.67	14.03	0.36	2.6
	42.58	35.05	33.58	(1.47)	(4.2)

Free market	31.84	28.73	24.86	(3.87)	(13.5)
Italian Exchange for electricity	6.10	1.96	4.71	2.75	..
Industrial plants	3.30	3.31	3.17	(0.14)	(4.2)
Other (a)	1.34	1.05	0.84	(0.21)	(20.0)
Power sales	42.58	35.05	33.58	(1.47)	(4.2)

(a) Includes positive and negative imbalances.

Capital expenditure

In 2014, capital expenditure amounted to euro 172 million, mainly related to initiatives aimed to improve flexibility and upgrade the	combined cycle power plants (euro 98 million) and gas marketing initiatives (euro 66 million).

Capital expenditure	(euro million)	2012	2013	2014	Change	% Ch.
Marketing	200	206	164	(42)	(20.4)
Marketing	77	87	66	(21)	(24.1)
Italy	43	42	30	(12)	(28.6)
Outside Italy	34	45	36	(9)	(20.0)
Power generation	123	119	98	(21)	(17.6)
International transport	13	23	8	(15)	(65.2)
	213	229	172	(57)	(24.9)
of which:
Italy	166	161	128	(33)	(20.5)
Outside Italy	47	68	44	(24)	(35.3)

Contents

Performance of the year

› In 2014, continued the positive trend in injury frequency rate for employees and contractors (down 14.9%).
› Greenhouse gas emissions reported an increase of 2.7% due to the inclusion of Taranto thermoelectric plant (former EniPower) in Refining & Marketing consolidation area, since October 2013.
› In 2014, the Refining & Marketing segment reduced the adjusted net loss to euro 147 million (euro 232 million in 2013) driven by improved refining margins, particularly in the last part of the year reflecting a fall in oil prices and restructuring initiatives, including the start-up of the green refinery project in Venice, as well as cost efficiency initiatives, particularly with respect to energy and overhead costs. Marketing results were much higher compared to the previous year, due to a relevant decline of oil prices and despite the weak demand and rising competitive pressure.
› In 2014, refining throughputs were 25.03 mmtonnes, down by 8.6% from 2013. In Italy, processed volumes decreased by 11.7% mainly due to the unfavorable refinery scenario registered in the first part of the year, as well as the shutdown of the Gela and Venice refineries. At the Milazzo plant, throughputs reported a slight increase (up 3%), in particular due to favorable scenario in the last quarter. Outside Italy, Eni’s refining throughputs increased by 6% compared to the previous year, mainly in the Czech Republic following the shutdown of Kralupy Refinery in 2013.
› In 2014, the production of bio-fuels amounted to 12.93 mmtonnes, up by 19.3% compared to a year ago following the start-up of the bio-refinery in Porto Marghera.
› Retail sales in Italy amounted to 6.14 mmtonnes, down by 7.5% from 2013 due to strong competitive pressure. In 2014, Eni’s average retail market share was 25.5%, down by 2 percentage points from 2013.
› Retail sales in the rest of Europe of 3.07 mmtonnes were substantially stable compared to 2013 (up 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales of the other subsidiaries.

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Eni Integrated Annual Report / Operating Review

› Capital expenditure amounting to euro 537 million mainly related to refining, supply and logistics (euro 362 million), in particular for the reconversion of the Venice site to bio-refinery, as well as maintenance and improvement of flexibility and yields of the other plants, in particular at Sannazzaro refinery and marketing activities for the rebranding of the retail distribution network (euro 175 million).
› In 2014, the total expenditure in R&D in the Refining & Marketing segment amounted to approximately euro 18 million. During the year 15 patent applications were filed.

Portfolio rationalization

In line with the Eni’s strategy focused on selectively growing in high profitable markets, Eni signed a preliminary agreement for the divestment of its marketing activities of fuels located in Czech Republic, Slovakia and Romania to the Hungarian Company MOL.
The agreement also comprises the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). All these agreements are subject to the approval of the relevant European Antitrust Authorities.
Eni will continue the marketing of lubricants in the wholesale segment in Czech Republic, Slovakia and Romania.

Development plan of the Gela site

In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders a plan to restore the profitability of the Gela refinery. The key point of the agreement is the reconversion of the Gela site to a bio-refinery.
The reconversion will follow the model adopted for the Venice green refinery, where green diesel is produced from raw vegetable materials by using the proprietary EcofiningTM technology. The agreement also defines terms for building a modern logistic hub and new initiatives in the upstream sector in Sicily, including offshore. Eni will also perform environmental remediation and cleanup activities and institute the Safety Competence Center (SCC), a center of excellence in the security field. The investment plan for such initiatives amounts to euro 2.2 billion, mainly relating to upstream projects in the Sicily region.

Start-up of Venice bio-refinery

In June 2014, the start-up of the bio-refinery of Porto Marghera was achieved, with a green diesel capacity of 300 ktonnes/y.
The green diesel is produced from refined vegetable oil utilizing the proprietary EcofiningTM technology. The production will fulfill half of the Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

Strategy

For the next four years, the priority for the Refining & Marketing segment is the return to profitability in the context of weak fundamentals of the European refining market, affected by structural overcapacity. Eni intends to reduce refining exposure, through the reconversion of productive processes by the achievement of the breakeven level of adjusted operating profit and of cash flow from 2015 leveraging on: (i) rationalization of refining capacity and reconversion of industrial plants in Italy and abroad, reducing capacity by a further 20% in addition to the 30% capacity downsizing reached up to 2014; (ii) continuous efficiency improvement; and (iii) marketing activities development and rationalization of our portfolio in Italy and abroad. Overall, these planned actions will allow to reduce the refinery breakeven margin to approximately 3 $/bbl at the end of the plan period.

Supply and Trading

In 2014, a total of 70.14 mmtonnes of crude were purchased by the Refining & Marketing segment (65.96 mmtonnes in 2013), of which 27.47 mmtonnes from Eni’s Exploration & Production segment, 25.60 mmtonnes on the spot market and 17.07 mmtonnes were purchased under long-term supply contracts with producing countries. The subdivision by geographic area was as follows: approximately 35% of crude purchased in 2014 came from Russia, 18% from West Africa, 11% from the North Sea, 8% from the Middle East, 7% from North Africa, 6% from Italy and 15% from other areas.	In 2014, a total of 49.99 mmtonnes of crude purchased were marketed, up by 6.03 mmtonnes, or 13.7% from 2013. In addition, 4.94 mmtonnes of intermediate products were purchased (5.31 mmtonnes in 2013) to be used as feedstock in conversion plants and 20.87 mmtonnes of refined products (17.79 mmtonnes in 2013) were purchased to be sold on markets outside Italy (16.13 mmtonnes) and on the Italian market (4.74 mmtonnes) as a complement to available production.

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Purchases	(mmtonnes)	2012	2013	2014	Change	% Ch.
Equity crude oil
Eni's production outside Italy	23.57	22.46	23.66	1.20	5.3
Eni's production in Italy	3.35	3.69	3.81	0.12	3.3
	26.92	26.15	27.47	1.32	5.0
Other crude oil
Purchases on spot markets	24.95	25.27	25.6	0.33	1.3
Purchases under long-term contracts	10.34	14.54	17.07	2.53	17.4
	35.29	39.81	42.67	2.86	7.2
Total crude oil purchases	62.21	65.96	70.14	4.18	6.3
Purchases of intermediate products	4.53	5.31	4.94	(0.37)	(7.0)
Purchases of products	20.52	17.79	20.87	3.08	17.3
TOTAL PURCHASES	87.26	89.06	95.95	6.89	7.7
Consumption for power generation	(0.75)	(0.55)	(0.57)	(0.02)	(3.6)
Other changes (a)	(1.63)	(1.06)	(0.98)	0.08	7.5
	84.89	87.45	94.40	6.94	7.9

(a) Include change in inventories, decrease due to transportation, consumption and losses.

Refining

In 2014, refining throughputs were 25.03 mmtonnes, down by 2.35 mmtonnes, or 8.6% from 2013. In Italy, processed volumes decreased by 11.7% from 2013, mainly due to the unfavorable refinery scenario registered in the first part of the year, as well as the shutdown of the Gela and Venice refineries. A slight increase was registered in processed volumes at Milazzo plant (up 3%).
Outside Italy, Eni’s refining throughputs (5.11 mmtonnes) increased by 6% (up approximately 300 ktonnes) mainly in the	Czech Republic at Kralupy refinery, which in 2013 was object of to the planned shutdown.
Total throughputs in wholly-owned refineries were 16.24 mmtonnes, down by 2.75 mmtonnes (down 14.5%) from 2013 determining a refinery utilization rate of 78%. Approximately 25.2% of processed crude was supplied by Eni’s Exploration & Production segment, representing a 1.5 percentage point increase from 2013 (23.7%).

Availability of refined products	(mmtonnes)	2012	2013	2014	Change	% Ch.
ITALY
At wholly-owned refineries	20.84	18.99	16.24	(2.75)	(14.5)
Less input on account of third parties	(0.47)	(0.57)	(0.58)	(0.01)	(1.8)
At affiliated refineries	4.52	4.14	4.26	0.12	2.9
Refinery throughputs on own account	24.89	22.56	19.92	(2.64)	(11.7)
Consumption and losses	(1.34)	(1.23)	(1.33)	(0.10)	(8.1)
Products available for sale	23.55	21.33	18.59	(2.74)	(12.8)
Purchases of refined products and change in inventories	3.35	4.42	5.38	0.96	21.7
Products transferred to operations outside Italy	(2.36)	(1.85)	(0.64)	1.21	65.4
Consumption for power generation	(0.75)	(0.55)	(0.57)	(0.02)	(3.6)
Sales of products	23.79	23.35	22.76	(0.59)	(2.5)
OUTSIDE ITALY
Refinery throughputs on own account	5.12	4.82	5.11	0.29	6.0
Consumption and losses	(0.23)	(0.22)	(0.21)	0.01	4.5
Products available for sale	4.89	4.60	4.90	0.30	6.5
Purchases of refined products and change in inventories	17.29	13.69	16.11	2.42	17.7
Products transferred from Italian operations	2.36	1.85	0.64	(1.21)	(65.4)
Sales of products	24.54	20.14	21.65	1.51	7.5
Refinery throughputs on own account	30.01	27.38	25.03	(2.35)	(8.6)
of which: refinery throughputs of equity crude on own account	6.39	5.93	5.81	(0.12)	(2.0)
Total sales of refined products	48.33	43.49	44.41	0.92	2.1
Crude oil sales	36.56	43.96	49.99	6.03	13.7
TOTAL SALES	84.89	87.45	94.40	6.95	7.9

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Eni Integrated Annual Report / Operating Review

In 2014, the industrial plant conversion EST (Eni Slurry Technology) started the activity in Sannazzaro de’ Burgondi with stable performance in line with expectations. As compared to available refining technologies, EST does not produce by-products but converts feedstock completely into distillates and allows to make valuable use of distillation residue of heavy and extra-heavy crude and unconventional resources.
An evaluation process of licensing out of this technology to a number of oil companies for the application of EST their productive processes is ongoing.

During 2014 was consolidated the formulation of the proprietary catalyst T-Sand, a technology which permits the generation of high quality products, more environmentally sustainable. In particular the catalyst T-Sand is an hydrotreating and dearomatization system which allows to obtain diesel with low content of polyaromatics and reduced emissions of particulate.

In 2014, Eni continued the commitment to improvement and innovation in bio-fuels field, which allows the filing of numerous patents. The development of new bio-component for fuels, leveraged on green diesel production in Venice green refinery, which permits to market distinctive high quality products deriving from renewable sources.

During the year Eni successfully applied the proprietary technology e-vpmsTM (eni vibroacoustic pipeline monitoring system), installed at the end of 2013 on the 113 km pipeline Gaeta-Pomezia, which allowed to locate in real time fraudulent attacks, which it is subjected, significantly reducing the oil spill.

Marketing of refined products

In 2014, retail sales of refined products (44.41 mmtonnes) increased by 0.92 mmtonnes from 2013, up 2.1%, due mainly to higher volumes sold to oil companies and traders outside Italy.

Product sales in Italy and outside Italy by market	(mmtonnes)	2012	2013	2014	Change	% Ch.
Retail	7.83	6.64	6.14	(0.50)	(7.5)
Wholesale	8.62	8.37	7.57	(0.80)	(9.6)
Chemicals	1.26	1.32	0.97	(0.35)	(26.5)
Other sales	6.08	7.01	8.08	1.07	15.3
Sales in Italy	23.79	23.34	22.76	(0.58)	(2.5)
Retail rest of Europe	3.04	3.05	3.07	0.02	0.7
Wholesale rest of Europe	3.96	4.23	4.60	0.37	8.7
Wholesale Extra European Markets	0.42	0.43	0.43
Other sales	17.12	12.44	13.55	1.11	8.9
Sales outside Italy	24.54	20.15	21.65	1.50	7.4
TOTAL SALES OF REFINED PRODUCTS	48.33	43.49	44.41	0.92	2.1

Retail sales in Italy
In 2014, retail sales in Italy of 6.14 mmtonnes decreased by approximately 0.50 mmtonnes, or 7.5% compared to 2013, driven by lower consumption of all products. Average gasoline and gasoil throughput (1,534 kliters) decreased by approximately 124 kliters from 2013. Eni’s retail market share for 2014 was 25.5%, down by two percentage points from 2013.
At December 31, 2014, Eni’s retail network in Italy consisted of 4,592 service stations, 170 stations less compared to December 31, 2013 (4,762 service stations), resulting from the negative balance of the closing of service stations with low throughput (97 units), lack of renewal of two motorway	concessions and the negative contribution of acquisitions/releases of lease concessions (71 units).

With reference to the promotional initiative "you&eni", the loyalty program for customers launched in February 2010 for a five-year period, the cards that made at least one transaction in the period were approximately 1.9 million at December 31, 2014 of which approximately one million was represented by consumer payment and loyalty cards. Volumes sold to customers cumulating points on their card were approximately 37% of total throughputs (net of "iperself" sales that do not allow to accumulate points).

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Retail and wholesale sales of refined products	(mmtonnes)	2012	2013	2014	Change	% Ch.

Italy	16.45	15.01	13.71	(1.30)	(8.7)
Retail sales	7.83	6.64	6.14	(0.50)	(7.5)
Gasoline	2.41	1.96	1.71	(0.25)	(12.8)
Gasoil	5.08	4.33	4.07	(0.26)	(6.0)
LPG	0.31	0.32	0.32
Others	0.03	0.03	0.04	0.01	33.3
Wholesale sales	8.62	8.37	7.57	(0.80)	(9.6)
Gasoil	4.07	4.09	3.54	(0.55)	(13.4)
Fuel Oil	0.33	0.24	0.12	(0.12)	(50.0)
LPG	0.30	0.30	0.28	(0.02)	(6.7)
Gasoline	0.20	0.25	0.30	0.05	20.0
Lubricants	0.09	0.09	0.09
Bunker	1.19	1.00	0.91	(0.09)	(9.0)
Jet fuel	1.56	1.58	1.59	0.01	0.6
Others	0.88	0.82	0.74	(0.08)	(9.8)
Outside Italy (retail+wholesale)	7.42	7.71	8.10	0.39	5.1
Gasoline	1.81	1.73	1.80	0.07	4.0
Gasoil	3.96	4.23	4.48	0.25	5.9
Jet fuel	0.44	0.51	0.56	0.05	9.8
Fuel Oil	0.19	0.22	0.18	(0.04)	(18.2)
Lubricants	0.09	0.10	0.10
LPG	0.52	0.51	0.55	0.04	7.8
Others	0.41	0.41	0.43	0.02	4.9
	23.87	22.72	21.81	(0.91)	(4.0)

Retail sales in the Rest of Europe
Retail sales in the Rest of Europe of 3.07 mmtonnes were basically in line compared to 2013 (up 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales in France and in the Czech Republic.
At December 31, 2014, Eni’s retail network in the rest of Europe consisted of 1,628 service stations, with an increase of 4 units from December 31, 2013 (1,624 service stations).
The network evolution was as follows: (i) the closing of 15 low throughput service stations mainly in France; (ii) the positive balance of acquisitions/releases of lease concessions (10 units), in particular in Germany and Switzerland; (iii) the purchase of 8 service stations, mainly in Switzerland; and (iv) the opening of 1 new outlet.
Average throughput (2,258 kliters) decreased by 64 kliters compared to a year ago (2,322 kliters in 2013).

Wholesale and other sales
Wholesale sales in Italy (7.57 mmtonnes) declined by 800 ktonnes or 9.6% compared to the previous year, due to lower sales of all products, in particular gasoil for heating reflecting the mild climate registered in the period, as well as fuel oil and bunkering due to declining demand. Average market share in 2014 was 26.7% (28.8% in 2013). Supplies to the petrochemical industry (0.97 mmtonnes) decreased from 2013 (down 350 ktonnes) due to lower feedstock supplies.

Wholesale sales in the Rest of Europe of approximately 4.60 mmtonnes increased by 8.7% from 2013 due to increased sales in Czech Republic, Hungary and France. Other sales in Italy and the rest of Europe (21.63 mmtonnes) increased by 2.18 mmtonnes, or 11.2%, mainly due to higher sales to the other oil companies.

During the 2014, Eni has developed and prepared for the commercialization on the global scale certain series of additive packages for the production of both automotive and heavy traction lubricants. In this field, Eni also achieved the start-up of the commercialization of engine oils with high fuel economy, containing bio-components, in the market of Northern Europe.

In 2014, in the field of the products for vessels Eni has developed: (i) an high concentration (50%) diesel fuel with green origin for use on ships of the Italian Marina Militare and NATO, as well as the use of various concentrations of the Green diesel produced by Venice Refinery in regular diesel and top quality for light duty; and (ii) a line of detergents in the field of

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products for marine lubricants and traction "low SAPS" (with a low content of sulphated ash, phosphorus and sulphur) compatible with the systems of post-treatment of exhaust gases.

In collaboration with Versalis, Eni has been carrying out the activity that aims to develop in the medium term a line of lubricants with high environmental sustainability, formulated with components derived from sustainable bio-mass synthesized in the green chemistry plants of Porto Torres and Porto Marghera.

.

Capital expenditure

In 2014, capital expenditure in the Refining & Marketing segment amounted to euro 537 million, regarded mainly: (i) refining, supply and logistics in Italy (euro 357 million) and outside Italy (euro 5 million), for the reconversion of Venice site to bio-refinery, with projects designed primarily to maintain and improve the conversion rate and flexibility of refineries, as well as expenditure on health, safety and environmental upgrades; and (ii) upgrading and rebranding of the refined product retail network in Italy (euro 109 million) and in the rest of Europe (euro 66 million).

Capital expenditure	(euro million)	2012	2013	2014	Change	% Ch.
Refinery, supply and logistics	675	497	362	(135)	(27.2)
Italy	671	491	357	(134)	(27.3)
Outside Italy	4	6	5	(1)	(16.7)
Marketing	223	175	175
Italy	163	107	109	2	1.9
Outside Italy	60	68	66	(2)	(2.9)
	898	672	537	(135)	(20.1)

Contents

Performance of the year

› In 2014, the injury frequency rate (employees and contractors) was more than halved (down by 50.9%) compared to 2013, in continuation of the positive trend registered in the last years.
› In 2014, greenhouse gas emissions and other emissions in the atmosphere were lower than in 2013 (down by 16.3%), following the substantial restructuring of the production assets of Versalis through the closure of the Hythe site, as well as the shutdown of the petrochemical site of Porto Marghera for almost all 2014. Recycled/reused water rate improved, up to 87.7%.

› In 2014, adjusted net loss was euro 277 million, euro 61 million lower than in 2013, benefiting from the improvement of margins in intermediates and polyethylene reported in the last part of the year. This was achieved against the backdrop of continued weakness in commodity demand and increasing competition from non-EU producers. Results reflected efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres Green Chemical project and the shut-down of certain unprofitable production units.

› Sales of petrochemical products amounted to 3,463 ktonnes, down by 322 ktonnes, or 8.5% from 2013, driven by decrease in consumption.

› Petrochemical production volumes were 5,283 ktonnes, decreasing by 534 ktonnes, or 9.2% from the previous year, following weak demand in all businesses, mainly elastomers and polyethylene.

› In 2014, the total expenditure in R&D amounted to approximately euro 40 million, in line with the previous year. 14 patent applications were filed.

Restructuring of petrochemical activities in Sardinia

› In June 2014, the Green Chemical project of Matrìca, a 50/50 joint venture between Versalis and Novamont, started operations marking the full conversion of the Porto Torres site. Matrìca’s plant is currently leveraging on innovative technology to transform

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vegetable oils into monomers and intermediates that are feedstock for the production of complex bio-products destined for a number of industries such as the tyre industry, bio-lubricants and plastic production. The overall production capacity of approximately 70 ktonnes per year will come gradually online during 2015. Cracking production line was definitively closed.
› At the end of December 2014, Versalis signed an agreement to divest the Sarroch plant to the refining company Saras, which owns a refinery close to Eni’s petrochemical site. The agreement includes the disposal of the Versalis plants connected with the production cycle of the refinery, in particular the reforming unit, the propylene splitter unit and other related services, including the logistics system. Versalis will continue to operate on the site with the planned HSE activities and environmental remediation activities, not included in the transaction.

Green chemical project

› In November 2014, Eni defined with the Ministry for Economic Development and the interested stakeholders a plan to restore the profitability of the petrochemical plant at Porto Marghera. The "green" project, in partnership with the U.S.-based company Elevance Renewable Science Inc, envisages building of world-scale plants which are the first of their kind and the new technology for the production of bio-chemical intermediates from vegetable oils destined for high added-value industrial applications such as detergents, bio-lubricants and chemicals for the oil industry.

Development and sustainability initiatives

› In November 2014, Versalis signed a partnership with Solazyme, an U.S.-based renewable oil and bio-products company, aimed to expand market access and commercial use of Encapso™ – the world’s first commercially-available, bio-degradable encapsulated lubricants for drilling fluids. Encapso will also be used in oil and gas fields operated by Eni.
› Following the strategic partnership signed in 2013 with Yulex, an U.S.-based leader in bio-materials, to produce guayule-based bio-rubber by using non-food feedstock, is under development the agronomic protocol and the innovative technology engineering, through the development of the entire supply chain, from the cultivation to the extraction of natural rubber, until the construction of a bio-mass power station.

Strategy

Versalis was negatively affected by a steep decline in market demand and increasing competitive pressure, mainly in commodity business with lower technological content. In this scenario, the priority is the economic sustainability of Versalis in the medium and long term. The breakeven for adjusted operating profit and operating cash flow is expected to be achieved starting from 2016, performing and completing the following strategic guidelines: (i) critical sites reconversions (in particular Porto Torres, Priolo, Porto Marghera, Sarroch and Hythe) with the shutdown and/or divestment of no more competitive production and consolidation of the other businesses; (ii) refocusing on high value-added productions (i.e. specialties) also through the development of green chemistry; and (iii) empowerment of productive platform by means of the internationalization of the business to serve consumers even more global and markets feature by high growth of demand rate, also through strategic alliances signed with industrial players.

Sales - production - prices

In 2014, sales of chemical products amounted to 3,463 ktonnes, down by 322 ktonnes, or 8.5% from 2013, mainly due to the weakness of demand. The steepest declines were registered in olefins (down by 19%) and aromatics (down by 14%) following the shutdown of cracking and aromatics site of Porto Marghera occurred in the end of February. Polymers sales were barely unchanged from 2013.	Average unit sales prices were 3% lower than in 2013, with different trends in different kinds of business: olefins prices were affected by a sharp decline in butadiene quotations (down by 17%) and xylenes (down by 15%), driven by the weakness of the market and overcapacity. Elastomers average prices decreased by 8% due to price competition from Asian producers. Styrenic prices decreased by 4% while polyethylene prices were barely unchanged due to product shortage in Europe.
Chemical production amounted to 5,283 ktonnes, with a

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Eni Integrated Annual Report / Operating Review

decrease of 534 ktonnes, or 9.2% from 2013. This was mainly due to a decrease in intermediates (down by 14%) due to the Porto Marghera cracker shutdown and elastomers (down by8%) due to lower demand. Lower decreases were registered in styrenes (down by 4%). These reductions were partly offset by higher production of polyethylene (up by 2%) due to a partial recovery in sales volumes from the depressed levels registered in 2013.
The main decreases in production were registered at Porto Marghera (down by 85%) due to the standstill of cracking and aromatics lines from the end of February 2014 until the end of	the year and Sarroch (down by 23%) due to the lower production as a result of the challenging competitive environment. Priolo and Dunkerque crackers registered an increase in production, since they were fully operating to compensate the lower production at Porto Marghera site. Outside Italy, the rubber and latex plant of Hythe was definitely closed at the end of March.
Nominal capacity of plants declined from the previous year due to rationalization measures, with an average plant utilization rate calculated on nominal capacity of 71.3% (65.3% in 2013).

Product availability	(ktonnes)	2012	2013	2014	Change	% Ch.
Intermediates	3,595	3,462	2,972	(490)	(14.2)
Polymers	2,495	2,355	2,311	(44)	(1.9)
Production	6,090	5,817	5,283	(534)	(9.2)
Consumption and losses	(2,545)	(2,394)	(2,292)	102	(4.3)
Purchases and change in inventories	408	362	472	110	30.4
	3,953	3,785	3,463	(322)	(8.5)

Business trends

Intermediates
Intermediates revenues (euro 2,310 million) decreased by euro 399 million from 2013 (down by 14.7%) reflecting the shutdown of Porto Marghera cracker, with an effect on sold volumes of aromatics and derivatives. Lower butadiene sales (down by 31%) and xylene (down by 34%) were attributable to market weakness and production overcapacity in Europe. Average unit prices decreased by 2%, with aromatics price lowered by 7% (in particular xylene prices decreased by 15% due to demand weakness), olefins prices by 1% due to lower ethylene and butadiene prices, almost completely offset by higher prices of propylene.

Intermediates production (2,972 ktonnes) registered a decrease from the last year (down by 490 ktonnes, or 14.2%) due to reductions in olefins (down by 11%) and in aromatics (down by 31%) driven by the shutdown of Porto Marghera plant from February until the end of the year, as well as lower productions in Sarroch plant. In addition, derivatives productions decreased by 10% due to disruptions and maintenance standstills registered in the second part of the year.

Polymers
Polymers revenues (euro 2,800 million) decreased by euro 133 million, or by 4.5% from 2013 due to average unit prices and volumes of elastomers decreasing by 8% and 5%, respectively, driven by continuing weakness of automotive sectored demand and low price of Asian producers. These negatives were further exacerbated by the decrease of average styrenics prices (down by 4%) and sold volumes down by 4%, also due to new import flows coming from North Africa. Polyethylene prices were barely unchanged.

In the elastomers segment, a partial recovery in sales was registered in thermoplastic rubbers (up by 9%), special rubbers EPDM (up by 5%), that partially compensate lower sales of commodity rubbers (SBR down by 11% and BR down by 3%), nitrilic (down by 9%) and lattices (down by 19%). Lower sales of styrenes (down by 4%) is attributable to lower volumes sold of compact polystyrene (down by 4%), due to demand weakness, monomer styrol (down by 15%) due to lower production availability in Europe following the planned shutdown. The sold volumes of polyethylene reported an increase due to higher sales of HDPE (up by 7%), Eva (up by 9%) and LLDPE (up by 1%) driven by lower supply in Europe. LDPE sales decreased by 2.5%.

Polymers production (2,311 ktonnes) decreased by 1.9% from 2013, mainly in elastomers segment (down by 8%), due to the definitive closing of Hythe with lower production of lattices and SBR rubbers, and of BR rubbers due to declining demand. Styrene productions decreased by 4% with lower volumes of styrol (down by 5%) due to the planned shutdown of the second half of 2014 and compact polystyrene (down by 6%), partly offset by higher productions of ABS/San (up by 11%) for short-term production rescheduling. Polyethylene sales increased by 2%, due to higher production at Brindisi site (HDPE up by 5%) due to the planned standstill of olefin production lines, and Eva in the Oberhausen site (up by 53%).

Capital expenditure

In 2014, capital expenditure amounted to euro 282 million (euro 314 million in 2013) mainly regarding: (i) improvement of plants’ efficiency (euro 161 million); (ii) environmental protection, safety and environmental regulation (euro 30 million); (iii) maintenance and savings (euro 28 million); and (iv) upkeeping of plants (euro 26 million).

Contents

Performance of the year

› In 2014, the injury frequency rate registered a 7.7% increase due to a higher index for contractors (up 12.7%), partially offset by a lower injury frequency rate for employees (down 4.9%).
› GHG emissions and water withdrawals decreased respectively by 7.8% and 27.7%, due to the termination of a number of onshore projects.
› In 2014, adjusted net profit of the Engineering & Construction segment amounted to euro 309 million (up by euro 562 million from the adjusted net loss of euro 253 million reported in 2013). This result reflected extraordinary losses incurred in 2013 driven by changed estimates of profitability of certain long-term contracts.
› Orders acquired amounted to euro 17,971 million (euro 10,062 million in 2013), 97% of which relating to the works outside Italy, while orders from Eni companies amounted to 8% of the total.
› Order backlog amounted to euro 22,147 million at December 31, 2014 (euro 17,065 million at December 31, 2013), of which euro 9,035 million to be fulfilled in 2015.
› In 2014, the total expenditure in R&D amounted approximately to euro 12 million, in line with the previous year. 20 patent applications were filed.
› Capital expenditure amounted to euro 694 million (euro 902 million in 2013), mainly regarded the upgrading of the drilling and construction fleet.

Strategy

For the Engineering & Construction segment, the 2014 was characterized by the return to profitability, the reduction of net debt and significant results in terms of new orders. The company has a large and diversified order backlog which will express its competitive advantage as that in: ultra deepwater projects, laying of trunk line in extreme conditions, large and complex onshore projects.

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Eni Integrated Annual Report / Operating Review

Activity areas Engineering & Construction Offshore
In 2014, revenues amounted to euro 7,202 million, up by 40% from 2013 due to higher levels of activity in South Central America, Australia and West Africa.
Orders acquired in the year amounted to euro 10,043 million (euro 5,581 million in 2013), mainly related to: (i) an EPCI contract on behalf of Total concerning conversion of the two FPSO units, with an oil capacity of 115,000 bbl/d and a storage capacity of 1.7 mmboe. The two converted FPSO units will be utilized to support the development of Kaombo field, located in Block 32 offshore Angola; (ii) a transportation and installation contract on behalf of BP for the Phase 2 of the Shah Deniz field development, offshore Azerbaijan; and (iii) an EPCI contract on behalf of Pemex, in Mexico, for the development of the Lakach field. The scope of work of the contract involves the engineering, procurement, construction and installation of the system connecting the offshore field with the onshore gas conditioning plant.

In 2014, Saipem continued the development of technologies, thanks to the realization of innovative solutions developed in previous years, particularly in the SURF (Subsea Umbilical Risers and Flowlines) and the area of the pipelines, as well as part of the technologies applied on materials and cross-functional issues. In the field of the laying of pipelines in very deep waters, various technologies have been applied in the relevant commercial projects, such as the Anti-Flooding Tool that prevents the flooding of the pipe during the laying phase and M1 technology to coating the joints. In floaters segment the activities have focused mainly on high-profile technological solutions as the floating liquefaction (FLNG) and Floaters for use in frontier areas.

Engineering & Construction onshore
In 2014, revenues amounted to euro 3,765 million, registering a decrease of 17% from 2013, due to lower levels of activity in the Middle East, Australia and North America partially offset by lower activity in West Africa and South Central America.
Orders acquired during the year amounted to euro 6,354 million (euro 2,193 million in 2013). Among the main orders acquired were: (i) contracts on behalf of Saudi Aramco relating to the Integrated Gasification Combined Cycle project (Jazan) as a part of the activities related to the construction of the largest power plant in the world to be located near the namesake city of Jizan. Furthermore, Saudi Aramco awarded to Saipem an EPC contract for the Loops 4 & 5 of the Shedgum-Yanbu’ Gas Pipeline; (ii) a contract on behalf of Saudi Aramco relating to the expansion of the onshore production centers at the Khurais, Mazajili and Abu Jifan fields in Saudi Arabia. The construction of new facilities will allow to process additional 500,000 barrels per day from the above mentioned fields; and (iii) a contract in the Caspian Region regarding engineering, fabrication and pre-commissioning activities, as well as the load-out of pipe racks.
In onshore business, the research and development activity involved technology on proprietary process and new solutions in order to improve the quality profile of the project proposals to customers, mainly with regard to energy efficiency and environmental impact, in particular, relating to development process, continued improvements in performance and environmental compatibility of proprietary technology Snamprogetti™ Urea have been registered. Moreover, in the field of energy efficiency, studies on the production of hydroelectric power in petrochemical plants or for the production of fertilizers have been successfully completed.

Offshore drilling
In 2014, revenues amounted to euro 1,192 million, barely unchanged from 2013. This was mainly attributable to the increased operations of the semi-submersible rigs Scarabeo 5 and Scarabeo 6, which underwent upgrade works in 2013, whose effects were partially offset by lower levels of activity performed by semi-submersible rigs Scarabeo 7, due to upkeeping works performed.
Orders acquired in the year amounted to euro 722 million (euro 1,401 million in 2013), mainly related to: (i) a contract for the lease of the semi-submersible rig Scarabeo 7, for the drilling of twelve wells, to be carried out by the first quarter of 2017, for Eni Muara Bakau BV in Indonesia; (ii) a one-year extension of the contract on behalf of Saudi Aramco for the lease of the jack-up Perro Negro 7, for operations in Saudi Arabia; and (iii) a two-year extension of the contract on behalf of NDC (National Drilling Co) for the lease of the jack-up Perro Negro 2 for operations in the Persian Gulf starting in January 2015.
During the year the company prosecuted in the development of new techniques and rigs for drilling activities in frontier areas such as Artic Sea.

Onshore drilling
In 2014, revenues amounted to euro 714 million, barely unchanged from 2013. Lower levels of activities in South America and Algeria were almost completely absorbed by higher levels of activities in Saudi Arabia. Orders acquired in the year amounted to euro 852 million (euro 887 million in 2013), mainly related to: (i) for various clients in Latin America (mainly in Venezuela and Peru), new contracts for the lease of rigs; and (ii) a one-year extension of the charter for operations in Saudi Arabia, on behalf of Saudi Aramco, for three rigs already operating in the country plus the award of a five-year contract for a further three rigs.

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Orders acquired	(euro million)	2012	2013	2014	Change	% Ch.
	13,391	10,062	17,971	7,909	78.6
Engineering & Construction Offshore	7,477	5,581	10,043	4,462	79.9
Engineering & Construction Onshore	3,972	2,193	6,354	4,161	..
Offshore drilling	1,025	1,401	722	(679)	(48.5)
Onshore drilling	917	887	852	(35)	(3.9)
of which:
- Eni	631	1,514	1,434	(80)	(5.3)
- Third parties	12,760	8,548	16,537	7,989	93.5
of which:
- Italy	485	547	529	(18)	(3.3)
- Outside Italy	12,906	9,515	17,442	7,927	83.3

Order backlog	(euro million)	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Change	% Ch.
	19,739	17,065	22,147	5,082	29.8
Engineering & Construction Offshore	8,721	8,320	11,161	2,841	34.1
Engineering & Construction Onshore	6,701	4,114	6,703	2,589	62.9
Offshore drilling	3,238	3,390	2,920	(470)	(13.9)
Onshore drilling	1,079	1,241	1,363	122	9.8
of which:
- Eni	2,526	2,261	2,458	197	8.7
- Third parties	17,213	14,804	19,689	4,885	33.0
of which:
- Italy	1,719	784	689	(95)	(12.1)
- Outside Italy	18,020	16,281	21,458	5,177	31.8

Capital expenditure

Capital expenditure of the Engineering & Construction segment amounted to euro 694 million, mainly related to: (i) in the Engineering & Construction Offshore business unit, the, continuation of the construction activity for a realization of a new base in Brazil, as well as maintenance and upgrading of already existing assets; (ii) in the Engineering & Construction Onshore business unit, the acquisition of equipment and	maintenance of existing assets facilities; (iii) in the Offshore Drilling business unit, maintenance of drilling rig Perro Negro 7 and semi-submersible platform Scarabeo 7, as well as maintenance and upgrading of exiting assets; and (iv) in the Onshore Drilling business unit, the preparation work for two new rigs in Saudi Arabia and upgrading of the asset base.

Capital expenditure	(euro million)	2012	2013	2014	Change	% Ch.
Engineering & Construction Offshore	505	373	249	(124)	(33.2)
Engineering & Construction Onshore	66	116	48	(68)	(58.6)
Offshore drilling	281	172	179	7	4.1
Onshore drilling	120	210	198	(12)	(5.7)
Other expenditure	39	31	20	(11)	(35.5)
	1,011	902	694	(208)	(23.1)

Contents

In 2014, the Group faced strong headwinds in any of its reference markets. Oil and gas realizations in dollar terms declined due to lower a Brent price, down by 9% from 2013, and lower gas benchmarks. Eni’s refining margins (Standard Eni Refining Margin - SERM) that gauge the profitability of Eni’s refineries were up by 32.1% from the particularly depressed level of 2013, due to a fall in the cost of crude oil feedstock. However, the European refining business continued to be affected by structural headwinds from lower demand, overcapacity and increasing competitive pressure from streams of cheaper refined products imported from Russia, Asia and the United States. The European gas market was adversely affected by weak demand, competitive pressures and oversupply. Price competition was tough taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe reported a decrease of 22.7% from 2013. Electricity sales reported negative margins due to oversupply and increasing competition from more competitive sources (photovoltaic and coal-fired plants).

2014 results

In 2014, net profit attributable to Eni’s shareholders was 1,291 million, a decline of euro 3,869 million from 2013, or 75%; operating profit of euro 7,917 million was down by 10.9%.
Business performance was adversely impacted by lower oil prices which decreased revenues in the Exploration & Production segment. The mid-downstream business segments reported cumulatively an improved performance of euro 1.2 billion reflecting gas contract renegotiations, cost efficiencies, as well as optimization and restructuring initiatives, in spite of an unfavorable trading environment. Furthermore, results were affected by a euro 221 million loss on the fair-valued interests in Galp and Snam which underlay two convertible bonds.
In addition to these business trends, 2014 net profit was

impacted by net charges of euro 2,416 million due to the alignment of crude oil and product inventories to current market prices, asset impairments driven by a lower price environment in the near to medium term impacting the recoverable amounts of oil&gas properties and of rigs and construction vessels in Saipem, as well as the write-off of deferred tax assets of Italian subsidiaries (euro 976 million) due to the projections of lower future taxable profit (euro 500 million) and the write-off for euro 476 million of deferred tax assets accrued in connection with an Italian windfall tax of 6.5 percentage points which adds to the Italian statutory tax rate of 27.5%. This windfall tax, the so-called Robin Tax, was ruled to be illegitimate by an Italian Court on February 11, 2015. It was the first time that a sentence stated the illegitimacy of a tax rule prospectively, denying any reimbursement right. As a result of the abrogation, deferred tax assets of Italian subsidiaries were recalculated with the lower statutory tax rate of 27.5% instead of 33%, with the difference being written off. The effect was considered to be an adjusting event of 2014 results, on the basis of the best review of the matter currently available, considering the recent pronouncement of the sentence. These effects were partly offset by the recognition of a tax gain of euro 824 million due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA (the so-called Libyan tax) since 2009.
In 2013, significant disposal gains were recognized due to the divestment of a 20% stake in the Mozambique discovery (euro 2,994 million) and the fair-value evaluation of Eni’s interest in Artic Russia (euro 1,682 million), partly offset by extraordinary charges and inventory holding losses for euro 4 billion (post-tax). These transactions affected the year-on-year comparison of reported net profit.

In 2014, adjusted net profit attributable to Eni’s shareholders of euro 3,707 million decreased by 16.3% and excludes an inventory holding loss of euro 1,008 million and special charges of euro 1,408 million, net of tax, with a positive adjustment of euro 2,416 million.

2012	(euro million)	2013	2014	Change	% Ch.
4,200	Net profit attributable to Eni's shareholders - continuing operations	5,160	1,291	(3,869)	(75.0)
(23)	Exclusion of inventory holding (gains) losses	438	1,008
2,953	Exclusion of special items	(1,168)	1,408
7,130	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	4,430	3,707	(723)	(16.3)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

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Eni Integrated Annual Report / Financial review

Special charges of euro 2,197 million were excluded from the adjusted operating profit in the full year 2014. These amounts mainly related to impairments of: (i) oil&gas properties mainly driven by the impact of a lower oil price environment in the near-to-medium term (euro 692 million); (ii) rigs and construction vessels of Saipem reflecting expected reduced utilization rates driven by the outlook of low crude oil prices; (iii) the retail networks in the Czech Republic and Slovakia to align their book value to the expected sale price, net of a write-up of Eni’s interest in the refining joint venture that currently supplies the divested networks; and (iv) investments made for compliance and stay-in-business purposes which were completely written-off as they related to certain Cash Generating Units that were impaired in previous reporting periods and confirmed to lack any prospect of profitability (euro 196 million).
Other special charges related to: (i) the effects of fair-value evaluation of certain commodity derivatives contracts not meeting the formal criteria to be accounted as hedges under IFRS (gain of euro 16 million); (ii) environmental provisions and provisions	for redundancy incentives (euro 188 million); and (iii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (losses of euro 229 million).

Non-operating special items of 2014 excluded from the adjusted results mainly comprised the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem future exposure on acquired contracts for the part yet to be executed (euro 468 million). Special items on income taxes related to tax effects of special gains/charges, the write-off of deferred tax assets of Italian subsidiaries which were assessed to be no more recoverable due to the projections of lower future taxable profit (euro 500 million) and due to the above mentioned prospective abrogation of an Italian windfall tax (euro 476 million) whose effects were partly offset by tax gain relating to the Libyan tax (euro 824 million).

The breakdown of adjusted net profit by segment is shown in the table below:

2012	(euro million)	2013	2014	Change	% Ch.
7,426	Exploration & Production	5,950	4,423	(1,527)	(25.7)
479	Gas & Power	(253)	190	443	..
(181)	Refining & Marketing	(232)	(147)	85	36.6
(395)	Versalis	(338)	(277)	61	18.0
1,111	Engineering & Construction	(253)	309	562	..
(247)	Other activities	(205)	(200)	5	2.4
(977)	Corporate and financial companies	(484)	(651)	(167)	(34.5)
661	Impact of unrealized intragroup profit elimination (a)	39	152	113
7,877	Adjusted net profit - continuing operations	4,224	3,799	(425)	(10.1)
	of which attributable to:
747	- non-controlling interest	(206)	92	298	..
7,130	- Eni's shareholders	4,430	3,707	(723)	(16.3)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end period.

Results by business segment

The decrease in the Group’s adjusted net profit reported in the fourth quarter of 2014 reflected lower adjusted operating results recorded by the Exploration & Production segment due to falling Brent prices, partly offset by significant improvements were reported by the Gas & Power segment due to a restored competitiveness following the renegotiation of the long-term gas supply portfolio, by the Refining & Marketing segment and Saipem, which in 2013 incurred exceptional project losses.

Exploration & Production
The Exploration & Production segment reported a 21.1% decrease in adjusted operating profit to euro 11,551 million. This result reflected reduced oil and gas realizations in dollar terms (down 8.9% on average) higher depreciation charges taken in connection with the start-up of new fields mainly in the second half of 2013, achieving full ramp-up in the course of 2014. Adjusted net profit of euro 4,423 million decreased by 25.7% due to a reduced operating performance. The adjusted tax rate increased by approximately 2 percentage points in the year due to a larger share of taxable profit reported in Countries with higher taxations.

Gas & Power
The Gas & Power segment reported an adjusted operating profit of euro 310 million reversing an adjusted operating loss of euro 638 million in 2013. The 2014 results were driven by better competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods, which was larger than in the full year 2013. The result also reflected a positive contribution of international

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Eni Integrated Annual Report / Financial review

LNG sales. These positives were partially offset by a continued decline in sale prices of gas and electricity, driven by weak demand and continuing competitive pressure, exacerbated by oversupply and market liquidity, as well as a different tariff regime for supplying gas to the residential regulated market.

Adjusted net profit of 2014 amounted to euro 190 million, up by euro 443 million reported in 2013. This reflected better operating performance, partially offset by lower results from equity-accounted entities.

Refining & Marketing
The Refining & Marketing segment reported half-sized operating losses at euro 208 million compared to 2013, in spite of continuing industry headwinds on the back of weak demand and overcapacity. The improvement was driven by improved refining margins compared with the particularly depressed scenario of 2013 following a fall in oil prices, and restructuring initiatives, including the start of the green refinery project in Venice, and cost efficiencies, particularly with respect to energy and overhead costs. Marketing results were sustained by a decline of oil prices despite weak demand and rising competitive pressure. The adjusted net loss for the full year was euro 147 million, down by euro 85 million from the previous reporting period.

Versalis
Versalis reported an adjusted operating loss of euro 346 million, a decrease of euro 40 million, or 10.4% from 2013. The loss matured against the backdrop of an unfavorable trading environment which reflected continued weakness in commodity demand and increasing competition from non-EU producers. These trends were partly offset by efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres green chemical project and the shut-down of certain unprofitable production units, as well as lower oil-based feedstock prices in the last part of 2014. Adjusted net loss of euro 277 million decreased by euro 61 million from 2013.

Engineering & Construction
The Engineering & Construction segment reported an adjusted operating profit of euro 479 million, up by euro 578 million from 2013 reflecting extraordinary losses incurred in 2013 driven by changed estimates at long-term contracts. Adjusted net profit increased by euro 562 million to euro 309 million.

Capital expenditure

2012	(euro million)	2013	2014	Change	% Ch.
10,307	Exploration & Production:	10,475	10,524	49	0.5
43	- acquisition of proved and unproved properties	109
1,850	- exploration	1,669	1,398
8,304	- development	8,580	9,021
110	- other expenditure	117	105
213	Gas & Power:	229	172	(57)	(24.9)
200	- marketing	206	164
13	- international transport	23	8
898	Refining & Marketing:	672	537	(135)	(20.1)
675	- refining, supply and logistics	497	362
223	- marketing	175	175
172	Versalis	314	282	(32)	(10.2)
1,011	Engineering & Construction	902	694	(208)	(23.1)
14	Other activities	21	30	9	42.9
152	Corporate and financial companies	190	83	(107)	(56.3)
38	Impact of unrealized intragroup profit elimination	(3)	(82)	(79)
12,805	Capital expenditure - continuing operations	12,800	12,240	(560)	(4.4)
756	Capital expenditure - discontinued operations
13,561	Capital expenditure	12,800	12,240	(560)	(4.4)

In 2014, capital expenditure amounted to euro 12,240 million (euro 12,800 million in 2013) relating mainly to:
- development activities deployed mainly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Kazakhstan,	Indonesia and exploratory activities of which 98% was spent outside Italy, primarily in Libya, Mozambique, the United States, Angola, Nigeria, Indonesia, Cyprus, Norway and Gabon;

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- upgrading of the fleet used in the Engineering & Construction segment (euro 694 million);
- refining, supply and logistics in Italy and outside Italy (euro 362 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 175 million); and
- initiatives to improve flexibility of the combined cycle power plants (euro 98 million).

Sources and uses of cash

The Company’s cash requirements for capital expenditures, buy-back program, dividends to shareholders, and working capital were financed by a combination of funds generated from operations, borrowings and divestments.
In 2014, net cash provided by operating activities amounted to euro 15,110 million, as it was supported by a reduction of working capital in E&P, G&P mainly due to a reduction in cash advances related to the take-or-pay clause in gas long-term supply contracts, as well as in Saipem. Proceeds from disposals were euro 3,684 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million), an 8% interest in Galp Energia (euro 824 million), Eni’s interest in the EnBW joint venture in Germany, as well as the divestment of Eni’s stake in the South Stream project. These cash inflows funded cash outlays relating to capital expenditure totaling euro 12,240 million and dividend payments, share repurchases and other changes amounting to euro 4,434 million (including euro 2,020 million related to the 2014 interim dividend paid to Eni’s shareholders and euro 380 million of share repurchases), reducing the Group’s net debt from December 31, 2013 by euro 1,278 million. Net cash provided by operating activities was negatively affected by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 961 million from December 31, 2013).

Profit and loss account

2012	(euro million)	2013	2014	Change	% Ch.
127,109	Net sales from operations	114,697	109,847	(4,850)	(4.2)
1,548	Other income and revenues	1,387	1,101	(286)	(20.6)
(99,674)	Operating expenses	(95,304)	(91,677)	3,627	3.8
(158)	Other operating income (expense)	(71)	145	216	304.2
(13,617)	Depreciation, depletion, amortization and impairments	(11,821)	(11,499)	322	2.7
15,208	Operating profit	8,888	7,917	(971)	(10.9)
(1,371)	Finance income (expense)	(1,009)	(1,065)	(56)	(5.6)
2,789	Net income from investments	6,085	490	(5,595)	(91.9)
16,626	Profit before income taxes	13,964	7,342	(6,622)	(47.4)
(11,679)	Income taxes	(9,005)	(6,492)	2,513	27.9
70.2	Tax rate (%)	64.5	88.4	23.9
4,947	Net profit - continuing operations	4,959	850	(4,109)	(82.9)
3,732	Net profit - discontinued operations				..
8,679	Net profit	4,959	850	(4,109)	(82.9)
	Attributable to:
7,790	Eni's shareholders:	5,160	1,291	(3,869)	(75.0)
4,200	- continuing operations	5,160	1,291	(3,869)	(75.0)
3,590	- discontinued operations				..
889	Non-controlling interest:	(201)	(441)	(240)	..
747	- continuing operations	(201)	(441)	(240)	..
142	- discontinued operations

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Eni Integrated Annual Report / Financial review

Non-GAAP measures

Reconciliation of reported operating profit and reported
net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.

The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or

(iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

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Eni Integrated Annual Report / Financial review

2014
(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Exclusion of inventory holding (gains) losses		(119)	1,576	170				(167)	1,460
Exclusion of special items:
- asset impairments	692	25	284	96	420		14		1,531
- gains on disposal of assets	(76)		(2)	45	2		3		(28)
- risk provisions	(5)	(42)			25	5	7		(10)
- environmental charges			111	27			41		179
- provision for redundancy incentives	24	11	(6)		5	(22)	(3)		9
- re-measurement gains/losses on commodity derivatives	(28)	(43)	42	4	9				(16)
- exchange rate differences and derivatives	6	228	(9)	4					229
- other	172	64	25	12		(2)	32		303
Special items of operating profit	785	243	445	188	461	(19)	94		2,197
Adjusted operating profit	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574
Net finance (expense) income (a)	(287)	7	(9)	(3)	(6)	(542)	(22)		(862)
Net income from investments (a)	323	49	67	(3)	21	(156)			301
Income taxes (a)	(7,164)	(176)	3	75	(185)	312		(79)	(7,214)
Tax rate (%)	61.8	48.1	..		37.4				65.5
Adjusted net profit	4,423	190	(147)	(277)	309	(651)	(200)	152	3,799
of which attributable to:
- non-controlling interest									92
- Eni's shareholders									3,707
Net profit attributable to Eni's shareholders									1,291
Exclusion of inventory holding (gains) losses									1,008
Exclusion of special items									1,408
Adjusted net profit attributable to Eni's shareholders									3,707

(a) Excluding special items.

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2013
(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(399)	(337)	38	8,888
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items:
- asset impairments	19	1,685	633	44			19		2,400
- gains on disposal of assets	(283)	1	(9)		107		(3)		(187)
- risk provisions	7	292		4			31		334
- environmental charges		(1)	93	61			52		205
- provision for redundancy incentives	52	10	91	23	2	72	20		270
- re-measurement gains/losses on commodity derivatives	(2)	314	5	(1)	(1)				315
- exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
- other	(16)	23	3		(109)	(5)	8		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	67	127		3,046
Adjusted operating profit	14,643	(638)	(457)	(386)	(99)	(332)	(210)	129	12,650
Net finance (expense) income (a)	(264)	14	(6)	(2)	(5)	(571)	4		(830)
Net income from investments (a)	367	70	56		2	290	1		786
Income taxes (a)	(8,796)	301	175	50	(151)	129		(90)	(8,382)
Tax rate (%)	59.7	..	..		..				66.5
Adjusted net profit	5,950	(253)	(232)	(338)	(253)	(484)	(205)	39	4,224
of which attributable to:
- non-controlling interest									(206)
- Eni's shareholders									4,430
Net profit attributable to Eni's shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,168)
Adjusted net profit attributable to Eni's shareholders									4,430

(a) Excluding special items.

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2012	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	18,470	(3,125)	(1,264)	(681)	1,453	(341)	1,679	(300)	208	16,099	(1,679)	788	(891)	15,208
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
- asset impairments	550	2,443	846	112	25			2		3,978				3,978
- gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- re-measurement gains/losses on commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(52)	(8)	(11)						(80)				(80)
- other	54	138	53					26		271				271
Special items of operating profit	67	3,360	1,004	135	32	16	51	78		4,743	(51)		(51)	4,692
Adjusted operating profit	18,537	398	(289)	(483)	1,485	(325)	1,730	(222)	(6)	20,825	(1,730)	788	(942)	19,883
Net finance (expense) income (b)	(264)	11	(14)	(3)	(7)	(867)	(54)	(24)		(1,222)	54		54	(1,168)
Net income (expense) from investments (b)	436	233	43	2	46	99	38	(1)		896	(38)		(38)	858
Income taxes (b)	(11,283)	(163)	79	89	(413)	116	(712)		2	(12,285)	712	(123)	589	(11,696)
Tax rate (%)	60.3	25.4	..		27.1		41.5			59.9				59.8
Adjusted net profit	7,426	479	(181)	(395)	1,111	(977)	1,002	(247)	(4)	8,214	(1,002)	665	(337)	7,877
of which attributable to:
- non-controlling interest										889			(142)	747
- Eni's shareholders										7,325			(195)	7,130
Net profit attributable to Eni's shareholders										7,790			(3,590)	(4,200)
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953
Adjusted net profit attributable to Eni's shareholders										7,325			(195)	7,130

(a) Following the divestment plan, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

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Breakdown special items

2012	(euro million)	2013	2014
4,743	Special items of operating profit:	3,046	2,197
3,978	- assets impairments	2,400	1,531
(570)	- gains on disposal of assets	(187)	(28)
945	- risk provisions	334	(10)
134	- environmental charges	205	179
66	- provision for redundancy incentives	270	9
(1)	- commodity derivatives	315	(16)
(80)	- exchange rate differences and derivatives	(195)	229
271	- other	(96)	303
203	Net finance (income) expense	179	203
	of which:
80	- exchange rate differences and derivatives	195	(229)
(5,373)	Net income from investments	(5,299)	(189)
	of which:
(2,354)	- gains on disposal of assets	(3,599)	(159)
	of which:
	of which:divestment of the 28.57% of Eni’s interest in Eni East Africa	(3,359)
(311)	of which:Galp	(98)	(96)
(2,019)	of which:Snam	(75)
	of which:South Stream		(54)
(3,151)	- gains on investment revaluation	(1,682)
	of which:
(1,700)	of which:Galp
(1,451)	of which:Snam
	of which:Artic Russia	(1,682)
191	impairments of equity investments	11	(38)
(15)	Income taxes	901	(270)
	of which:
803	- impairment of deferred tax assets of Italian subsidiaries	954	976
	- other tax profit		(824)
	- deferred tax adjustment on PSAs	490	69
147	- re-allocation of tax impact on intercompany dividends and other special items	64	(12)
(965)	- taxes on special items of operating profit	(607)	(479)
(442)	Total special items of net profit	(1,173)	1,941
	pertaining to:
	- non-controlling interest	(5)	533
(442)	- Eni's shareholders	(1,168)	1,408

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Summarized Group Balance Sheet

The Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful	information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(euro million)	December 31, 2013	December 31, 2014	Change
Fixed assets
Property, plant and equipment	63,763	71,962	8,199
Inventories - Compulsory stock	2,573	1,581	(992)
Intangible assets	3,876	3,645	(231)
Equity-accounted investments and other investments	6,180	5,130	(1,050)
Receivables and securities held for operating purposes	1,339	1,861	522
Net payables related to capital expenditure	(1,255)	(1,971)	(716)
	76,476	82,208	5,732
Net working capital
Inventories	7,939	7,555	(384)
Trade receivables	21,212	19,709	(1,503)
Trade payables	(15,584)	(15,015)	569
Tax payables and provisions for net deferred tax liabilities	(3,062)	(1,865)	1,197
Provisions	(13,120)	(15,898)	(2,778)
Other current assets and liabilities	1,274	222	(1,052)
	(1,341)	(5,292)	(3,951)
Provisions for employee post-retirement benefits	(1,279)	(1,313)	(34)
Assets held for sale including related liabilities	2,156	291	(1,865)
CAPITAL EMPLOYED, NET	76,012	75,894	(118)
Eni shareholders' equity	58,210	59,754	1,544
Non-controlling interest	2,839	2,455	(384)
Shareholders’ equity	61,049	62,209	1,160
Net borrowings	14,963	13,685	(1,278)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	76,012	75,894	(118)

The summarized group balance sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 5,145 million, euro 137 million and euro 5,008 million respectively following translation of the financial statements of US-denominated subsidiaries reflecting a 12% appreciation of the US dollar (1 EUR = 1.214 USD at December 31, 2014 compared to 1.379 at December 31, 2013).

Fixed assets amounted to euro 82,208 million, representing an increase of euro 5,732 million from December 31, 2013. The increase was attributable to favorable currency movements, capital expenditure (euro 12,240 million), upward revisions of the previous decommissioning provisions in the Exploration & Production segment mainly combine with a benign interest rate environment allowing an increase of euro 2,112 million. These increases were partly offset by the depreciation, depletion, amortization and impairment charges (euro 11,499 million), the reduction in the line item "Equity-accounted investments and other investments" (down by euro 1,051 million) due to the divestment of Eni’s interest in Galp and the fair value evaluation of the residual interest, the sale of other interests (South Stream and EnBw), as well as the decrease in the compulsory inventories reflecting lower commodity prices (euro 992 million).

Net working capital (negative euro 5,292 million) reported a decrease of euro 3,951 million. This reflected lower "other current assets, net" (down by euro 1,052 million) following the reduction of net receivables vs. joint venture partners in the Exploration & Production segment, and decreased deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume makeup in the year as a result of contract renegotiations. Also lower inventories of crude oil and products (down by euro 384 million) were recorded due to the alignment to current prices. The balance of trade receivables and trade payables declined by euro 934 million mainly in the Exploration & Production segment. Finally, lower tax payables and provisions for deferred taxes were recorded due to the recognition of the

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above mentioned tax gain on Libyan tax by the parent company Eni SpA, net of the amount already collected in the fourth quarter, and as taxes paid were larger than those accrued in the full year due to a lowered taxable profit. These were partly offset by the write-off of deferred tax assets of Italian subsidiaries for euro 976 million.

Shareholders’ equity including non-controlling interest was euro 62,209 million, representing an increase of euro 1,160 million from December 31, 2013. This was due to comprehensive income for the year (euro 5,598 million) as a result of net profit

(euro 850 million), positive foreign currency effects (euro 5,008 million), net of negative changes in the cash flow hedge reserve (euro 167 million), and of the reversal of the fair-value reserve recorded in equity on Galp interest due to the divestment. This addition to equity was partly offset by dividend payments to Eni’s shareholders and other changes of euro 4,438 million (dividend to Eni’s shareholders of euro 4,006 million, of which euro 2,020 million related to the interim dividend for fiscal year 2014, share repurchases amounting to euro 380 million and dividends paid to non-controlling interest).

NET BORROWINGS AND LEVERAGE
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.
Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	December 31, 2013	December 31, 2014	Change
Total debt:	25,560	25,891	331
- Short-term debt	4,685	6,575	1,890
- Long-term debt	20,875	19,316	(1,559)
Cash and cash equivalents	(5,431)	(6,614)	(1,183)
Securities held for non-operating purposes	(5,037)	(5,037)
Financing receivables for non-operating purposes	(129)	(555)	(426)
Net borrowings	14,963	13,685	(1,278)
Shareholders' equity including non-controlling interest	61,049	62,209	1,160
Leverage	0.25	0.22	(0.03)

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Summarized Group Cash Flow Statement and Change in net borrowings

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash	equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

2012	(euro million)	2013	2014	Change
4,947	Net profit - continuing operations	4,959	850	(4,109)
	Adjustments to reconcile net profit to net cash provided by operating activities:
11,501	- depreciation, depletion and amortization and other non-monetary items	9,723	12,131	2,408
(875)	- net gains on disposal of assets	(3,770)	(95)	3,675
11,962	- dividends, interests, taxes and other changes	9,174	6,655	(2,519)
(3,281)	Changes in working capital related to operations	456	2,668	2,212
(11,702)	Dividends received, taxes paid, interest (paid) received during the period	(9,516)	(7,099)	2,417
12,552	Net cash provided by operating activities - continuing operations	11,026	15,110	4,084
15	Net cash provided by operating activities - discontinued operations
12,567	Net cash provided by operating activities	11,026	15,110	4,084
(12,805)	Capital expenditure - continuing operations	(12,800)	(12,240)	560
(756)	Capital expenditure - discontinued operations
(13,561)	Capital expenditure	(12,800)	(12,240)	560
(569)	Investments and purchase of consolidated subsidiaries and businesses	(317)	(408)	(91)
6,025	Disposals	6,360	3,684	(2,676)
(193)	Other cash flow related to capital expenditure, investments and disposals	(243)	435	678
4,269	Free cash flow	4,026	6,581	2,555
(79)	Borrowings (repayment) of debt related to financing activities	(3,981)	(414)	3,567
5,814	Changes in short and long-term financial debt	1,715	(628)	(2,343)
(3,743)	Dividends paid and changes in non-controlling interests and reserves	(4,225)	(4,434)	(209)
(16)	Effect of changes in consolidation and exchange differences	(40)	78	118
6,245	NET CASH FLOW	(2,505)	1,183	3,688

Change in net borrowings

2012	(euro million)	2013	2014	Change
4,269	Free cash flow	4,026	6,581	2,555
(2)	Net borrowings of acquired companies	(21)	(19)	2
12,446	Net borrowings of divested companies	(23)		23
(345)	Exchange differences on net borrowings and other changes	349	(850)	(1,199)
(3,743)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,434)	(209)
12,625	CHANGE IN NET BORROWINGS	106	1,278	1,172

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Risk factors and uncertainties

The risks described below may have a material adverse effect on our operational and financial performance. We invite our investors to consider these risks carefully.

Our operating results and cash flow and future rate of growth are exposed to the effects of fluctuating prices of crude oil, natural gas, oil products and chemicals.
Prices of oil and natural gas have a history of volatility due to many factors that are beyond Eni’s control. These factors include among other things:
(i) global and regional dynamics of oil and gas supply and demand. The price of crude oil dropped significantly in the last part of 2014 with oil prices falling from the level of approximately $110 a barrel by mid-year down to below the $50 mark. This decline was driven by surging crude oil output mainly in non-OPEC countries, like the United States, Russia, Brazil and Canada, in the face of a continuing slowdown in global demand. Eni believes that global oil demand will grow at a moderate pace in the short to medium term due to sluggish economic activity in Europe and other macroeconomic uncertainties, and more efficient use of fuels and energy in OECD countries whereas crude oil production is forecast to grow at a higher pace than demand. We currently forecast $55 a barrel for the full year 2015 which is lower than the average level achieved in 2014 of approximately $100 a barrel;
(ii) global political developments, including sanctions imposed on certain producing countries and conflict situations;
(iii) global economic and financial market conditions;
(iv) the influence of the Organization of the Petroleum Exporting Countries ("OPEC") over world supply and therefore oil prices;
(v) prices and availability of alternative sources of energy (e.g. nuclear, coal and renewables);
(vi) weather conditions;
(vii) operational issues;
(viii) governmental regulations and actions;
(ix) success in development and deployment of new technologies for the recovery of crude oil and natural gas reserves and technological advances affecting energy consumption; and
(x) the effect of worldwide energy conservation and environmental protection efforts.

All these factors can affect the global balance between demand and supply for oil and prices of oil. Price fluctuations may have a material effect on the Group’s results of operations and cash flow. Generally speaking, lower oil prices from one year to another reduce the Group consolidated results of operations and cash flow and vice versa.
The effect of changes in oil prices on Eni’s average realization for produced oil and therefore its revenues in the Exploration & Production segment is immediate. We estimate that our consolidated net profit and cash flow vary by approximately euro 0.15 billion for each one-dollar change in the price of the Brent crude oil benchmark with respect to our pricing scenario for the year 2015. In addition to the adverse effect on revenues, profitability and cash flow, lower oil and gas prices could result in debooking of proved reserves, if they become uneconomic in this type of environment, and asset impairments. Depending on the materiality and rapidity of a decrease in crude oil prices, we may also need to review investment decisions and the viability of development projects.
Lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flows and hence the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition they may reduce returns at development projects either planned or being implemented forcing the Company to reschedule, postpone or cancel development projects. Finally, lower oil prices over prolonged periods may trigger a review of the future recoverability of the Company’s carrying amounts of oil and gas properties, resulting in the recognition of significant impairment charges, and may impact shareholders returns, including dividends and share buybacks, or share price.
Eni estimates that movements in oil prices impact approximately 50% of Eni’s current production. A further 35% of Eni’s current production which derives from production sharing contracts is unaffected by crude oil price movements which instead impact the Company’s volume entitlements (see disclosure below). Finally, Eni estimates that exposure to changes in crude oil prices of approximately 5-10% of Eni’s production is offset by equivalent and contrary movements in the procurement costs of gas in Eni’s long-term supply contracts which index the cost of gas to crude oil prices, reflecting Eni’s decision late in 2013 to fully exploit the benefits of the natural hedging occurring between Eni’s Exploration & Production and Gas & Power segments. In previous reporting periods Eni entered into commodity derivatives to protect margins on gas sales in Eni’s Gas & Power business from exposure to crude oil changes and late in 2013 Eni discontinued this policy with a view to exploiting the natural hedge provided by Eni’s production of crude oil. This development influenced Eni’s results of operations in 2014 and will affect the Group’s consolidated results going forward.
However, high oil and gas prices can adversely impact the demand for our products and consequently our profitability,

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especially in the Refining & Marketing business.
Furthermore, a high price scenario may imply increase of costs and taxes and may negatively impact the share of production and reserve to which Eni is entitled under some Production Sharing Agreements (PSAs) (See the specific risks of the Exploration & Production segment below).
In gas markets, price volatility reflected the dynamics of demand and supply for natural gas. In 2014, gas demand in Europe dropped on average by approximately 12% in the 28-EU countries compared to the previous year driven by exceptionally mild weather conditions in the first part of the year and competition from coal and a growing share of electricity generation from renewables. Despite falling demand, gas supply has continued to increase due to a number of factors, mainly increased availability of liquefied natural gas ("LNG") on global scale, take-or-pay obligations provided by long-term supply contracts held by European gas wholesalers and the other trends described in the specific risk-factors section of our Gas & Power business below. The increased liquidity of European hubs put significant downward pressure on spot prices. We expect those trends to continue in the foreseeable future due to a weak outlook for gas demand and continued oversupplies. In case we fail to renegotiate our long-term gas supply contract in order to make our gas competitive as market conditions evolve, our profitability and cash flow in the Gas & Power segment would be significantly impacted by current downward trends in gas prices.
The Refining & Marketing segment is substantially affected by changes in European refining margins, which reflect changes in prices of crude oil and refined products. The prices of refined products depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather conditions. Furthermore, Eni’s realized margins are also affected by price differentials between heavy crudes versus light ones, taking into account the ability of Eni’s refineries to process complex crudes. This may represent a cost advantage for Eni when light-heavy differential widens. Finally, it is worth noting that the impact of changes in crude oil prices on Eni’s refining businesses depends on the speed at which the prices of refined products adjust to reflect movements in oil prices, as a time lag exists between movements in oil prices and in prices of finished products. Generally speaking, when oil prices decline, depending also on the rapidity and materiality of the decline, our refining margins improve on the short-term, and vice versa. However, we believe that in the current depressed environment for refining margins, lower costs of the crude oil feedstock could represent only a temporary boost to our refining margins due to the structural headwinds existing in the European industry. Those headwinds include excess capacity and the competitive pressure from oil products having a cheaper cost structure than ours. See "Competition" below.
Also our chemical segment is subject to fluctuations in supply and demand for petrochemical products and movements in crude oil prices, to which costs of feedstock are indexed, with a consequent effect on prices and profitability. Similarly to our Refining & Marketing segment, our chemicals segment has been negatively impacted by structural headwinds tied to excess capacity, weak commodity demand in Europe and	the competition from cheaper products coming from Asia and the United States. See "Competition below". Based on these negative trends, we believe that any improvement in the oil-linked costs of the petrochemical feedstock will represent only a temporary boost to our margins of petrochemical products.

Competition
There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets.
Eni faces strong competition in each of its business segments.
In the current uncertain financial and economic environment, Eni expects that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy, as well as in the market dynamics. This is likely to increase competition in all of Eni’s businesses, which may impact costs and margins. Competition affects license costs and product prices, with a consequent effect on our margins and our market shares. Eni’s ability to remain competitive requires continuous focus on technological innovation, reducing unit costs and improving efficiency. It is also depends on our ability to get an access to new investment opportunities, both in Europe and worldwide.
• In the Exploration & Production segment, Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to industry-wide cost increases to a greater extent compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, as a result of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flows may be adversely affected.
• In the Gas & Power segment, Eni faces strong competition from gas and energy players to sell gas to the industrial segment, the thermoelectric sector and the retail customers both in the Italian market and in markets across Europe. Competition has been fuelled by ongoing weak trends in demand due to the downturn and macroeconomic uncertainties, oversupplies which have been supported by large availability of liquefied natural gas ("LNG") on global scale, and inter-fuel competition due to rising use of coal in firing power plants due to cost advantages and a dramatic growth in the adoption of renewable sources of energy (photovoltaic and solar) which have materially impacted the use of gas in the production of electricity and hence sales of gas to the thermoelectric industry. The extensive development of shale gas in the United States was another fundamental trend that aggravated the oversupply situation in Europe. The continuing growth in the production of shale

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gas in the United States increased global gas supplies.
These market imbalances in Europe were exacerbated by the fact that throughout the last decade and up to a few years ago the market consensus projected that gas demand in the continent would grow steadily till 2020 and beyond driven by economic growth and increased use of gas in firing power production. European gas wholesalers including Eni committed well in advance to purchasing large amounts of gas under long-term supply contracts with so-called "take-or-pay" clauses from the main producing countries bordering Europe (namely Russia and Algeria) and invested heavily to upgrade existing pipelines and to build new infrastructure along several European routes in order to expand gas import capacity to continental markets. Long-term gas supply contracts with take-or-pay clauses expose gas wholesalers to a volume risk as they are contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price. Due to the trends described above of the prolonged economic downturn and inter-fuel competition, the projected increases in gas demand failed to materialize, resulting in a situation of oversupply and pricing pressure. As demand contracted across Europe, gas supplies built, thus driving the development of very liquid continental hubs to trade spot gas. Spot prices at continental hubs became the main benchmarks to which selling prices are indexed in supplies to large industrial customers and thermoelectric utilities. The profitability of gas operators was negatively impacted by falling sales prices at those hubs, where prices have been pressured by intense competition among gas operators in the face of weak demand, oversupplies and the constraint to dispose of minimum annual volumes of gas to be purchased under long-tem supply contracts. We believe that those headwinds have become structural ones and therefore we do not expect any meaningful improvement in the European gas sector for the foreseeable future. Gas demand will remain weak due to macroeconomic uncertainties and unclear EU policies regarding how to satisfy energy demand in Europe and the energetic mix. Supplies at continental hubs will continue building up also in view of a possible ramp-up of LNG exports from the United States due to steady growth in gas production and ongoing projects to reconvert LNG re-gasification facilities into liquefaction export units and the start of several LNG projects in the Pacific Region and elsewhere.
We believe that these ongoing negative trends may adversely affect the Company’s future results of operations and cash flows, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of gas in accordance to its long-term gas supply contracts with take-or-pay clauses.
• In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants which currently use the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity on the Italian market. Going forward, the Company expects continuing competition due to the projections of weak	economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production in the Italian market. The economics of the gas-fired electricity business have dramatically changed over the last few years due to ongoing competitive trends. Spot prices of electricity in the wholesale market across Europe decreased due to excess supplies driven by the growing production of electricity from renewable sources, which also benefited from governmental subsides, and a recovery in the production of coal-fired electricity generation which was helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal which occurred on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity went into negative territory. Eni believes that the profitability outlook in this business will remain weak in the foreseeable future.
• Our Refining & Marketing business faces strong competition in the marketing of refined products to final customers in the retail and wholesale markets in Italy and in certain countries in Europe where we have an established presence. The economics of this business have progressively deteriorated over the latest years due to structural headwinds in the industry. Refining and distribution margins have been negatively impacted by a combination of drivers, including weak demand for fuels due to the economic downturn particularly in Italy, high crude oil feedstock costs, trends in oil-linked costs of energy and other plant utilities, excess refining capacity across Europe and increasing competition of products streams coming from Russia, the Middle East, East Asia and the United States. This latter trend is particularly worrisome as refiners in those areas can leverage on cost advantages due to plans scale and availability of cheap raw materials. The United States, for example, have become a net exporter of refined products, particularly gasoline and middle distillates, due to the tight oil revolution which has improved the competitiveness of US-based refiners as prices of US crudes are generally lower than the Brent crude to which crude oil purchases of European refiners are mainly indexed. Instead, Eni’s margins of refined products were affected by cost disadvantages due to unfavorable geographic location and lack of scale of Eni’s refineries. Furthermore, narrowing price differentials between the Brent benchmark and heavy crude qualities hit Eni’s profitability of complex cycles which depends upon the availability of cheaper crude qualities than the Brent crude in order to remunerate the higher operating costs of complex plants. This latter trend reflected reduced supplies of heavy crudes in the Mediterranean area, reversing the pattern observed historically whereby heavy crude qualities traded at a discount vs. the Brent benchmark due to their relatively smaller yield of valuable products. These trends negatively affected Eni’s integrated refining and marketing results of operations and cash flows in recent years. This segment reported losses at the operating level and negative cash flows for several consecutive years. In 2014, operating losses amounted to euro 2.23 billion. We believe that these competitive headwinds have become structural trends and looking forward we do not expect any reversal of those

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trends in the foreseeable future, thus negatively impacting the profitability outlook in our Refining & Marketing segment over the foreseeable future.
In the retail marketing of refined products both in Italy and abroad, Eni competes with oil companies and non-oil operators (such as supermarket chains and other commercial operators) to obtain concessions to establish and operate service stations. Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. Eni expects that competitive pressures will continue in the foreseeable future.
• In the Chemical segment, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized segments such as the production of basic petrochemicals products and plastics. Many of those competitors based in the Far East and the Middle East are able to benefit from cost advantages due to scale, favorable environmental regulations, availability of cheap feedstock and proximity to end-markets. Excess capacity and sluggish economic growth in Europe have exacerbated competitive pressures with negative impacts on profitability. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas. The Company expects continuing margin pressures in its petrochemical segment in the foreseeable future as a result of those trends which we believe have become structural headwinds. This segment has reported losses at the operating level and negative cash flows for several consecutive years, driven by the trends in the industry described above. In 2014, operating losses amounted to euro 704 million. Management believes that the profitability outlook in Eni’s Petrochemical segment will remain negative over the foreseeable future due to anticipated weak trends in European demand for petrochemical commodities, strong competitive pressures and overcapacity.
• Competition in the oil field services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction). Lower oil prices could result in lower margins and lower demand for oil services. Failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows in this business. In 2014, the Company’s Engineering & Construction segment returned to profit following the sizeable losses incurred in the previous year. However the level of profitability in 2014 was below management’s own targets and initial guidance as the execution of legacy, low-margin contracts dragged down profitability. Furthermore, there was a slow ramp-up of activities at newly acquired orders due to market uncertainties and a continuing deterioration in the competitive environment. The business outlook remains challenging due to a number of headwinds. These include strong competitive pressures and risks and uncertainties	relating to the acceptance by customers of the works done in the execution of certain legacy contracts which are still in progress. Finally a slowdown in oil prices may force oil companies to revise their capital budget plans and postpone investment decision. This trend may hurt profitability of our oilfield services and engineering segment in the next future years.

Safety, security, environmental and other operational risks
The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, transport of natural gas, storage and distribution of petroleum products, production of base chemicals, plastics and elastomers. By their nature the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results from operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.
In exploration and production, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to property, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation, liquidity, reputation and prospects of the Group.
Eni’s activities in the Refining & Marketing and Chemical segments also entail health, safety and environmental risks related to the overall life cycle of the products manufactured, and to raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impacts such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater), their use, emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.
All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road, gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.

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The Company invests significant resources in order to upgrade the methods and systems for safeguarding the safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies; and to respond to and learn from unexpected incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and distribution networks, and managing its operations in a safe, compliant and reliable manner. Failure to manage these risks could effectively result in unexpected incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other property, all of which could lead to a disruption in operations. Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require decommissioning of productive infrastructure and environmental site remediation.
Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks.
Eni’s insurance subsidiary provides insurance coverage to Eni’s entities, generally up to $1.1 billion in case of offshore incident and $1.5 billion in case of incident at onshore facilities (refineries). In addition, the Company also maintains worldwide third-party liability insurance coverage for all of its subsidiaries. Management believes that its insurance coverage is in line with industry practice and sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster like BP Deepwater Horizon, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster.
The occurrence of the events mentioned above could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage the Group’s reputation.
The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Company.	Risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. A description of the main risks facing the Company’s business in the exploration and production of oil and gas is provided below.

(i) Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks
Eni has material operations relating to the exploration and production of hydrocarbons located offshore. In 2014, approximately 55% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Norway, Italy, Angola, Congo, the Gulf of Mexico, United Kingdom and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. As the Macondo accident in the Gulf of Mexico has shown, the potential impacts of offshore accidents and spills to health, safety, security and the environment can be catastrophic due to the objective difficulties in handling hydrocarbons containment and other factors. Further, offshore operations are subject to marine risks, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property, environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to Eni’s reputation and could have a material adverse effect on Eni’s operations, results, liquidity, reputation and prospects.

(ii) Exploratory drilling efforts may be unsuccessful
Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful as a result of a large variety of factors, including geological play failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents, and shortages or delays in the delivery of equipment. The Company also engages in exploration drilling activities offshore, also in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea). In these locations Eni generally experiences more challenging conditions and incurs higher exploration costs than onshore or in shallow waters. Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to make investments in executing exploration projects, it is likely that Eni will incur significant amounts of dry hole expenses in future years. Some of these activities are high-risk high-reward projects that generally involve sizeable plays located

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in deep and ultra-deep waters or at higher depths where operations are more challenging and costly than in other areas. Furthermore, deep and ultra-deep water operations will require significant time before commercial production of discovered reserves can commence, increasing both the operational and financial risks associated with these activities. The Company plans to conduct exploration projects offshore West Africa (Angola, Nigeria, Congo and Gabon), East Africa (Mozambique, Kenya and South Africa), South-East Asia (Indonesia, Vietnam, Myanmar and other locations), Australia, the Norwegian Barents Sea, the Mediterranean and offshore Gulf of Mexico. In 2014, the Company spent approximately euro 1.40 billion to conduct exploration projects and it plans to spend approximately euro 1.2 billion on average in the next four-year plan on exploration activities. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas which is highly dependent on the rate of success of exploratory program.

(iii) Development projects bear significant operational risks which may adversely affect actual returns
Eni is executing several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally sensitive locations. Eni’s future results of operations and liquidity depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:
• the outcome of negotiations with co-venturers, governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favorable long-term contracts to market gas reserves;
• the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;
• timely issuance of permits and licenses by government agencies;
• the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale, for example by obtaining more favorable contractual terms by suppliers of equipment and services;
• the ability to carefully carry out front-end engineering design so as to prevent the occurrence of technical inconvenience during the execution phase;
• timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; these events may cause cost overruns and delays impacting the time-to-market of the reserves;

• risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
• poor performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) — turn key contractual scheme. Eni believes this kind of risk may be due to lack of contractual flexibility, poor quality of front-end engineering design and commissioning delays;
• changes in operating conditions and cost overruns. In recent years, the industry has been adversely impacted by the growing complexity and scale of projects which drove cost increases and delays, including higher environmental and safety costs. Due to the recent downtrend in crude oil prices, the Company will seek to renegotiate construction contracts, daily rates for rigs and other field services and costs for materials and other productive factors to preserve margins at its development projects. In case it fail to obtaining the planned cost reductions, its profitability in the Exploration & Production segment could be adversely affected;
• the actual performance of the reservoir and natural field decline; and
• the ability and time necessary to build suitable transport infrastructures to export production to final markets.

Events such as the ones described above are due to poor project execution, inadequate front-end engineering design, delays in the achievement of critical events and project milestones, delays in the delivery of production facilities and other equipment by third parties, differences between scheduled and actual timing of the first oil, as well as cost overruns may adversely affect the economic returns of Eni’s development projects. Failure to successfully deliver major projects on time and on budget could negatively impact results of operations, cash flow and the achievement of short-term targets of production growth. Finally, development and marketing of hydrocarbons reserves typically require several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return. In addition, projects executed with partners and co-venturers reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operation control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operation and strategic objectives due to the nature of its relationships.

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For example in the Kashagan offshore field, in the Kazakh section of the Caspian Sea, the latest issue related to the downtime of a pipeline which forced the consortium to shut down production after the start-up. The damaged pipeline needs to the replaced with the consequence of additional costs to the project and the production will resume in late 2016. Finally, in case the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment charges of capitalized costs associated with reduced future cash flows of those projects.

(iv) Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition
Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its Production Sharing Agreements (PSAs) and similar contractual schemes. Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditures. The opposite occurs in case of lower oil prices. Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with national oil companies and other entities owners of known reserves and acquisitions. In a number of reserve-rich countries, national oil companies decide to develop portion of oil and gas reserves that remain to be developed. To the extent that national oil companies decide to develop those reserves without the participation of international oil companies or if the Company fails to establish partnership with national oil companies, Eni’s ability to access or develop additional reserves will be limited.

An inability to replace produced reserves by finding, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline and this will negatively affect future results of operations and liquidity.

(v) Eni expects that tightening regulation in oil and gas activities following the Macondo accident will lead to rising compliance costs and other restrictions
The production of oil and natural gas is highly regulated

and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. Following the Macondo accident in the Gulf of Mexico, governments throughout the world have enacted stricter regulations on environmental protection, risk prevention and other forms of restrictions to drilling and other well operations. These new regulations and legislation, as well as evolving practices, increase the burden of compliance costs by requiring industry participants to adopt new security and risk prevention measures and procedures. They may also require changes to Eni’s drilling operations and exploration and development plans and may lead to higher royalties and taxes.

(vi) Uncertainties in estimates of oil and natural gas reserves
Several uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:
• the quality of available geological, technical and economic data and their interpretation and judgment;
• projections regarding future rates of production and costs and timing of development expenditures;
• changes in the prevailing tax rules, other government regulations and contractual conditions;
• results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and
• changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.
Reserve estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s production sharing agreements and similar contractual schemes.
The prices used in calculating our estimated proved reserves are, in accordance with U.S. SEC requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-month ended December 31, 2014, average prices used to calculate our estimated proved reserves were based on $101 per barrel for the Brent crude oil. Commodity prices declined significantly in the fourth quarter of 2014 and if such prices do not increase significantly, our future calculations of estimated proved reserves will be based on lower commodity

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prices which could result in our having to remove non-economic reserves from our proved reserves in future periods. This effect will be partially counterbalanced by an increase of reserves corresponding to the additional production entitlement under the PSA relating to cost oil: i.e. because of lower oil and gas prices the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.
Many of these factors, assumptions and variables involved in estimating proved reserves are subject to change over time therefore impacting the estimates of oil and natural gas reserves. Accordingly, the estimated reserves reported as of the end of the period covered by this filing could be significantly different from the quantities of oil and natural gas that will ultimately be recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s results of operations and financial condition.

(vii) Oil and gas activity may be subject to increasingly high levels of income taxes
The oil and gas industry is subject to the payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities. In addition, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit which currently stands at 38%.
The tax rate of the Company’s Exploration & Production segment for the fiscal year 2014 was estimated at approximately 60%. Eni believes that the tax rate in the Company’s Exploration & Production segment for the fiscal year 2015 will trend higher due to a projected higher share of taxable profit which will be reported in countries with higher taxation than this segment average.
Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of operations and cash flows.
In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes, nationalization and expropriations.
Eni’s results depend on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to Eni’s operation.

(viii) The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves and, in particular, may be reduced due to the recent significant decline in commodity prices
Investors should not assume the present value of future net revenues from our proved reserves is the current market value of our estimated crude oil and natural gas reserves. In accordance with U.S. SEC rules, we base the estimated discounted future net revenues from proved reserves on the 12-month unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the U.S. SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:
• the actual prices we receive for sales of crude oil and natural gas;
• the actual cost and timing of development and production expenditures;
• the timing and amount of actual production; and
• changes in governmental regulations or taxation.
The timing of both our production and our incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our reserves or the crude oil and natural gas industry in general.
At December 31, 2014, the net present value of our proved reserves totaled approximately euro 59.6 billion. The average prices used to estimate our proved reserves and the net present value at December 31, 2014, as calculated in accordance with U.S. SEC rules, were $101 per barrel for the Brent crude oil. Actual future prices may materially differ from those used in our year-end estimates.
Commodity prices have decreased significantly in recent months. Holding all other factors constant, if commodity prices used in our year-end reserve estimates were in line with the pricing environment existing in the first quarter of 2015, our PV-10 at December 31, 2014 could decrease significantly.

Political considerations
A substantial portion of Eni’s oil and gas reserves and gas supplies are located in countries where the socio-political framework and the macroeconomic outlook is less stable than those of the OECD countries. In those less stable countries Eni is exposed to a wide range of risks and uncertainties which could materially impact the ability of the Company to conduct its operations in a safe, reliable and profitable manner. As of December 31, 2014, approximately 79% of Eni’s proved hydrocarbon reserves were located in such countries and 60% of Eni’s supplies of natural gas derived from non-OECD countries.

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Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in any of those less stable countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following, possible issues:
(i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;
(ii) unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriations, nationalizations or forced divestitures of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from state-owned oil companies who are partnering Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These state-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, thereby reducing Eni’s profit share. Furthermore, as of the balance sheet date receivables for euro 663 million relating to cost recovery under certain petroleum contracts in a non-OECD country were the subject of an arbitration proceeding;
(iii) restrictions on exploration, production, imports and exports;
(iv) tax or royalty increases (including retroactive claims); and
(v) political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents. These risks could result in disruptions in economic activity, loss of output, plant closures and shutdowns, project delays, the loss of personnel or assets. They may force Eni to evacuate personnel for security reasons and to increase spending on security worldwide. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which Eni operates. Areas where Eni operates where the Company is exposed to the political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Indonesia, Kazakhstan, Venezuela, Iran, Iraq and Russia. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on Eni’s business, consolidated results of operations, and consolidated financial condition. In recent years Eni’s production levels in Libya were negatively impacted by acts of local conflict, social unrest, protests, strikes, which forced Eni to temporarily interrupt or reduce its producing activities, negatively affecting Eni’s results of operations and cash flow. Also Eni’s activities in Nigeria have been impacted in recent years by continuing episodes of theft,	acts of sabotage and other similar disruptions which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Looking forward, Eni expects that those risks will continue to affect Eni’s operations in those countries. Particularly, the uncertain socio-political outlook in Libya and unsafe operational conditions onshore Nigeria were factored in the Company’s projections of future production levels in these two countries. For more information about the status of Eni’s operations in Libya see "Risks associated with continuing political instability in North Africa and the Middle East" below.

In the current low oil price environment, the financial outlook of certain countries where Eni’s hydrocarbon reserves are located has significantly deteriorated due to a contraction in the proceeds associated with the exploitation of hydrocarbon resources. This may increase the risk of default which may lead to higher political and macroeconomic instability. Furthermore in few cases, Eni is partnering with the national oil companies of such countries in executing oil&gas development projects. A possible sovereign default might jeopardize the financial feasibility of ongoing projects or increase the financial exposure of Eni which would be forced to finance the share of development expenditures of the first party.
There are certain instances where Eni is contractually obliged to finance the share of costs of the first party. This risk is mitigated by the customary default clause which states that in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party.
While the occurrence of those events is unpredictable, it is likely that the occurrence of such events could adversely impact Eni financial exposure.

Risks associated with continuing political instability in North Africa and the Middle East
As of the end of 2014, approximately 27% of the Company’s proved oil and gas reserves were located in North Africa and the Middle East. Since 2011, several North African and Middle Eastern oil producing countries have been experiencing an extreme level of political instability that has resulted in changes of governments, internal conflict, unrest and violence which led to economic disruptions and shutdowns in industrial activities.
The instability of the socio-political framework in those countries still represents an area of concern involving risks and uncertainties for the foreseeable future. Particularly, the internal situation in Libya continues to represent an issue to Eni’s management. Following the internal conflict of 2011 and the fall of the regime, which forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months a period of social and political instability began which turned into disorders, strikes, protests and a resurgence of the internal conflict. These events jeopardized Eni’s ability to perform its industrial activity in safety, forcing the Company to interrupt its operations on certain occasions as precautionary measure. These events were

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fairly frequent in 2013 and more sporadic in 2014. In 2014, Eni’s facilities in Libya produced on average 239 kboe/d, registering a small increase compared to 2013.
The political instability in Egypt hindered the country’s access to the financial markets, and resulted in continued difficulties for the local oil and gas companies to fulfill financial obligations towards international oil companies including trade payables due to Eni which supplies its oil and gas entitlements to local companies. Eni has not experienced any disruptions at its producing activities in the country to date.
The Company believes that the political outlook in North Africa and the Middle East remains an area of risk for the Company’s operations, results, liquidity and prospects. In light of the recent developments in Libya, management decided to strengthen security measures at the Company’s production installations and facilities in the Country. However, we did not suffer any significant production shutdowns in the first part of 2015 up to the filing date.

Risks associated with Eni’s presence in sanction targets
Eni is currently engaging in residual oil and gas operations in Iran. The legislation and other regulations in the United States and the European Union that target Iran and persons who have certain dealings with Iran may lead to the imposition of sanctions on any persons doing business in Iran or with Iranian counterparties, unless specific authorizations, exceptions and assurances apply, as is currently the case for Eni. With reference to recent sanctions imposed on Russia, see "An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally." below.

United States measures towards Iran
The United States enacted the Iran Sanctions Act of 1996 (ISA), which required the President of the United States to impose sanctions against any entity that is determined to have engaged in certain activities, including investing in Iran’s petroleum sector. The ISA was amended in July 2010 by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (CISADA) which targets activities that either: (i) support the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products.
CISADA expanded the list of sanctions available to the President of the United States while at the same time providing that an investigation need not be initiated, and may be terminated once begun, if the President certifies in writing to the U.S. Congress that the person whose activities in Iran were the basis for the investigation is no longer engaging in those activities or has taken significant steps toward stopping the activities, and that the President has received reliable assurances that the person will not knowingly engage in any sanctionable activity in the future.
After the passage of CISADA, Eni engaged in discussions with officials of the U.S. State Department, which administers the ISA, regarding Eni’s activities in Iran. On September 30, 2010, the U.S. State Department announced that the U.S. Government, pursuant to a provision of the ISA added by CISADA that allows it to avoid making a determination of sanctionability under the ISA with respect to any party that provides certain assurances, would not make such a determination with respect to Eni based on Eni’s commitment to end its investments in Iran’s energy sector and not to undertake any new energy-related activity. The U.S. State Department further indicated at that time that, as long as Eni acts in accordance with these commitments, it will not be regarded as a company of concern for its past Iran-related activities.
The United States maintains, however, broad and comprehensive economic sanctions targeting Iran that are administrated by the U.S. Treasury Department’s Office of Foreign Assets Control ("OFAC sanctions"). These sanctions generally restrict the dealings of U.S. citizens and persons subject to the jurisdiction of the United States. In addition, Eni is aware of initiatives by certain U.S. states and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies requiring divestment from, or reporting of interests in, companies that do business with countries designated as states sponsoring terrorism. CISADA specifically authorized certain state and local Iran-related divestment initiatives. If Eni’s operations in Iran are determined to fall within the scope of divestment laws or policies, sales resulting from such divestment laws and policies, if significant, could have an adverse effect on the value of Eni’s shares. Even if Eni’s activities in and with respect to Iran do not expose it to sanctions or divestment, companies with investments in the oil and gas sectors in Iran may suffer reputational harm as a result of increased international scrutiny.
Between the end of 2011 and 2013, the United States adopted new measures designed to intensify the scope of U.S. sanctions against Iran, in particular related to Iran’s energy and financial sectors.
Such restrictive measures are: the Executive Orders 13590 of November 21, 2011 and 13622 of July 31, 2012, the Iran Threat Reduction and Syrian Human Rights Acts of August 10, 2012 (ITRSHRA), which expanded the ISA/CISADA scope by increasing from three to five the minimum number of sanctions to be imposed in case of violations of the energy sector restrictions; the National Defense Authorization Acts - 2012, related to transactions with the Iranian Central Bank and transactions for the acquisition of Iranian crude oil and the National Defense Authorization Acts - 2013, which, inter alia, adds the shipbuilding sector to those areas subject to sanctions.
While Eni has no formal assurances that the U.S. State Department’s 2010 determination of non-sanctionability under the ISA would similarly extend to sanctions under the measures issued in 2011, 2012 and 2013, during this period, Eni has continued to inform the U.S. State Department of its Iran-related activities. Eni does not believe that its activities in Iran (the completion of existing contracts which were notified to the U.S. Administration when the Special Rule was applied) are sanctionable under such more recent measures described above.

European Union restrictive measures towards Iran
On March 23, 2012, the Council of the European Union enacted a regulation which prohibits the supply, import and transport

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of Iranian crude oil and petroleum products. The rules waive the execution of contracts entered into force before January 23, 2012, whereby the supply of Iranian crude oil and petroleum products is intended to reimburse outstanding receivables due to entities under the jurisdiction of EU Member States. According to these waivers, Eni received by the empowered European Member States’ Authorities the relevant authorizations in order to carry out its oil import activities from Iran. This waiver is renewed from time to time.
In 2012, the Council of the European Union adopted a new round restrictive measures against Iran including among others: prohibition of transactions between the European Union and Iranian banks and financial institutions, unless an authorization is granted in advance by the relevant Member State, an embargo on the supply to Iran and use in Iran of key equipment or technology which could be used in the sectors of the oil, natural gas and petrochemical industries from April 15, 2013.
Furthermore, the new measures designate new Iranian entities as subject to asset freeze, including the Iranian oil and gas industry companies (the National Iranian Oil Co and its subsidiary operating companies).
Eni has been operating in Iran for several years under four service contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company) entered into with the National Iranian Oil Co (NIOC) between 1999 and 2001, and no other exploration and development contracts have been entered into since then. Under such service contracts, Eni has carried out development operations in respect of certain oilfields, and is entitled to recovery of expenditures made, as well as a service fee. All projects mentioned above have been completed: the Darquain project was handed over to NIOC in the final months of 2014 and as such Eni’s obligations to provide technical assistance, commissioning services and spare parts and supplies for field maintenance and operations have been winded down. In 2014, Eni incurred operating expenses of $1 million to provide such activities and services and does not expect to incur further operating costs in this respect. Therefore, Eni’s only involvement in the Country will be the recovery of its past investments.
Eni’s projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the country and is not planning to make additional capital expenditures in Iran in future years. In 2014, Eni’s production in Iran averaged less than 1 kboe/d, and is negligible in comparison with Eni Group’s total production. Eni’s entitlement in 2014 represented approximately 1% of the overall production from the oil and gas fields that Eni has developed in Iran. Eni believes that the results from its Iranian activities are immaterial to the Group’s results of operations and cash flow.
Eni has no involvement in Iran’s refined petroleum sector and does not export refined petroleum to Iran.
Finally, Eni’s Chemical segment licensed a number of technologies in Iran in past years, relating to plastics/elastomers and relevant raw materials, but it never supplied equipment or materials for plant construction. By April 2013, Eni had suspended all contracts to comply with EU restrictions.
Eni will continue to monitor closely legislative and other	developments in the United States and the European Union in order to determine whether its remaining interests in Iran could subject Eni to application of either current or future sanctions under the OFAC sanctions, the ISA, the EU measures or otherwise. If any of its activities in and with respect to Iran are found to be in violation of any Iran-related sanctions, and sanctions are imposed on Eni, it could have an adverse effect on Eni’s business, plans to raise financing, sales and reputation.

An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally
The political crisis in Ukraine and the Crimean peninsula unfolded in February 2014 with the impeachment of the President of Ukraine Viktor Yanukovych and the subsequent reaction of the Russian Federation. In March 2014, the announcement of the Supreme Council of Crimea and the City Council of Sevastopol of their intention to declare Crimea’s independence from Ukraine as a single united nation with the possibility of joining the Russian Federation as a federal subject was followed by a referendum where 96% of those who voted in Crimea supported joining Russia. The Russian Federation annexed Crimea immediately after the result of the referendum. The Ukrainian parliament, the United States and the European Union consider the referendum to be illegal and unconstitutional. Sanctions were imposed by the EU and the US on officials and politicians from Russia and Crimea. Subsequently, allegations that the Russian government has provided military and other support to separatists in Ukraine have led to further EU and US sanctions.
Eni is closely monitoring developments to the political situation in Russia, Ukraine and the Crimea Region, is adapting its business activities to the sanctions already adopted by the relevant authorities and will adapt to any further related regulations and/or economic sanctions that could be adopted by the authorities.
Among other activities, Eni is currently part of a strategic co-operation agreement for exploration activities in the Russian sections of the Barents Sea and the Black Sea. Contracts pertaining to this exploration were entered into before enactment of the restrictive measures. Eni also holds a 50% interest in the Blue Stream pipeline which links the Russian and Turkish coasts and transport volumes of gas which are jointly supplied by Eni and is Russian partner to Turkish companies.
The EU and US-enacted sanctions are mainly targeting the financial sector and the energy sector in Russia. The EU sanctions relating to the upstream sector in Russia may negatively impact our ongoing activities, mainly in the exploration sector, unless the Company obtains a waiver from the relevant EU authorities for projects entered into before enactment of restrictions. Eni started the required authorization procedure before the relevant EU Authorities. However, the outcome is uncertain and we cannot exclude major delays in certain ongoing upstream projects in Russia.
It is possible that wider sanctions covering the Russian energy, banking and/or finance industries may be implemented, which may be targeted at specific individuals or companies or more generally. Further sanctions imposed on Russia,

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Russian individuals or Russian companies by the international community, such as sanctions enacting restrictions on purchases of Russian gas by European companies or restricting dealings with Russian counterparties could adversely impact Eni’s business, results of operations and cash flow. In addition, an escalation of the crisis and of imposed sanctions could result in a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and future prospects.

Risks in the Company’s Gas & Power business
(i) Risks associated with the trading environment and competition in the industry
The Company expects that the profitability outlook in its Gas & Power segment will be negatively affected by a projected weak demand recovery, strong competitive pressures and oversupplies. We believe that these downtrends have become structural headwinds. Gas demand was severely hit by the economic slowdown in Europe and, more importantly, a steep fall in consumption in the thermoelectric sector. The latter trend was affected by an ongoing expansion of renewable sources of electricity which have benefited from governmental subsides across Europe, whilst coal has displaced gas on a large scale in firing power plants due to cost advantages and lowering rates for obtaining emission allowances in Europe due to the economic downturn. Coal prices have seen a dramatic fall in recent years due to a massive glut of coal on a global scale. We do not expect any meaningful recovery in demand for the foreseeable future. In the face of weak demand, supplies on the European marketplace have continued to increase due to a number of factors. First of all, before the beginning of the downturn, gas wholesaler operators in Europe overestimating the projected growth rates in demand, were committed to purchase large amounts of gas under long-term supply contracts with producing countries also bearing the volume risk as a result of the take-or-pay clause of those contracts. They also built large pipeline upgrades to import gas to Europe. Secondly, several LNG projects came on stream, which improved the liquidity of spot markets. Finally, production of shale gas in the United States continued to ramp-up forcing LNG exporters from the Gulf Region and other areas to redirect their LNG supplies to other markets, contributing to increase global gas supplies. Besides certain operators in the United States are planning to build or are actually building LNG export facilities. Those trends drove the expansion of very liquid European hubs where spot prices have become the prevailing benchmark of sale contracts, particularly in the industrial and thermoelectric segments. Spot prices have been on a downtrend over the last few years pressured by oversupplies and weak demand. This trend hit the profitability of European gas marketing operators, including Eni. In particular, Eni’s results of operations were adversely impacted by a faster than anticipated alignment between continental benchmarks and spot prices at Italian hubs leading to sharply lower price realizations in the Italian wholesale market, which is the main market to the Company Gas & Power segment. Adding to the pressure, reduced sales opportunities due to weak demand forced operators to compete even more aggressively on pricing to limit the financial risks associated with the take-or-pay clause provided by the long-term supply contracts. Eni forecasts that market conditions will remain unfavorable in the gas sector in Italy and Europe for the foreseeable future due to the structural headwinds described above, volatile commodity prices and lack of visibility. Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the next two to three years. Those include weak demand growth due to a projected slow recovery in the Euro zone and macroeconomic uncertainties, declining thermoelectric consumption due to inter-fuel competition, continuing oversupplies and strong competition. Eni believes that those trends will negatively impact the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts.

The Company is seeking to improve its cost competitiveness by renegotiating more favorable contractual terms with Eni’s long term suppliers. If it fails to achieve this, its profitability could be adversely affected
The Company’s long-term supply contracts provide clauses whereby the parties are entitled to renegotiate pricing terms and other contractual conditions from time to time to reflect a changed market environment. The Company plans to renegotiate better terms and pricing of Eni’s long-term supply contracts in the coming years to align its cost structure which comprise the raw material purchase cost and the associated logistic costs to prices prevailing in the marketplace in order to preserve the profitability of its gas operations and to fulfill the contractual obligation of off-taking the annual minimum take in its long-term supply contracts. If it fails to obtain the planned benefits, future results and cash flow could be adversely affected.
The outcome of the planned renegotiations is uncertain in respect of both the amount of the economic benefits which will be ultimately achieved and the timing of recognition in profit. Should we fail to obtain revised contractual terms, we will evaluate whether to commence arbitration proceedings to satisfy our claims. However arbitration proceedings may require complex and lengthy processes in order to reach a ruling, thus adding to the uncertainty about the final outcome of those renegotiations. Considering also ongoing price renegotiations with Eni long-term buyers, results of gas marketing activities are subject to an increasing rate of volatility and unpredictability.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market and

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anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of key producing countries that supply the European gas markets. These contracts have a residual life of approximately 13 years. These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years. Amounts of cash pre-payments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally, cash pre-payments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased. Amounts of prepayments range from 10 to 100% of the full price.
The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.
Although during the recent supply contract round of renegotiations the minimum pre-set volumes of gas that the Company is required to off-take has been significantly reduced, management believes that the current market outlook which will be driven by a weak recovery in gas demand and large gas availability, as well as strong competitive pressures in the marketplace and the possible changes in the sector specific regulation represent a risk factor to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts, considering also the Company’s plans for its sales volumes which are anticipated to remain flat or to decrease slightly in 2015 and in the subsequent years.
This risk materialized during the sector downturn in 2009 through 2012 when the Company accumulated deferred costs amounting to euro 1.9 billion paying the related cash advances to its gas suppliers due to the incurrence of the take-or-pay clause. This amount was substantially reduced in the subsequent years by approximately 50% due to the benefits of contract renegotiations and other commercial initiatives.
(ii) Risks associated with sector-specific regulations in Italy
Risks associated with the regulatory powers entrusted to the Italian Authority for Electricity Gas and Water in the matter of pricing to residential customers
The Authority for Electricity Gas and Water (the "AEEGSI") is entrusted with certain powers in the matter of natural gas pricing. Specifically, the AEEGSI holds a general surveillance	power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users (as provided for by Resolution ARG/gas No. 64/2009) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the AEEGW on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas.
Effective on October 1, 2013, the AEEGSI with Resolution No. 196 reformulated the pricing mechanism of gas supplies to retail customers by introducing a full indexation of the raw material cost component of the tariff to spot prices which replaced an oil-linked indexation. The new regulatory regime negatively impacted the Gas & Power results of operations and cash flow in 2014 compared to 2013 due to unfavorable trends in hub-based pricing to residential compared to the previous oil-linked tariff.
Furthermore, this new regulation provides a mechanism of compensation which addresses the wholesaler operators, as in the case of Eni, who have long-term procurement contracts to supply the Italian market and is designed to promote effective renegotiations of these contracts. The compensation mechanism covers a three-year period and is intended to indemnify wholesalers of possible unfavorable spreads between the oil-linked average prices of gas imported to Italy and the spot prices of gas in sales to residential customers. Vice versa, in case of favorable trends in the above mentioned spreads, the wholesalers have an obligation to refund residential customers. Wholesalers are set free to adhere to this compensation mechanism. Eni elected to adhere to it. In 2014, due to unfavorable trends in the cost of oil-linked supplies with respect to spot prices to which gas selling prices are indexed, based on the Authority’s index of procurement costs the Company recognized a gain of euro 60 million. However, due to the current downturn in crude oil prices, Eni is projecting that the oil-linked index of the procurement costs set by the Authority could determine a loss to Eni up to euro 480 million. This contingent liability reflects the fact that the Authority index is not reflective of the current setup of Eni’s portfolio of gas supply costs which due to the renegotiations achieved in 2014 is largely indexed to hub prices and therefore Eni’s procurement costs are not expected to benefit from a fall in oil-linked gas procurement costs. It is still possible that the Authority updates its index of procurement costs to better reflect the status of the gas portfolio of those wholesalers who achieved new pricing terms for their gas supplies. Alternatively, Eni might file an administrative appeal against any deliberations of the Authority on this matter which might possibly lead to unfair results to Eni.

Due to a structurally adverse competitive environment in our Refining & Marketing and Chemical segments, our prospects to recover profitability depends on our ability to restructure those businesses.
Our Refining & Marketing and Chemical segments have been unprofitable for many years to date. Those trends reflected

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in addition to movements in the cost of crude oil, competitive disadvantages of our businesses due to industry excess capacity, lack of efficient scale at our refining and chemicals plants and competition from cheaper oil products and commodities coming from Asia, Russia and the United States. We believe that these trends will not reverse in the foreseeable future. We plan on rightsizing our production capacity in those businesses through plant closure, divestments, restructuring and plant conversion to production based on renewable feedstock. If we fail to implement capacity restructuring and rationalization as planned our business, results of operations and financial condition and cash flow could be negatively impacted.

Antitrust and competition law
The Group’s activities are subject to antitrust and competition laws and regulations in many countries of operations, especially in Europe. It is possible that the Group may incur significant loss provisions in future years relating to ongoing antitrust proceedings or new proceedings that may possibly arise. The Group is particularly exposed to this risk in its natural gas, refining and marketing and petrochemical activities due to the fact that Eni is the incumbent operator in those markets in Italy and a large European player. Furthermore, based on the findings of antitrust proceedings, plaintiffs could seek payment to compensate for any alleged damages as a result of antitrust business practices on part of Eni. Both these risks could adversely affect the Group’s future results of operations and cash flows.

Environmental, health and safety regulation
Eni has incurred in the past and will incur material operating expenses and expenditures in relation to compliance with applicable environmental, health and safety regulations in future years
Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, refining, chemicals, hydrocarbons transportation and other activities. Generally, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, as well as refining, petrochemical and other Group’s operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from oil, natural gas, refining, petrochemical and other Group’s operations.
These laws and regulations also regulate emissions of substances and pollutants, handling of hazardous materials and discharges to surface and subsurface of water resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials.
Breach of environmental, health and safety laws expose the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage, as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company can be liable for negligent or willful conduct on part of its employees as per Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations addressing the safeguard of the environment, safety on the workplace, health of employees, contractors and communities involved by the Company operations, including:
• costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change;
• remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);
• damage compensation claimed by individuals and entities, including local, regional or state administrations, in case Eni causes any kind of accident, pollution, contamination or other environmental liability involving its operations or the Company is found guilty of violating environmental laws and regulations; and
• costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging.
Furthermore, in the countries where Eni operates or expects to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause Eni to incur material costs resulting from actions taken to comply with such laws and regulations, including:
• modifying operations;
• installing pollution control equipment;
• implementing additional safety measures; and
• performing site clean-ups.
As a further result of any new laws and regulations or other factors, Eni may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, including profits. Security threats require continuous assessment and response measures. Acts of terrorism against Eni’s plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

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Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on Eni’s business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.
Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for oil and natural gas and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which Eni conducts business. Because Eni’s business depends on the global demand for oil and natural gas, existing or future laws, regulations, treaties, or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Eni’s business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide that could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.
Risks of environmental, health and safety incidents and liabilities are inherent in many of Eni’s operations and products. Notwithstanding management’s belief that Eni adopts high operational standards to ensure the safety of its operations and the protection of the environment and the health of people and employees, it is possible that incidents like blowouts, oil spills, contaminations , pollution, release in the air, soil and ground water of pollutants and other dangerous materials, liquids or gases, and similar events could occur that would result in damage to the environment, employees and communities. The occurrence of any such events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.
Eni has incurred in the past and may incur in the future material environmental provisions in connection with the environmental impact of its past and present industrial activities.
Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In Italy, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, natural resource damages, and other damages as a result of Eni’s conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Also plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found guilty of having violated any environmental laws or regulations.
Eni is periodically notified of potential liabilities at Italian sites.	These potential liabilities may arise from both historical Eni operations and the historical operations of companies that Eni has acquired. Many of those potential liabilities relate to certain industrial sites that the Company disposed of, liquidated, closed or shut down in prior years where Group products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities. At those industrial locations Eni has commenced a number of initiatives to restore and clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. Notwithstanding the Group’s position that it cannot be held liable for contaminations occurred in past years or (as permitted by applicable regulations in case of declaration rendered by a guiltless owner i.e. as a result of Eni’s conduct that was lawful at the time it occurred) or because Eni took over operations from third parties, nonetheless several public administrations used Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company.
Eni expects remedial and clean-up activities at Eni’s sites to continue in the foreseeable future impacting Eni’s liquidity. As of December 31, 2014, the Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amounts represent the management’s best estimates of the Company’s liability.
Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain of Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavorable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites.
As a result of those risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.
The impact of Oil&Gas activities on territories is a relevant element for stakeholder and media that request increasing level of transparency on operating processes and pay higher attention to companies’ sustainable approach. In all the contexts where Eni operates the reinforcement of relationships with territories and local stakeholder is a key

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Eni Integrated Annual Report / Financial review and other information element for the performance of company’s activities.
The main activities of risk mitigation refers to:
• Use and continuous improvement of sustainability management systems and Local Stakeholder Engagement procedures under the provisions of ISO 14001 e OHSAS 18001 and managements systems; and
• The stakeholder engagement, through transparent procedures on national and international basis, on business and territory activities issues (i.e. bilateral meeting with financial and non-financial stakeholders, creation of new web sites for specific units/geographic areas, preventive information initiatives and communication in the country’s where the Company operates.

Risks related to legal proceedings and compliance
with anti-corruption legislation
Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of December 31, 2014 to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate.
Certain legal proceedings where Eni or its subsidiaries or its officers are parties involve the alleged breach of anti-corruption laws and regulations and ethical misconduct. Ethical misconduct and non-compliance with applicable laws and regulations, including non-compliance with anti-bribery and anti-corruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Risks from acquisitions
Eni constantly monitors the oil and gas market in search of opportunities to acquire individual assets or companies in order to achieve its growth targets or complement its asset portfolio. Acquisitions entail an execution risk – a significant risk, among other matters, that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks connected to acquisitions materialize, Eni’s financial performance and shareholders’ returns may be adversely affected.

Risks deriving from Eni’s exposure to weather conditions
Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, as well as the comparability of results over different periods may be affected by such changes in weather conditions. In general, the effects of climate change could result in less stable weather patterns, resulting in more severe storms and other weather conditions that could interfere with Eni’s operations and damage Eni’s facilities. Furthermore, Eni’s operations, particularly offshore production of oil and natural gas, are exposed to extreme weather phenomena that can result in material disruption to Eni’s operations and consequent loss or damage of properties and facilities.

Eni’s crisis management systems may be ineffective and Eni may be the target of cyber attacks
Eni has developed contingency plans to continue or recover operations following a disruption or incident. An inability to restore or replace critical capacity to an agreed level within an agreed time frame could prolong the impact of any disruption and could severely affect business and operations. Likewise, Eni has crisis management plans and capability to deal with emergencies at every level of its operations. If Eni does not respond or is not seen to respond in an appropriate manner to either an external or internal crisis, its business and operations could be severely disrupted.

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Eni Integrated Annual Report / Outlook

Outlook

The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks have the potential to mitigate this outlook: uncertainty remains around the strength of the Eurozone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as financial stability. Oil prices are forecast to be significantly lower than the last year, due to an oversupplied global market. In the Exploration & Production segment, management will perform efficiency initiatives and investment optimization, while retaining a strong focus on project execution and time-to-market in order to cope with the negative impact of a lower oil price scenario. Looking at the Company’s other business segments exposed to the European economic outlook, Eni’s management anticipates challenging trading conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure from more efficient producers. The fall of oil prices may only lessen the negative impact of such trends. The preservation of profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Management expects the following production and sales trends for Eni’s businesses:
- Production of liquids and natural gas: production is expected to increase compared to the previous year when excluding price effects on the Company PSAs, thanks to new field start-ups and the ramp-up of the projects launched in 2014, mainly in Angola, Congo, Egypt, the United Kingdom, the United States and Norway;

- Gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation, both in the wholesale and retail market, in order to mitigate competitive pressure in the market driven by oversupply, particularly in Italy;
- Refining throughputs on Eni’s account: volumes are expected to be slightly higher than those processed in 2014 in order to capture short term opportunities in the current scenario. The production of bio-fuels is foreseen to increase following an expected production ramp-up at the Venice refinery;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to remain stable compared to 2014. While we anticipate weak demand trends and strong competitive pressure, we plan to leverage on marketing initiatives to maintain the Company’s market share; and
- Engineering & Construction: in spite of an anticipated challenging trading environment in the oilfield services sector due to lower crude prices, we forecast that the execution of recently-acquired projects will support operating results.

In the context of lower oil prices, in 2015 Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels (euro 12.2 billion in capital expenditure and euro 0.4 billion in financial investments in 2014). These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term.

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Treasury shares
As of December 31, 2014, Eni’s treasury shares in portfolio amounted to No. 33,045,197, corresponding to 0.91% of share capital of Eni, represented by No. 3,634,185,330 ordinary shares, for a total book value of euro 581 million.
On May 8, 2014, the Ordinary Shareholders’ meeting revoked, for the part that had not been accomplished by the date of meeting, the authorization to purchase ordinary Eni shares, resolved on May 10, 2013 by the Board of Directors. Besides that, under the provisions of Article 2357 of the Italian Civil Code, the Ordinary Shareholders’ meeting resolved to authorize the Board of Directors to purchase Eni’s shares on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution - up to a maximum number of 363,000,000 ordinary Eni shares, for a total amount not higher than euro 6,000 million, including the number and monetary value of the shares repurchased after the resolution of Board of Directors of July 16, 2012 approving the program of share repurchases, for a unit amount not less than euro 1.102 and not more than the official price, recorded for the security in the Stock Exchange session prior to each individual transaction, increased by 5%, according to the operational procedures established by the rules that govern the organization and management of Borsa Italiana SpA. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio. The program of share repurchases commenced on January 6, 2014. As of December 31, 2014 Eni repurchased 21,656,910 treasury shares equal to 0.60% of the share capital, for a total amount of euro 380 million at an average price of euro 17.549 per share.

Acceptance of Italian responsible payments code
Coherently with Eni’s policy on transparency and accuracy in managing its suppliers, Eni SpA adhered to the Italian responsible payments code established by Assolombarda in 2014.
During the year, payments to Eni’s suppliers were made within 66 days, in line with contractual provisions.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.
Regarding the afore mentioned provisions, the Company discloses that:
- as of December 31, 2014, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Branches
In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia, 1;
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

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Reporting criteria

Eni’s reporting system is structured with a multi-channel approach which allows for different levels of analysis and communication methods to reach all Eni’s stakeholders in an effective, timely and immediate way.
Pursuing its commitment towards an integrated reporting, Eni has included in its Annual Report 2014 a prospect of integrated performance indicators: for each strategic objective the most significant indicators of each capital used by Eni (financial, productive, intellectual, natural, human, social and relationship) have been considered in drafting the company strategy.

Reporting principles
The present prospectus has been drafted following the principles of balance, comparability, accuracy, timeliness, reliability and clarity (reporting principles), as defined by the Global Reporting Initiative - GRI in the "G4 Sustainability Reporting Guidelines".
The performance indicators, selected according to the issues which have resulted being the most relevant, have been collected on an annual basis; the reporting periodicity is set according to a yearly frequency. The information and quantitative data collection process has been structured in order to guarantee the comparability of the data over several years, in order to allow all the stakeholders interested in the evolution of Eni’s performances to have a proper interpretation of the information and a complete vision of the companies’ results.
The data related to the years 2012 and 2013 can differ slightly from those previously published as a result of consolidating data that became available after the publication of the documents. For the same reason, the data on the year 2014 are the best estimates possible with the ones available at the time of writing of this prospectus.

Reporting perimeter
The present prospectus reports the integrated performance indicators of the 2012-2014 period. The information refer to Eni SpA and the consolidated companies. The internal consolidation perimeter matches with the one of the consolidated report 2014, except a few data which have been expressly indicated. Regarding the health, safety and environmental data the consolidation scope is defined according to the operational criteria (control of the operations).
Data relating to employees refers to fully consolidated subsidiaries. KPIs on employees are determined consequently.

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Eni Integrated Annual Report / Integrated performance
Increase the value of explorative resources and growth in upstream cash generation
			2012	2013	2014

Financial capital	Capital expenditure	(euro million)	10,307	10,475	10,524
	Opex per boe	($/boe)	7.1	8.3	8.4
	Cash flow per boe		32.8	31.9	30.1

Productive capital	Estimated net proved reserves of hydrocarbons	(mmboe)	7,166	6,535	6,602
	Reserves life index	(years)	12	11	11
	Organic reserves replacement ratio	(%)	147	105	112

Intellectual capital	Existing patents (E&P)	(number)	2,292	2,370	2,016
	First patent filing applications (E&P)		13	8	15

Human capital	Employees at year end (E&P)	(number)	11,304	12,352	12,681
	Employees outside Italy (E&P)		7,371	8,219	8,147
	- of which locals		5,834	6,476	6,441
	Female employees (E&P)		2,146	2,442	2,462
	Number of hiring (E&P)		1,479	1,324	681
	Injury frequency rate (E&P)	(No. of accidents per million worked hours)	0.34	0.23	0.23
	Safety expenditure and investments (E&P)	(euro million)	109	150	100
	Employees covered by potential assessment (young graduates and experts) - (E&P)	(%)	61	27	21
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates) - (E&P)		28	70	62
	Training expenditure (E&P)	(euro million)	24.8	44.4	29.0

Social and relationship capital	Interventions on the territories from agreements, conventions and PSA (community investment)	(euro million)	59	53	63

Natural capital	Direct GHG emission (E&P)	(million tonnes CO2 eq)	28.68	25.90	22.98
	- of which CO2 equivalent from flaring		9.46	8.48	5.64
	CO2 eq emissions/100% operated hydrocarbon gross production	(tonnes CO2 eq/toe)	0.23	0.22	0.20
	Volume of gas sent to flaring	(mmcm)	4,506	3,762	2,334
	Oil spills due to operations (> 1 bbl)	(bbl)	3,015	1,728	936
	Produced water re-injected	(%)	49	55	56

Return to structural profitability in the Gas & Power business
2012	2013	2014

Financial capital	Adjusted operating profit	(euro million)	398	(638)	310
	Operating expenses reduction	(%)	9	(10)	(15)

Productive capital	Worldwide gas sales	(bcm)	95.32	93.17	89.17
	LNG sales	(bcm)	14.60	12.40	13.30
	Customers in Italy	(million)	7.45	8.00	7.93
	Electricity sold	(TWh)	42.58	35.05	33.58

Intellectual capital	Existing patents (G&P)	(number)	46	56	43
	First patent filing applications (G&P)		3	0	0

Human capital	Employees at year end (G&P)	(number)	4,682	4,445	4,136
	Employees outside Italy (G&P)		2,626	2,336	2,191
	Female employees (G&P)		1,442	1,397	1,312
	Number of hiring (G&P)		222	179	68
	Injury frequency rate (G&P)	(No. of accidents per million worked hours)	2.23	1.43	0.49
	Safety expenditure and investments (G&P)	(euro million)	12.3	8.9	7.1
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates) - (G&P)	(%)	74	63	72
	Training hours (G&P)	(number)	167,975	147,011	92,701
	Training expenditure (G&P)	(euro million)	3.0	1.9	1.2

Social and relationship capital	Customer satisfaction code (CSS)	(%)	89.70	92.90	93.4	(a)

Natural capital	Direct GHG emissions (G&P)	(million tonnes CO2 eq)	12.77	11.22	10.08
	CO2 eq emissions/kWh eq (EniPower)	(g CO2 eq/kWh eq)	399.03	406.33	408.18
	Power generation (EniPower)	(TWh)	26.01	23.15	21.05
	NOx emissions/kWh eq (EniPower)	(g NO2 eq/kWh eq)	0.16	0.16	0.15
	SOx emissions/kWh eq (EniPower)	(g SO2 eq/kWh eq)	0.027	0.017	0.001
	Water withdrawals/kW eq produced (EniPower)	(cm/kWh eq)	0.01	0.02	0.02

(a) The customer satisfaction score for 2014 relates to the first six months as at the date of publication of this Annual Report the Authority for Electricity, Gas and Water has not yet published the data for the second half of the year.
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Eni Integrated Annual Report / Integrated performance

Turnaround in Refining & Marketing and Chemical businesses
2012	2013	2014

Financial capital	Recovery in profitability (R&M)	(%)	46	(58)	54
	Recovery in profitability (Versalis)		(77)	20	10
	Refining capital expenditure	(euro million)	675	462	362

Productive capital	Service stations in Europe at year end	(number)	6,384	6,386	6,286
	Balanced capacity of refineries	(kbbl/d)	767	787	697
	Average plant utilization rate (Versalis)	(%)	66.7	65.3	71.3

Intellectual capital	Existing patents (R&M)	(number)	772	839	662
	Existing patents (Versalis)		3,365	3,474	2,946
	First patent filing applications (R&M)		7	6	15
	First patent filing applications (Versalis)		17	10	14	(a)

Human capital	Employees at year end (R&M)	(number)	6,993	6,815	6,156
	Employees at year end (Versalis)		5,668	5,708	5,443
	Female employees (R&M)		1,306	1,316	1,144
	Female employees (Versalis)		588	620	607
	Injury frequency rate (R&M)	(No. of accidents per million worked hours)	1.74	1.01	0.86
	Injury frequency rate (Versalis)		1.09	0.57	0.28
	Safety expenditure and investments (R&M)	(euro million)	34	43	31
	Safety expenditure and investments (Versalis)		117	116	106
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates) - (R&M)	(%)	49	48	40
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates) - (Versalis)		84	73	61
	Training hours (R&M)	(number)	265,702	244,279	163,321
	Training hours (Versalis)		253,207	258,927	180,163
	Training expenditure (R&M)	(euro million)	2.8	3.3	2.5
	Training expenditure (Versalis)		2.6	3.0	1.9

Social and relationship capital	Customer satisfaction index (R&M)	(likert scale)	7.90	8.10	8.20
	Customers involved in the satisfaction survey (R&M)	(number)	30,438	29,863	24,081

Natural capital	Direct GHG emissions (R&M)	(million tonnes CO2 eq)	6.06	5.20	5.34
	Direct GHG emissions (Versalis)		3.72	3.69	3.09
	GHG emissions/refining throughputs (R&M)	(tonnes CO2 eq/kt)	273.28	251.32	290.67
	SOx emissions/refining throughputs (R&M)	(tonnes SO2 eq/kt)	0.77	0.52	0.33
	NOx emissions (Versalis)	(tonnes NO2 eq)	3,428	3,286	2,450
	SOx emissions (R&M)	(tonnes SO2 eq)	16,990	10,805	6,091
	NMVOC emissions (Versalis)	(tonnes)	4,404	3,933	3,508
	Water withdrawals (Versalis)	(mmcm)	1,036	1,004	837
	Recycled and/or reused water (Versalis)	(%)	81.6	86.2	87.7

Focus on efficiency
2012	2013	2014

Financial capital	Changes in working capital	(euro million)	(3,281)	456	2,668
	Purchases, services and other		95,034	90,003	86,340

Human capital	Days of absence due to accidents	(number)	13,084	8,627	7,933
	Total employment disputes		1,383	1,607	1,355
	Disputes/employees ratio		864/1,383	577/1,607	658/1,355

Natural capital	Net consumption of primary resources	(toe)	14,629,243	14,225,297	12,463,585
	of which: natural gas		10,126,614	9,964,105	9,341,204
	of which: oil products		4,286,526	4,135,871	3,034,550
	of which: other fuels		216,103	125,322	87,831
	Energy consumptions from productive activities/100% operated hydrocarbon gross production (E&P)	(GJ/toe)	1.56	1.54	1.67
	Energy Intensity Index (R&M)	(%)	76.9	76.3	77.8
	Total water withdrawals	(mmcm)	2,356	2,205	1,878
	Total recycled and/or reused water	(%)	73.4	80.0	81.7

(a) Among the 14 first patent filing applications, one application is shared between R&M and Versalis and it is assigned to the latter.

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Eni Integrated Annual Report / Integrated performance

Other significant performances
2012	2013	2014

Governance	Members of the Eni’s Board of Directors	(number)	9	9		9
	- executive		1	1		1
	- non-executive		8	8		8
	- independent (a)		7	7		7
	- non-independent		2	2		2
	- members of minorities		3	3		3
	Presence of women on the Boards of Directors of Eni Group companies	(%)	8	14		22
	Presence of women on the Boards of Statutory Auditors of Eni Group companies	(%)	15	28		36

Intellectual capital	R&D expenditure	(euro million)	263	218		199
	First patent filing applications	(number)	74	59		84
	- of which filing of renewable energy		21	28		29
	Existing patents		8,931	9,427		8,225

Human capital	Employees at year end	(number)	77,636	82,093		83,599
	- men		64,789	68,505		69,949
	- women		12,847	13,588		13,650
	Local employees abroad by professional category		39,668	43,121		45,864
	- of which senior manager		223	213		201
	- of which manager/supervisors		3,798	4,004		4,096
	- of which employees		19,683	20,522		21,662
	- of which workers		15,964	18,382		19,905
	Female managers (senior manager and manager/supervisors)	(%)	19	19		20
	Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	0.49	0.35		0.31
	Fatality index	(Fatality injuries per one hundred millions of worked hours)	1.10	0.98		0.72
	Safety expenditure and investments	(euro million)	364	400		361
	Training hours	(hours)	3,132,350	4,348,352	(b)	3,207,027	(c)
	Training expenditure	(euro million)	55.67	75.91		60.93

Social and relationship capital	Total spending for the territory	(euro million)	91	101		96
	Suppliers used	(number)	32,621	34,848		31,555
	Total procurement	(euro million)	31,811	32,814		42,800
	Suppliers subjected to qualification procedures including screening on Human Rights	(number)	12,471	14,833		19,823
	SA8000 Audits carried out		16	23		20	(d)
	Hours of training on Human Rights		576	667		700
	Security personnel trained on Human Rights		1,008	235		143
	Security contracts containing clauses on Human Rights	(%)	65	84		90

Natural capital	Direct GHG emissions	(tonnes CO2 eq)	52,840,365	47,599,206		42,925,895
	NOx emissions	(tonnes NO2 eq)	115,571	103,736		89,916
	SOx emissions	(tonnes SO2 eq)	30,137	27,949		24,891
	NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tonnes)	49,562	44,027		27,978
	TSP (Total Suspended Particulate) emissions		3,548	2,876		2,256
	Total number of oil spills (> 1 bbl)	(number)	329	386		368
	Total volume of oil spills (> 1 bbl)	(bbl)	12,428	7,903		15,580
	- of which from sabotage and terrorism		8,669	6,002		14,401
	- of which due to operations		3,759	1,901		1,179
	Total water withdrawals	(mmcm)	2,356	2,205		1,878
	- of which sea water		2,143	2,002		1,705
	- of which fresh water		189	184		162
	- of which salt/salty water taken from underground or surface sources		25	18		10

(a) This refers to independence according to law, mentioned by Eni Statute; 6 out 9 directors are independent pursuant to Code of Self-regulation.
(b) Data include the activity of the Iraq project performed in 2013 for company subsidiary of Zubair Field Operation Division.
(c) Data not include the activity of Iraq project performed in 2014 for company subsidiary of Zubair Field Operation Division and included 61,764 hours.
(d) Data include SA8000 Audits of 8 suppliers/sub-suppliers that was performed in Mozambique, Indonesia, Pakistan and Angola, as well as 12 follow-ups of audits performed in 2013 in Congo, Pakistan and Timor Leste.

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Eni Integrated Annual Report / Integrated performance

Transparency over payments

Concerning transparency of payments, Eni has been working to voluntarily achieve a higher degree of disclosure on payments, before the entry into force of transparency legislation and alongside the company’s continued support to the Extractive Industries Transparency Initiative (EITI).
In particular, as Eni believes that the active involvement of governments is key to a sustainable use of revenues, the company has reached out to all its counterparts in upstream contracts in order to share the company’s commitment on transparency and request their consent on disclosing taxes, royalties and the other forms of payment foreseen by the EITI Standard and the EU Directives.
Therefore, Eni voluntarily discloses payments ("on a cash basis") to governments (including to local authorities and other governmental authorities) for the year 2014.
Payments refer to those Countries whose governments/local	authorities/governmental counterparts provided consent to this disclosure.
Data in the following table correspond to the Company’s accounting records and include data for the parent company and consolidated subsidiaries.

Payments to governments referring to petroleum activities operated by Eni are disclosed on a 100% basis, when Eni paid on behalf of the Joint Venture partners.
Payments made by Joint Venture partners on behalf of Eni in those activities where Eni is not the operator are not reported. Payment categories are in line with EITI Standard and EU directives' payment categories. The following disclosure represents approximately 38% of Eni’s 2014 production (50% when including the three countries adhering to EITI listed below).

(euro thousand)	Year	Host government’s entitlement	National Oil Companies entitlement	Profit taxes	Royalties	Bonus	Fees	Other significant payments and benefits	Capital expenditure (*)	Revenues from sales of equity hydrocarbons (*)

Australia	2014			6,337			568		33,654	112,435
Cyprus	2014						313	600	94,634
Ecuador	2014			16,183					32,120	112,606
Gabon	2014						15	1,129	72,379
Ghana	2014						158	903	30,443
Indonesia	2014			49,374					625,521	226,943
Iraq	2014			10,109				14,285	360,074	510,413
Italy	2014				327,187		1,928	13,028	923,121	3,028,401
Nigeria	2014	5,749		256,346	242,182		48	25,565	834,474	2,133,497
Norway	2014			314,619			13,498		1,366,403	2,070,686
Pakistan	2014			48,667	33,501		423	3,381	107,935	304,479
United Kingdom	2014			188,852			1,364		273,731	1,149,012
Timor Leste	2014	84,510		47,593	2,135		610		92,096	254,001
Vietnam	2014					1,505		424	12,449

EITI data (**)

Kazakhstan (a)	2013			405,743				(4,467)
Mozambique	2012			33,069				156
Congo (b)	2013		35,600	17,810			1,196	19,325

(*) Accrual basis.
(**) The reported data refer to the last EITI disclosure issued in relation to EITI countries where eni did not receive consent from relevant Government/Authorities to publish 2014 data on voluntary basis.
(a) The 2013 EITI report is showing payments for a total amount of 10,296,119 thousand of Tenge (KZ) for "Social Development and Local Infrastructures" that are not reported in the above table since they were made by the operator NCOC BV of the North Caspian Sea PSA.
(b) In addition to the amount showed in the table some transfers "in kind" were made amounting to 10,864 kboe.

Royalties paid in Italy in the 2012-2014 period

(euro thousand)	2012	2013	2014

Royalties paid (a)	237,517	298,383	327,187
- of which to State	96,948	138,302	149,454
- of which to Regions	109,949	125,596	130,610
- of which to Basilicata	77,255	91,862	94,925
- of which to municipalities	30,620	34,485	47,123

(a) The data include Eni SpA (Exploration & Production), EniMed, Società Adriatica Idrocarburi and Società Ionica Gas.

Contents

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities-oil&gas Topic 932) and production sold.

- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities-oil&gas Topic 932) and production sold.

- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB

Extractive Activities-oil&gas Topic 932) and volumes of oil and gas produced.

- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves, as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities-oil&gas Topic 932).

Operating activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5, 550 cubic feet of gas per barrel in previous reporting periods).

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylene-propylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

- Emissions of SOx (Sulphur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

Contents

Eni Integrated Annual Report / Glossary

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPCI (Engineering, Procurement, Commissioning, Installation) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations

(when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term mid-downstream includes all activities inherent to oil industry subsequent to exploration and production. Process crude oil and oil-based feedstock for the production of fuels, lubricants and chemicals, as well as the supply, trading and transportation of energy commodities. It also includes the marketing business of refined and chemicals products.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Contents

ANNUAL REPORT ON FORM 20-F 2014

San Donato Milanese, April 2, 2015 - Today Eni’s Annual Report on Form 20-F for the year ending December 31, 2014, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2014 is available on the Publications section of Eni’s website, www.eni.com.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2014, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release is also available on the Eni web site eni.com.

Eni: Standard & Poor’s rating

San Donato Milanese (Milan), April 22, 2015 - Rating agency Standard & Poor’s lowered Eni’s long-term corporate credit rating to 'A-', outlook Stable, from 'A' with CreditWatch with negative implications. Standard & Poor's also lowered the short-term credit rating to "A-2" from "A-1".

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: first quarter 2015 results

Rome, April 29, 2015 - Yesterday Eni’s Board of Directors approved group results for the first quarter 20151 (unaudited).

Financial highlights

•	Cash flow[2]: euro 2.30 billion;
•	Leverage: 0.22 unchanged compared to end of 2014 despite the oil price halving;
•	Adjusted operating profit: euro 1.57 billion, down 55% from the first quarter 2014; positive in all the businesses;
•	Adjusted net profit: euro 0.65 billion, down 46% from the first quarter 2014;
•	Net profit: euro 0.70 billion, down 46% from the first quarter 2014.

Operational highlights

•	Hydrocarbon production: 1.697 million boe/d, up 7.2% from the first quarter 2014 (up 3.7% when excluding positive price effects in PSAs and portfolio developments);
•	Final investment decision for the integrated oil&gas OCTP project in Ghana taken;
•	Production start-up of the Hadrian South and Lucius projects in the United States, West Franklin in the United Kingdom, Eldfisk 2 Phase 1 in Norway and Nené Marine in Congo;
•	Near-field discoveries made in Egypt and Libya; exploration resources of the gas discovery Merakes in Indonesia increased;
•	New exploration licenses acquired in Egypt, Norway, the United Kingdom and Myanmar.

Claudio Descalzi, Chief Executive Officer, commented:
"I am pleased with the results announced this morning. In line with our strategy, we put in place actions which recovered over euro 600 million to cope with the difficult trading environment caused by the steep drop in the Brent oil price. Upstream production is increasing, and development plans supporting 2015-2016 production growth are in line with our forecasts. Further, all mid-downstream businesses have returned to profitability benefiting from our actions as well as the positive trading environment, thus proving the effectiveness of the upgrading initiatives implemented so far. These results, along with our focus on efficiency and working capital optimization, contributed to keeping leverage unchanged compared to December 2014, despite the Brent oil price halving."

(1) This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Net cash provided by operating activities.

Financial Highlights

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
2,323	Adjusted operating profit (b)	3,491	1,567	(55.1)
464	Adjusted net profit	1,191	648	(45.6)
0.13	- per share (euro) (c)	0.33	0.18	(45.5)
0.32	- per ADR ($) (c) (d)	0.90	0.41	(54.4)

(2,384)	Net profit	1,303	704	(46.0)
(0.66)	- per share (euro) (c)	0.36	0.20	(44.4)
(1.65)	- per ADR ($) (c) (d)	0.99	0.45	(54.5)
5,386	Net cash provided by operating activities	2,151	2,304	7.1

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the first quarter of 2015, Eni reported a consolidated adjusted operating profit of euro 1.57 billion which was down by 55% from the first quarter of 2014, driven by sharply lower oil prices (down by 50%), only partly offset by a better performance recorded in upstream activity and in all other business segments. The G&P segment increased the operating profit by 21.5%, or euro 0.05 billion, due to an improved competitiveness of the long-term gas supply portfolio on the back of the renegotiation of a large part of it and a positive performance of the retail and other high-value segments. These positives were partly offset by lower one-off effects relating to contracts renegotiations.
The R&M and Chemicals segment reported an adjusted operating profit of euro 0.12 billion, compared to an operating loss of euro 0.31 billion in the first quarter of 2014, reflecting a recovery in margins of oil products and chemical commodities, as well as efficiency and optimization initiatives. Finally, the subsidiary Saipem reported an increase in operating profit of 25%.

Adjusted net profit
In the first quarter of 2015, adjusted net profit of euro 0.65 billion declined by 45.6% from the first quarter of 2014 due to lower operating profit (down by euro 1.92 billion), which was offset in part by higher income from investments following a recovery in the share prices of Galp and Snam on which basis Eni’s interests are measured and which underlay two convertible bonds (up euro 0.18 billion). The Group’s adjusted tax rate decreased by approximately 6 percentage points reflecting a lower share of taxable profit reported by the E&P segment and the aforementioned interest gains which are non taxable items.

Operating cash flow
Cash flow from operating activities for the quarter amounted to euro 2.30 billion. This was positively influenced by higher receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (up by euro 352 million from December 31, 2014). Divestment proceeds amounted to euro 0.55 billion. These cash inflows funded most of the capital expenditure incurred in the quarter of euro 2.9 billion, which were mainly directed to exploration and development of oil&gas resources. Those inflows and outflows determined an increase of euro 1.46 billion in net borrowings3 to euro 15.14 billion, as of March 31, 2015, which was also effected by exchange rate differences of euro 0.46 billion.

(3) Information on net borrowings composition is furnished on page 30.

As of March 31, 2015, ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage4 – was 0.22, unchanged from December 31, 2014.
An increase in total equity more than offset the effect of higher net borrowings, helped by a sizable appreciation of the US dollar against the euro in the translation of the financial statements of Eni’s subsidiaries that uses the US dollar as functional currency, resulting in an equity gain of euro 5.29 billion. The US dollar was up by 11.4% against the euro at the closing rates of March 31, 2015 compared to December 31, 2014.

Operational highlights

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

KEY STATISTICS
1,648	Production of oil and natural gas	(kboe/d)	1,583	1,697	7.2
868	- Liquids	(kbbl/d)	822	860	4.6
4,284	- Natural gas	(mmcf/d)	4,182	4,596	10.2
23.70	Worldwide gas sales	(bcm)	26.76	25.62	(4.3)
9.32	Electricity sales	(TWh)	8.25	8.47	2.7
2.26	Retail sales of refined products in Europe	(mmtonnes)	2.16	2.04	(5.6)
1.30	Production of petrochemical products	(mmtonnes)	1.44	1.43	(0.8)

Exploration & Production
In the first quarter of 2015, Eni’s hydrocarbon production was 1.697 million boe/d, up by 7.2% y-o-y. When excluding price effects in the Company’s Production Sharing Agreements (PSAs) and portfolio developments, production increased by 3.7%. This was due to the start-ups achieved in the quarter and higher production in Libya, as well as continuing production ramp-up at the fields in Angola, Congo, Egypt and the United States which started production in 2014. These increases were partially offset by mature fields declines.

Gas & Power
In the first quarter of 2015, natural gas sales amounted to 25.62 bcm, down by 1.14 bcm, or 4.3% compared to the same period of 2014, against the backdrop of persistent competitive pressure and oversupplies. Sales in Italy (10.08 bcm) decreased by 9.8%, mainly driven by lower spot sales and the declining demand in the thermoelectric segment. These effects were partially offset by a positive performance registered by the retail segment also due to more typical winter weather conditions compared to the first quarter of 2014. Sales in the European markets were 12.29 bcm, which were barely unchanged from the first quarter of 2014 due to higher spot sales and a positive performance of the retail segment in France, partially offset by the divestment of GVS joint venture in Germany.

Refining & Marketing and Chemicals
In the first quarter of 2015, the Standard Eni Refining Margin (SERM) increased sixfold from the first quarter of 2014 due to a fall in the price of the crude oil feedstock. However, the European refining business continued to be affected by structural headwinds from lower demand, overcapacity and increasing competitive pressure from streams of oil products imported from Russia, Asia and the United States with more efficient cost structures. Retail sales in Italy were 1.35 mmtonnes, down by 6.9% mainly driven by strong competitive pressure. Eni’s retail market share dropped by 1.7 percentage points to 24.2% in the

(4) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 30 for leverage.

first quarter of 2015, compared to 25.9% in the same quarter of the previous year. Retail sales in the rest of Europe in the first quarter of 2015 were slightly lower due to decreasing volumes sold in Eastern Europe. The Chemicals benefited from a temporary shortage of certain commodities, which led to a partial recovery of margins.

Currency
The first quarter’s results were positively impacted by the depreciation of the euro vs. the US dollar (down by 17.8%).

Business developments
In Ghana, the Offshore Cape Three Point (OCTP) integrated oil and gas project (Eni 47.22%, operator) was sanctioned, after obtaining approval from the relevant Authorities of the Country. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80,000 boe/d by 2019.

In Egypt, a framework agreement was signed whereby Eni committed to assessing a plan to invest $5 billion to develop the Country’s oil and gas reserves in the next 4 years and possibly to start negotiations to revise terms of certain ongoing oil contracts. The agreement comprised an evaluation of measures intended to reduce overdue amounts of trade receivables relating to hydrocarbons supplies to Egyptian state-owned companies.
In addition, Eni was awarded three Concession Agreements for the operatorship of the Southwest Melehia lease in the western Egyptian desert, in Karawan and North Leil blocks, offshore the Mediterranean Sea.

In Myanmar, following an International Bid Round, Eni was awarded two Production Sharing Contracts for the exploration of the offshore MD-02 and MD-04 leases.

In Congo, two agreements were signed to promote development of the Country’s energy sector and to contribute to local growth.

Following a competitive bid round in Norway, two exploration licenses were awarded: (i) the operatorship of the PL 806 license (Eni 40%) in the Barents Sea; and (ii) the PL 044C (Eni 13.12%) in the North Sea.

In the United Kingdom, Eni was awarded four exploration licenses located in the Central North Sea and three licenses in the Southern North Sea.

In Angola, a three-year extension of the exploration activities on Block 15/06 was agreed with the Country’s authorities. In this block, the first oil of the West Hub operated project was achieved at the end of 2014.

Near field discoveries were made in the quarter: (i) in Egypt, new oil and gas discoveries in the onshore Melehia field in the Western desert; and (ii) in Libya, a gas and condensates discovery in the offshore Bahr Essalam Sud exploration prospect, which is located in the contractual area D, in proximity of the production facilities of the Bahr Essalam field.

In Indonesia, evaluation activities at the Merakes gas discovery, located in the deep offshore of the East Sepinngan block (Eni 85%, operator), increased significantly the gas reserves in place. Eni will anticipate the appraisal campaign in order to evaluate the possible fast track development of the discovery optimizing the synergies with the nearby Jangkrik field, also operated by Eni.

In addition the following start-ups were achieved in the quarter:
(i) Nené discovery, in Marine XII block in Congo just eight months after obtaining the production permit. The early production phase is yielding 7,500 boe/d leveraging on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of over 30 wells, with a plateau of over 120,000 boe/d;
(ii) Hadrian South field, in the Gulf of Mexico with an estimated daily production of 10 million cubic of gas and 2,250 barrels of liquids (approximately 16 kboe/d net to Eni) and Lucius field with a daily production of approximately 7 kboe/d net to Eni; and
(iii) Other field start-ups were West Franklin in the United Kingdom and Eldfisk 2 Phase 1 in Norway.

Outlook
The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks have the potential to mitigate this outlook: uncertainty remains around the strength of the Eurozone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as financial stability. Oil prices are forecast to be significantly lower than the last year, due to oversupplied global markets. In the Exploration & Production segment, management will perform efficiency initiatives of operating costs and investment optimizations, while retaining a strong focus on project execution and time-to-market in order to cope with the negative impact of a lower oil price environment. Looking at the Company’s other business segments mainly exposed to the European economic outlook, Eni’s management anticipates challenging trading conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure. The fall in oil prices may only lessen the negative impact of such trends. A recovery in profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Management expects the following production and sales trends for Eni's businesses:
- Hydrocarbon production: production is expected to increase compared to the previous year even excluding positive price effects in the Company PSAs, thanks to new fields start-ups and the ramp-ups of the projects launched in 2014, mainly in Angola, Congo, Egypt, Venezuela, the United States and Norway, as well as expectations of higher volumes in Libya;
- Gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation in the wholesale and retail markets in order to mitigate competitive pressures;
- Refining throughputs on Eni’s account: volumes are expected to increase in order to capture short-term opportunities in the current scenario, as well as due to a better performance expected at the Eni EST conversion unit at the Sannazzaro refinery and lower planned downtime. Those increases will be partly offset by the shutdown of the Gela plant, which is undergoing a reconversion plan;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to remain stable compared to 2014. While we anticipate weak demand trends and strong competitive pressure, we plan to leverage on marketing initiatives to maintain the Company’s market share.

In 2015, in the context of lower oil prices, Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels, excluding the impact of the US dollar exchange rate. These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term. Management expects that based on projected cash flows from operations and portfolio transactions, leverage at year end will remain within the 0.30 threshold.

This press release for the first quarter of 2015 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF).
Results and cash flow are presented for the first quarter of 2015 and for the first quarter and the fourth quarter of 2014. Information on liquidity and capital resources relates to end of the periods as of March 31, 2015, and December 31, 2014. Statements presented in this press release are comparable with those presented in the statutory financial statements of the Company’s consolidated annual report on Form 20-F and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Those criteria are unchanged from the 2014 annual report on form 20-F filed with the US SEC on April 2, 2015 which investors are urged to read.

New segmental reporting of Eni With effect from January 1, 2015, Eni’s reportable segments in accordance to IFRS 8 have been regrouped as follows:
•	E&P: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;
•	G&P: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. G&P is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins. Those activities of crude oil supply and marketing and commodity risk management are the responsibility of the G&P segment manager, the latter in order to exploit in a better way the benefits of pooling different exposure to the commodity risk of the Group business units. In previous reporting periods, results of the activity of supply and marketing of crude oil and the activity of commodity risk management due to exposure to crude oil prices were reported in the Refining & Marketing segment;
•	R&M and Chemicals: is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals. In previous reporting periods, these two operating segments were reported separately. The R&M and Chemicals operating segments are combined into a single reportable segment because a single manager is accountable for both the two segments, show similar long-term economic performance, have comparable products, share a similarity of production processes due to existing technical and plant interconnections and exchanges of streams of products and utilities as a result of the proximity of refineries and cracking units, have comparable customer industries and distribution channels and operate in similar competitive environments;
•	Engineering & Construction: Eni through its subsidiary Saipem which is listed on the Italian Stock Exchange (Eni’s share being 43%) is engaged in the design, procurement and construction of industrial complexes, plants and infrastructures for the oil&gas industries and in supplying drilling and other oilfield services; and
•	Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial (this latter was reported separately in previous reporting periods).

The segmental financial information reported to the Group Board of Directors comprises segment revenues, operating profit, as well as segmental assets and liabilities which are reviewed only on occasion of the statutory reports (the annual and the interim reports). Furthermore, management also assesses the adjusted operating and net profit by business segment. Adjusted results represent non-GAAP measures and are disclosed elsewhere in this press release.
The comparative reporting periods of this press release have been restated consistently with the new segmental reporting adopted by the Group.
In the table below the key performance indicators of segmental reporting are furnished with reference to the full year 2014 and quarterly reporting periods as restated in accordance with the new reportable segments adopted by Eni

AS REPORTED

(euro million)	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

First quarter 2014
Net sales from operations	7,434	9,224	13,347	1,402	2,891	329	15	(5,439)	29,203
Operating profit	3,430	613	(361)	(128)	127	(80)	(52)	97	3,646
Adjusted operating profit	3,450	241	(223)	(89)	128	(81)	(45)	110	3,491
Second quarter 2014
Net sales from operations	7,368	5,558	15,339	1,402	3,075	342	19	(5,750)	27,353
Operating profit	2,791	40	(262)	(158)	164	(63)	(93)	(164)	2,255
Adjusted operating profit	2,981	70	(219)	(93)	165	(58)	(43)	(75)	2,728
Third quarter 2014
Net sales from operations	7,285	5,533	14,539	1,285	3,509	308	17	(5,876)	26,600
Operating profit	3,072	(352)	(219)	(120)	150	(69)	(27)	144	2,579
Adjusted operating profit	3,088	(109)	39	(98)	155	(65)	(42)	64	3,032
Fourth quarter 2014
Net sales from operations	6,401	7,935	12,928	1,195	3,398	399	27	(5,592)	26,691
Operating profit	1,473	(115)	(1,387)	(298)	(423)	(34)	(100)	321	(563)
Adjusted operating profit	2,032	108	195	(66)	31	(61)	(48)	132	2,323
Full year 2014
Net sales from operations	28,488	28,250	56,153	5,284	12,873	1,378	78	(22,657)	109,847
Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Adjusted operating profit	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574
Assets directly attributable	68,113	16,603	12,993	3,059	14,210	1,042	258	(486)	115,792

AS RESTATED

(euro million)	E&P	G&P	R&M and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

First quarter 2014
Net sales from operations	7,434	19,973	7,016	2,891	338	(8,449)	29,203
Operating profit	3,430	611	(487)	127	(132)	97	3,646
Adjusted operating profit	3,450	242	(313)	128	(126)	110	3,491
Second quarter 2014
Net sales from operations	7,368	17,968	7,439	3,075	353	(8,850)	27,353
Operating profit	2,791	(19)	(361)	164	(156)	(164)	2,255
Adjusted operating profit	2,981	14	(256)	165	(101)	(75)	2,728
Third quarter 2014
Net sales from operations	7,285	17,311	7,859	3,509	318	(9,682)	26,600
Operating profit	3,072	(414)	(277)	150	(96)	144	2,579
Adjusted operating profit	3,088	(180)	12	155	(107)	64	3,032
Fourth quarter 2014
Net sales from operations	6,401	18,182	6,680	3,398	420	(8,390)	26,691
Operating profit	1,473	(114)	(1,686)	(423)	(134)	321	(563)
Adjusted operating profit	2,032	92	145	31	(109)	132	2,323
Full year 2014
Net sales from operations	28,488	73,434	28,994	12,873	1,429	(35,371)	109,847
Operating profit	10,766	64	(2,811)	18	(518)	398	7,917
Adjusted operating profit	11,551	168	(412)	479	(443)	231	11,574
Assets directly attributable	68,113	19,342	13,313	14,210	1,300	(486)	115,792

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter 2015 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results for the first quarter 2015
(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

26,691	Net sales from operations	29,203	23,786	(18.5)
(563)	Operating profit	3,646	1,551	(57.5)
1,255	Exclusion of inventory holding (gains) losses	7	125
1,631	Exclusion of special items	(162)	(109)

2,323	Adjusted operating profit	3,491	1,567	(55.1)

	Breakdown by segment:
2,032	Exploration & Production	3,450	955	(72.3)
92	Gas & Power	242	294	21.5
145	Refining & Marketing and Chemicals	(313)	121	..
31	Engineering & Construction	128	160	25.0
(109)	Corporate and other activities	(126)	(89)	29.4
132	Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	110	126
(223)	Net finance (expense) income (b)	(221)	(185)
(287)	Net income from investments (b)	196	299
(1,374)	Income taxes (b)	(2,235)	(977)
75.8	Tax rate (%)	64.5	58.1

439	Adjusted net profit	1,231	704	(42.8)

(2,384)	Net profit attributable to Eni's shareholders	1,303	704	(46.0)
864	Exclusion of inventory holding (gains) losses	6	87
1,984	Exclusion of special items	(118)	(143)

464	Adjusted net profit attributable to Eni's shareholders	1,191	648	(45.6)

	Net profit attributable to Eni's shareholders
(0.66)	per share (euro)	0.36	0.20	(44.4)
(1.65)	per ADR ($)	0.99	0.45	(54.5)
	Adjusted net profit attributable to Eni's shareholders
0.13	per share (euro)	0.33	0.18	(45.5)
0.32	per ADR ($)	0.90	0.41	(54.4)
3,603.4	Weighted average number of outstanding shares (c)	3,617.9	3,601.1
5,386	Net cash provided by operating activities	2,151	2,304	7.1

3,633	Capital expenditure	2,545	2,899	13.9

(a) Unrealized intragroup profit elimination mainly pertained to intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

76.27	Average price of Brent dated crude oil (a)	108.20	53.97	(50.1)
1.249	Average EUR/USD exchange rate (b)	1.370	1.126	(17.8)
61.06	Average price in euro of Brent dated crude oil	78.98	47.93	(39.3)
4.97	Standard Eni Refining Margin (SERM) (c)	1.17	7.57	..
8.37	Price of NBP gas (d)	9.95	7.27	(26.9)
0.08	Euribor - three-month euro rate (%)	0.30	0.05	(83.3)
0.24	Libor - three-month dollar rate (%)	0.24	0.26	8.3

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the first quarter of 2015, Eni reported operating profit of euro 1,551 million and net profit of euro 704 million, compared to operating profit of euro 3,646 million and net profit of euro 1,303 million in the first quarter of 2014. The operating performance was negatively impacted by sharply lower Brent prices (down by 50%) due to overcapacity and by weak fundamentals of the energy sector across Europe reflecting low recovery in demand, oversupply and overcapacity, as well as continuing competitive pressure. This scenario was partly offset by the depreciation of the euro against the US dollar and by the positive effect of lower oil-based feedstock costs in refining and chemical margins.
The decline of the Exploration & Production segment operating profit, which reflected lower revenues, was partly offset by progress made in turning around the refining and chemical businesses, which also benefited from increasing margins, and the Gas & Power segment. This latter was positively influenced by improved competitiveness on the back of the ongoing process of renegotiating the long-term gas supply portfolio and by a better performance reported by the high-value segments, mainly the retail gas, in spite of lower one-off gains from contracts renegotiation compared to the year-ago quarter.
Net profit benefited from a gain on the fair-valued interests in Galp and Snam, which underlay two convertible bonds (euro 185 million; euro 65 million the gain recorded in the first quarter of 2014) and a reduction of approximately 9 percentage points in the Group tax rate. This reflected a lower share of taxable profit reported by the Exploration and Production segment, the afore mentioned gains which are non-taxable items, as well as a reversal of deferred taxation due to changes in the United Kingdom tax law.

Adjusted
In the first quarter of 2015, adjusted operating profit of euro 1,567 million decreased by 55.1% from the first quarter of 2014. Adjusted net profit attributable to Eni’s shareholders of euro 648 million decreased by euro 543 million from the first quarter of 2014 (or down by 45.6%).
Adjusted net profit was calculated by excluding an inventory holding loss of euro 87 million and special gains of euro 143 million, net of tax. Furthermore, adjusted operating profit comprises exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency (gains of euro 66 million).

Special items of the operating profit (net gains of euro 109 million) comprised: (i) gains on divestment of non-strategic oil&gas assets (euro 335 million), mainly in Nigeria; (ii) the effects of the fair-value evaluation of certain commodity derivatives contracts which lack the formal criteria to be accounted as hedges under IFRS (charges of euro 106 million); (iii) impairment of investments (euro 28 million) made for compliance and stay-in-business purposes which related to cash generating units that were completely written-off in previous reporting periods in the Refining & Marketing and Chemicals segment; and (iv) environmental provisions and provisions for redundancy incentives (euro 20 million and euro 6 million, respectively).

Non-operating special items excluded from the adjusted results mainly comprised the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem future exposure on acquired contracts for the part yet to be executed (euro 365 million). Special items on income taxes related to tax effects of special gains/charges and a reversal of deferred taxation due to changes in the United Kingdom tax law.

Results by business segment
The trend in the Group’s adjusted net profit reflected lower adjusted operating results recorded by the Exploration & Production segment, offset by improvements in the Refining & Marketing and Chemicals, Gas & Power and Engineering & Construction segments.

Exploration & Production
In the first quarter of 2015, the Exploration & Production segment reported a decrease of euro 2,495 million in adjusted operating profit, down by 72.3%, to euro 955 million. This result reflected sharply lower oil and gas realizations in dollar terms (down by 46.5% on average) driven by lower marker Brent prices (down by 50.1%) and the weakness of the gas market, in Europe and in the United States. These negatives were partly offset by positive exchange rate effects, higher production sold, as well as lower exploration activity. Adjusted net profit amounting to euro 118 million, declined by 91%, reflecting an increased adjusted tax rate (up 25.5 percentage points) due to a larger share of taxable profit reported in countries with higher rates of taxes and non-deductible expenses.

Gas & Power
In the first quarter of 2015, the Gas & Power segment reported an adjusted operating profit of euro 294 million, which was up by euro 52 million, or 21.5% from the same period of the previous year. The increase was due to better competitiveness of the long-term gas supply portfolio on the back of the renegotiation process, as well as the improved performance reported by the high-value segments, namely the retail gas segment. These positives were partly offset by lower one-offs as the renegotiations made in 2014 also comprised the purchase costs of volumes supplied in previous reporting periods. Overall, the Gas & Power segment reported an adjusted net profit of euro 218 million, improving by euro 57 million from the same quarter of the previous year.

Refining & Marketing and Chemicals
In the first quarter of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 121 million, a big rebound from the adjusted operating loss of euro 313 million incurred in the first quarter of 2014 (up by euro 434 million). This increase is mostly attributable to the Refining & Marketing segment (up by euro 315 million) following a recovery in refining margins (up by 6.40 $/bl from 1.17 $/bl in the first quarter of 2014) in spite of structural headwinds particularly in the Mediterranean area, as well as efficiency and optimization gains.
The operating performance of the Chemical segment improved by euro 119 million reflecting higher product margins and volumes in intermediates, polyethylene and styrene, which were helped by temporary supply shortage of certain product categories, and cost efficiencies and turnaround programs.
Adjusted net profit of euro 96 million increased by euro 335 million from the first quarter of 2014 when this segment reported an adjusted net loss of euro 239 million.

Engineering & Construction
In the first quarter of 2015, the Engineering & Construction segment reported an adjusted operating profit of euro 160 million, increasing by euro 32 million from the first quarter of 2014, or 25%, reflecting activity ramp-up at recently acquired orders. Adjusted net profit of euro 111 million increased by euro 16 million.

Summarized Group Balance Sheet5

(euro million)

Dec. 31, 2014	Mar. 31, 2015	Change vs. Dec. 31, 2014

Fixed assets
Property, plant and equipment	71,962	78,509	6,547
Inventories - Compulsory stock	1,581	1,738	157
Intangible assets	3,645	3,653	8
Equity-accounted investments and other investments	5,130	5,734	604
Receivables and securities held for operating purposes	1,861	2,116	255
Net payables related to capital expenditure	(1,971)	(1,592)	379

	82,208	90,158	7,950
Net working capital
Inventories	7,555	7,590	35
Trade receivables	19,709	21,450	1,741
Trade payables	(15,015)	(16,177)	(1,162)
Tax payables and provisions for net deferred tax liabilities	(1,865)	(2,597)	(732)
Provisions	(15,898)	(16,459)	(561)
Other current assets and liabilities	222	481	259

	(5,292)	(5,712)	(420)
Provisions for employee post-retirement benefits	(1,313)	(1,313)
Assets held for sale including related liabilities	291	209	(82)

CAPITAL EMPLOYED, NET	75,894	83,342	7,448

Eni shareholders’ equity	59,754	65,772	6,018
Non-controlling interest	2,455	2,430	(25)
Shareholders’ equity	62,209	68,202	5,993
Net borrowings	13,685	15,140	1,455

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,894	83,342	7,448

Leverage	0.22	0.22

The summarized Group balance sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 5,751 million, euro 457 million and euro 5,294 million, respectively. This was due to translation of the financial statements of US-denominated subsidiaries reflecting an 11.4% appreciation of the US dollar (1 EUR = 1.076 USD at March 31, 2015 compared to 1.214 at December 31, 2014).

Fixed assets (euro 90,158 million) increased by euro 7,950 million from December 31, 2014. This trend was attributable to favorable currency movements, capital expenditure (euro 2,899 million) and the increase in the line item "Equity-accounted investments and other investments" due to the fair-value evaluation of Eni’s interests in Snam and Galp. Depreciation, depletion, amortization and impairment charges of euro 2,675 million partly offset those additions.

Net working capital (negative euro 5,712 million) reported a decrease of euro 420 million. This reflected: (i) higher tax payables and provisions for deferred taxes (down by euro 732 million) due to taxes accrued in the period and the fact that Italian excise taxes due on the volumes of fuels and gas delivered to final clients in the second half of December 2014 were paid before year end, whereas they are customarily paid the following month; those additions to liabilities were partly offset by income taxes paid in the period; (ii)

(5) The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

increased provisions (down by euro 561 million) reflecting currency movements; partly offset by (iii) a higher balance of trade receivables and trade payables (up by euro 579 million).

Net assets held for sale including related liabilities (euro 209 million) mainly included the fair value of the networks for marketing fuels in the Slovakia and Czech Republic, and the associated interest in the refining capacity.

Shareholders’ equity including non-controlling interest was euro 68,202 million, representing an increase of euro 5,993 million from December 31, 2014. This was due to comprehensive income for the quarter (euro 5,997 million) due to net profit (euro 618 million), positive foreign currency translation differences (euro 5,294 million) and a positive change in the cash flow hedge reserve (euro 117 million).

Summarized Group Cash Flow Statement6

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	Change

(2,664)	Net profit	1,337	618	(719)
	Adjustments to reconcile net profit to net cash provided by operating activities:
4,585	- depreciation, depletion and amortization and other non-monetary items	2,112	2,305	193
11	- net gains on disposal of assets	(5)	(328)	(323)
1,651	- dividends, interests, taxes and other changes	2,390	799	(1,591)
3,288	Changes in working capital related to operations	(1,734)	416	2,150
(1,485)	Dividends received, taxes paid, interests (paid) received	(1,949)	(1,506)	443

5,386	Net cash provided by operating activities	2,151	2,304	153
(3,633)	Capital expenditure	(2,545)	(2,899)	(354)
(124)	Investments and purchase of consolidated subsidiaries and businesses	(60)	(61)	(1)
453	Disposals	2,177	547	(1,630)
482	Other cash flow related to capital expenditure, investments and disposals	(161)	(596)	(435)

2,564	Free cash flow	1,562	(705)	(2,267)
(510)	Borrowings (repayment) of debt related to financing activities	(17)	(172)	(155)
(833)	Changes in short and long-term financial debt	(56)	1,430	1,486
(124)	Dividends paid and changes in non-controlling interest and reserves	(195)		195
46	Effect of changes in consolidation and exchange differences	(1)	103	104

1,143	NET CASH FLOW	1,293	656	(637)

Change in net borrowings

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	Change

2,564	Free cash flow	1,562	(705)	(2,267)
	Net borrowings of acquired companies	(19)		19
	Net borrowings of divested companies		18	18
(288)	Exchange differences on net borrowings and other changes	(184)	(768)	(584)
(124)	Dividends paid and changes in non-controlling interest and reserves	(195)		195
2,152	CHANGE IN NET BORROWINGS	1,164	(1,455)	(2,619)

In the first quarter of 2015, net cash provided by operating activities amounted to euro 2,304 million. Proceeds from disposals were euro 547 million and mainly related to the divestment of non-strategic assets in the Exploration & Production business. These inflows funded part of the capital expenditure for the period (euro 2,899 million). The Group’s net debt increased by euro 1,455 million from December 31, 2014, reflecting currency translation differences amounting to euro 457 million. Net cash provided by operating activities was positively influenced by higher receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (up by euro 352 million from December 31, 2014).

(6) Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2015, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by segment for the first quarter of 2015 is provided in the following pages.

Exploration & Production

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

RESULTS	(euro million)
6,401	Net sales from operations		7,434	5,212	(29.9)
1,473	Operating profit		3,430	1,298	(62.2)
559	Exclusion of special items:		20	(343)
509	- asset impairments
(78)	- gains on disposal of assets		(1)	(334)
3	- provision for redundancy incentives		10	1
(31)	- commodity derivatives		1	11
(16)	- exchange rate differences and derivatives		10	(17)
172	- other			(4)
2,032	Adjusted operating profit		3,450	955	(72.3)
(66)	Net financial income (expense) (a)		(67)	(68)
85	Net income (expense) from investments (a)		28	24
(1,316)	Income taxes (a)		(2,098)	(793)
64.2	Tax rate (%)		61.5	87.0
735	Adjusted net profit		1,313	118	(91.0)

	Results also include:
2,884	- amortization and depreciation		1,870	2,244	20.0
	of which:
421	exploration expenditure		357	281	(21.3)
288	- amortization of exploratory drilling expenditures and other		278	216	(22.3)
133	- amortization of geological and geophysical exploration expenses		79	65	(17.7)
3,124	Capital expenditure		2,111	2,601	23.2
	of which:
414	- exploratory expenditure (b)		298	242	(18.8)

	Production (c) (d)
868	Liquids (e)	(kbbl/d)	822	860	4.6
4,284	Natural gas	(mmcf/d)	4,182	4,596	10.2
1,648	Total hydrocarbons	(kboe/d)	1,583	1,697	7.2

	Average realizations
66.44	Liquids (e)	($/bbl)	99.40	48.26	(51.4)
6.65	Natural gas	($/kcf)	7.47	5.11	(31.7)
53.45	Total hydrocarbons	($/boe)	71.49	38.28	(46.5)

	Average oil market prices
76.27	Brent dated	($/bbl)	108.20	53.97	(50.1)
61.06	Brent dated	(euro/bbl)	78.98	47.93	(39.3)
73.41	West Texas Intermediate	($/bbl)	98.75	48.55	(50.8)
3.77	Gas Henry Hub	($/mmbtu)	5.17	2.88	(44.3)

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 38.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the first quarter of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 955 million, representing a decrease of euro 2,495 million, or 72.3% from the first quarter of 2014. This result was driven by lower oil and gas realizations in dollar terms (down by 51.4% and 31.7%, respectively), reflecting trends in the marker Brent (down by 50.1%) and lower gas prices in Europe and in the United States, while being only partially offset by a favorable exchange rate environment, higher production volumes and lower exploration costs.

In the quarter, special charges determined a negative adjustment of euro 343 million relating to: (i) gains on disposals of non-strategic assets (euro 334 million), mainly in Nigeria; (ii) exchange rate differences and derivatives that have been reclassified to adjusted operating profit and relate to exchange rate exposure on trade payables and receivables (charge of euro 17 million); and (iii) a fair value loss of certain derivatives embedded in the pricing formulas of long-term gas supply agreements (charge of euro 11 million).

In the first quarter of 2015, adjusted net profit amounted to euro 118 million. This represented a decrease of euro 1,195 million, or 91%, compared to the same period of the previous year, due to lower operating performance and a higher tax rate (up by 25.5 percentage points) which reflected a larger share of taxable profit reported in countries with higher taxations and non-deductible costs.

Operating review

In the first quarter of 2015, Eni’s hydrocarbon production was 1.697 million boe/d, 7.2% higher compared to the first quarter of 2014. Excluding the price effects reported in Production Sharing Agreements and portfolio developments, production increased by 3.7% due to new field start-ups and continuing production ramp-up at fields started in 2014 mainly in Angola, Congo, Egypt and the United States, as well as increased production in Libya. These positive effects were partly offset by mature fields declines. The share of oil and natural gas produced outside Italy was 90% (89% in first quarter of 2014).

Liquids production (860 kbbl/d) increased by 38 kbbl/d, or 4.6% from the first quarter of 2014 with major increases mainly in Angola, Libya, the United States and Nigeria.

Natural gas production for the first quarter of 2015 was 4,596 mmcf/d, increasing by 414 mmcf/d (up by 10.2%). The mature fields declines were more than offset by the contribution of new fields start-ups and ramp-ups.

Gas & Power

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

RESULTS	(euro million)
18,182	Net sales from operations		19,973	16,373	(18.0)
(114)	Operating profit		611	186	(69.6)
(40)	Exclusion of inventory holding (gains) losses		(109)	31
246	Exclusion of special items:		(260)	77
24	- asset impairments		1
(42)	- risk provisions
7	- provision for redundancy incentives		1
247	- commodity derivatives		(267)	8
(19)	- exchange rate differences and derivatives		5	69
29	- other
92	Adjusted operating profit		242	294	21.5
1	Net finance income (expense) (a)		2	2
12	Net income from investments (a)		32	3
(71)	Income taxes (a)		(115)	(81)
67.6	Tax rate (%)		41.7	27.1
34	Adjusted net profit		161	218	35.4
61	Capital expenditure		28	18	(35.7)

	Natural gas sales (b)	(bcm)
8.35	Italy		11.18	10.08	(9.8)
15.35	International sales		15.58	15.54	(0.3)
13.11	- Rest of Europe		13.32	13.42	0.8
1.40	- Extra European markets		1.59	1.34	(15.7)
0.84	- E&P sales in Europe and in the Gulf of Mexico		0.67	0.78	16.4
23.70	Worldwide Gas Sales		26.76	25.62	(4.3)
	of which:
22.06	- sales of consolidated subsidiaries		24.37	24.23	(0.6)
0.80	- Eni's share of sales of natural gas of affiliates		1.72	0.61	(64.5)
0.84	- E&P sales in Europe and in the Gulf of Mexico		0.67	0.78	16.4
9.32	Electricity sales	(TWh)	8.25	8.47	2.7

(a) Excluding special items.
(b) Supplementary operating data is provided on page 39.

Results

In the first quarter of 2015, the Gas & Power segment reported an adjusted operating profit of euro 294 million, increasing by euro 52 million (up by 21.5%) from the corresponding period of 2014. This result reflected the improved competitiveness of the wholesale business due to contract renegotiations and a positive performance of high-value segments, mainly the retail segment due to higher volumes sold in France and more typical winter weather conditions compared to the first quarter of 2014. These positives were partially offset by lower one-off effects associated with contract renegotiations relating to the purchase costs of volumes supplied in previous reporting periods.

Adjusted operating profit for the quarter was calculated by including a positive adjustment of euro 77 million which comprised special charges of euro 8 million relating to fair-valued commodity derivatives lacking the formal requisites to be accounted as hedges under IFRS, as well as exchange rate differences and derivatives that are reclassified to adjusted operating profit and relate to exchange rate exposure in commodity pricing formulas and exposure on trade payables (gains of euro 69 million).

In the first quarter of 2015, the adjusted net profit amounted to euro 218 million. This represented an increase of euro 57 million from the same period of the previous year. This reflected better operating performance as described above, which was partially offset by lower results from equity-accounted entities.

Operating review

In the first quarter of 2015, Eni’s natural gas sales were 25.62 bcm, down by 4.3% from the same period of the previous year. Sales in Italy decreased by 9.8% to 10.08 bcm driven by lower spot sales and poor performance of the thermoelectric segment, partially offset by higher retail sales due to colder weather conditions. Sales in the European markets were barely unchanged at 12.29 bcm driven by the positive performance of the retail segment in France, partially offset by the divestment of GVS joint venture in Germany and lower sales to large customers. Sales to Extra European markets decreased by 15.7% to 1.34 bcm due to lower volumes marketed in the Far East.

Electricity sales were 8.47 TWh in the first quarter of 2015, increasing by 2.7% from a year earlier due to higher spot volumes.

Refining & Marketing and Chemicals

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

RESULTS	(euro million)
6,680	Net sales from operations		7,016	5,356	(23.7)
(1,686)	Operating profit		(487)	99	..
1,484	Exclusion of inventory holding (gains) losses		103	(133)
347	Exclusion of special items:		71	155
85	- environmental charges		8	20
161	- asset impairments		52	27
43	- gains on disposal of assets			(1)
(13)	- provision for redundancy incentives		1	4
43	- commodity derivatives		2	90
11	- exchange rate differences and derivatives			14
17	- other		8	1
145	Adjusted operating profit		(313)	121	..
211	- Refining & Marketing		(223)	92
(66)	- Chemicals		(90)	29
(3)	Net finance income (expense) (a)		(2)	(1)
(2)	Net income (expense) from investments (a)		34	35
(40)	Income taxes (a)		42	(59)
28.6	Tax rate (%)		..	38.1
100	Adjusted net profit		(239)	96	..
279	Capital expenditure		169	103	(39.1)

	Global indicator refining margin
4.97	Standard Eni Refining Margin (SERM) (b)	($/bbl)	1.17	7.57	547.0
	REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.45	Overall refining throughputs in Italy		4.96	5.78	16.5
6.63	Refining throughputs on own account		5.88	6.91	17.5
5.30	- Italy		4.77	5.68	19.1
1.33	- Rest of Europe		1.11	1.23	10.8
2.26	Retail sales		2.16	2.04	(5.6)
1.51	- Italy		1.45	1.35	(6.9)
0.75	- Rest of Europe		0.71	0.69	(2.8)
3.17	Wholesale sales		2.69	2.79	3.7
1.98	- Italy		1.68	1.71	1.8
1.19	- Rest of Europe		1.01	1.08	6.9
0.11	Wholesale sales outside Europe		0.10	0.10

1,297	Production of petrochemical products	(ktonnes)	1,441	1,430	(0.8)
1,195	Sales of petrochemical products	(euro million)	1,402	1,095	(21.9)

(a) Excluding special items.
(b) In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

Results

In the first quarter of 2015, the Refining & Marketing and Chemicals segment reported adjusted operating profit of euro 121 million, up by euro 434 million from the adjusted operating loss of euro 313 million reported in the same quarter of the previous year. This positive performance was mainly driven by the Refining & Marketing business which recorded an adjusted operating profit of euro 92 million, compared to an adjusted operating loss of euro 223 million in the first quarter of 2014. This improvement reflected better refining margins, which increased sixfold compared with the particularly depressed scenario of the first quarter of 2014, following a fall in oil prices and cost efficiencies.

The Chemical business reported an adjusted operating profit of euro 29 million, which represents an increase of euro 119 million from the operating loss of euro 90 million reported in the first quarter of 2014. The result benefited from higher product margins and volumes in intermediates, polyethylene and styrene, also due to temporary shortage of certain products, and cost efficiencies and turnaround programs.

Special charges excluded from adjusted operating profit of the first quarter of 2015 amounted to a net positive of euro 155 million. This comprised fair-value evaluation of certain commodity derivatives (charges of euro 90 million) lacking the formal criteria to be accounted as hedges under IFRS, impairment charges to write down compliance and stay-in-business capital expenditure at fully-impaired CGUs (euro 27 million), as well as the reclassification to adjusted operating profit of exchange rate differences and derivatives entered into to hedge commercial exposure (euro 14 million).

Adjusted net profit for the first quarter of 2015 amounted to euro 96 million, up by euro 335 million from the adjusted net loss of euro 239 million of the first quarter of 2014 due to a better operating performance.

Operating review

Eni’s refining throughputs for the first quarter of 2015 were 6.91 mmtonnes, up by 17.5% from the first quarter of 2014. Volumes processed in Italy increased by 19.1% driven by a favorable trading environment, as well as lower shutdowns at the Milazzo and Sannazzaro plants. These positives were partly offset by the shutdown of the Gela refinery. Outside Italy, Eni’s refining throughputs increased by 10.8% in the quarter, due to the increase in refining margins.

Retail sales in Italy were 1.35 mmtonnes in the first quarter of 2015, down by approximately 10 ktonnes, or 6.9%, due to strong competitive pressure. In the first quarter of 2015, Eni’s market share decreased by 1.7 percentage points from the first quarter of 2014 (from 25.9% to 24.2%).

Wholesale sales in Italy (1.71 mmtonnes in the first quarter of 2015) were barely unchanged from the first quarter of 2014 mainly due to higher sales of jet fuel and bunkering, offset by lower volumes of gasoil for heating reflecting the mild climate registered. Average market share in the first quarter of 2015 was 25.1% (compared with 27.3% in the first quarter of 2014).

Retail sales in the rest of Europe were 0.69 mmtonnes decreasing by 2.8% from the first quarter of 2014. Lower sales in the Czech Republic, Slovakia and France were offset by higher volumes in Germany, Austria and Switzerland.

Wholesale sales in the rest of Europe (1.08 mmtonnes in the first quarter of 2015) were slightly increased from the first quarter of 2014. Higher sales reported in the Iberian Peninsula, France and Germany were partly offset by lower volumes in Slovenia and Switzerland.

Petrochemical productions (1,430 mmtonnes) were substantially unchanged (down by 0.8%).

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

26,691	Net sales from operations	29,203	23,786	(18.5)
662	Other income and revenues	160	563	..
(23,824)	Operating expenses	(23,674)	(20,101)	15.1
(208)	Other operating income (expense)	248	(22)	..
(3,884)	Depreciation, depletion, amortization and impairments	(2,291)	(2,675)	(16.8)

(563)	Operating profit	3,646	1,551	(57.5)
(254)	Finance income (expense)	(236)	(513)	..
(245)	Net income from investments	213	297	39.4

(1,062)	Profit before income taxes	3,623	1,335	(63.2)
(1,602)	Income taxes	(2,286)	(717)	68.6
..	Tax rate (%)	63.1	53.7

(2,664)	Net profit	1,337	618	(53.8)

	of which attributable:
(2,384)	- Eni's shareholders	1,303	704	(46.0)
(280)	- non-controlling interest	34	(86)	..

(2,384)	Net profit attributable to Eni's shareholders	1,303	704	(46.0)
864	Exclusion of inventory holding (gains) losses	6	87
1,984	Exclusion of special items	(118)	(143)
464	Adjusted net profit attributable to Eni's shareholders (a)	1,191	648	(45.6)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,298	186	99	162	(93)	(101)	1,551
Exclusion of inventory holding (gains) losses		31	(133)			227	125

Exclusion of special items:
environmental charges			20				20
asset impairments			27		1		28
net gains on disposal of assets	(334)		(1)				(335)
provision for redundancy incentives	1		4	1			6
commodity derivatives	11	8	90	(3)			106
exchange rate differences and derivatives	(17)	69	14				66
other	(4)		1		3

Special items of operating profit	(343)	77	155	(2)	4		(109)

Adjusted operating profit	955	294	121	160	(89)	126	1,567
Net finance (expense) income (a)	(68)	2	(1)	(2)	(116)		(185)
Net income from investments (a)	24	3	35	7	230		299
Income taxes (a)	(793)	(81)	(59)	(54)	43	(33)	(977)

Tax rate (%)	87.0	27.1	38.1	32.7			58.1
Adjusted net profit	118	218	96	111	68	93	704

of which:
- adjusted net profit of non-controlling interest							56
- adjusted net profit attributable to Eni's shareholders							648

Reported net profit attributable to Eni's shareholders							704

Exclusion of inventory holding (gains) losses							87
Exclusion of special items							(143)

Adjusted net profit attributable to Eni's shareholders							648

(a) Excluding special items.

(euro million)

First Quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,430	611	(487)	127	(132)	97	3,646
Exclusion of inventory holding (gains) losses		(109)	103			13	7

Exclusion of special items:
environmental charges			8				8
asset impairments		1	52		2		55
net gains on disposal of assets	(1)						(1)
risk provisions					4		4
provision for redundancy incentives	10	1	1		(5)		7
commodity derivatives	1	(267)	2	1			(263)
exchange rate differences and derivatives	10	5					15
other			8		5		13

Special items of operating profit	20	(260)	71	1	6		(162)

Adjusted operating profit	3,450	242	(313)	128	(126)	110	3,491
Net finance (expense) income (a)	(67)	2	(2)	(1)	(153)		(221)
Net income from investments (a)	28	32	34	8	94		196
Income taxes (a)	(2,098)	(115)	42	(40)	10	(34)	(2,235)

Tax rate (%)	61.5	41.7	..	29.6			64.5
Adjusted net profit	1,313	161	(239)	95	(175)	76	1,231

of which:
- adjusted net profit of non-controlling interest							40
- adjusted net profit attributable to Eni's shareholders							1,191

Reported net profit attributable to Eni's shareholders							1,303

Exclusion of inventory holding (gains) losses							6
Exclusion of special items							(118)

Adjusted net profit attributable to Eni's shareholders							1,191

(a) Excluding special items.

(euro million)

Fourth Quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,473	(114)	(1,686)	(423)	(134)	321	(563)
Exclusion of inventory holding (gains) losses		(40)	1,484			(189)	1,255

Exclusion of special items:
environmental charges			85		36		121
asset impairments	509	24	161	420	5		1,119
net gains on disposal of assets	(78)		43	1	4		(30)
risk provisions		(42)		25	5		(12)
provision for redundancy incentives	3	7	(13)	3	(28)		(28)
commodity derivatives	(31)	247	43	5			264
exchange rate differences and derivatives	(16)	(19)	11				(24)
other	172	29	17		3		221

Special items of operating profit	559	246	347	454	25		1,631

Adjusted operating profit	2,032	92	145	31	(109)	132	2,323
Net finance (expense) income (a)	(66)	1	(3)	(2)	(153)		(223)
Net income from investments (a)	85	12	(2)	(6)	(376)		(287)
Income taxes (a)	(1,316)	(71)	(40)	(28)	127	(46)	(1,374)

Tax rate (%)	64.2	67.6	28.6	..			75.8
Adjusted net profit	735	34	100	(5)	(511)	86	439

of which:
- adjusted net profit of non-controlling interest							(25)
- adjusted net profit attributable to Eni's shareholders							464

Reported net profit attributable to Eni's shareholders							(2,384)

Exclusion of inventory holding (gains) losses							864
Exclusion of special items							1,984

Adjusted net profit attributable to Eni's shareholders							464

(a) Excluding special items.

Breakdown special items

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

121	Environmental charges	8	20
1,119	Asset impairments	55	28
(30)	Net gains on disposal of assets	(1)	(335)
(12)	Risk provisions	4
(28)	Provisions for redundancy incentives	7	6
264	Commodity derivatives	(263)	106
(24)	Exchange rate differences and derivatives	15	66
221	Other	13

1,631	Special items of operating profit	(162)	(109)

31	Net finance (income) expense	15	328
	of which:
24	- exchange rate differences and derivatives	(15)	(66)
(42)	Net income from investments	(17)	2
	of which:
(63)	- gains on disposal of assets	(2)	2
	Galp	(2)
(54)	South Stream
(11)	- impairments of equity investments
619	Income taxes	52	(222)
	of which:
954	- impairment of deferred tax assets of Italian subsidiaries
36	- deferred tax adjustment on PSAs
(42)	- re-allocation of tax impact on intercompany dividends and other special items	10	(133)
(329)	- taxes on special items of operating profit	42	(89)

2,239	Total special items of net profit	(112)	(1)

	Attributable to:
255	- non-controlling interest	6	142
1,984	- Eni's shareholders	(118)	(143)

Net sales from operations

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

6,401	Exploration & Production	7,434	5,212	(29.9)
18,182	Gas & Power	19,973	16,373	(18.0)
6,680	Refining & Marketing and Chemicals	7,016	5,356	(23.7)
5,593	- Refining & Marketing	5,821	4,371	(24.9)
1,195	- Chemicals	1,402	1,095	(21.9)
(108)	- Consolidation adjustment	(207)	(110)
3,398	Engineering & Construction	2,891	3,020	4.5
420	Corporate and other activities	338	353	4.4
78	Impact of unrealized intragroup profit elimination	(13)	(28)
(8,468)	Consolidation adjustment	(8,436)	(6,500)
26,691		29,203	23,786	(18.5)

Operating expenses

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

22,500	Purchases, services and other	22,333	18,682	(16.3)
111	of which: other special items	12	20
1,324	Payroll and related costs	1,341	1,419	5.8
(28)	of which: provision for redundancy incentives and other	7	6
23,824		23,674	20,101	(15.1)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

2,377	Exploration & Production	1,870	2,244	20.0
88	Gas & Power	84	89	6.0
101	Refining & Marketing and Chemicals:	96	110	14.6
76	- Refining & Marketing	73	85	16.4
25	- Chemicals	23	25	8.7
188	Engineering & Construction	176	192	9.1
20	Corporate and other activities	16	18	12.5
(7)	Impact of unrealized intragroup profit elimination	(6)	(6)
2,767	Total depreciation, depletion and amortization	2,236	2,647	18.4

1,117	Impairments	55	28	(49.1)

3,884		2,291	2,675	16.8

Net income from investments

(euro million)

First Quarter of 2015	Exploration & Production	Gas &Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	17	3	(3)	7		24
Dividends	4		38			42
Net gains on disposal		(47)	32	13		(2)
Other income (expense), net	3				230	233

	24	(44)	67	20	230	297

Income taxes

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	Change

	Profit before income taxes
(1,919)	Italy	454	(130)	(584)
857	Outside Italy	3,169	1,465	(1,704)
(1,062)		3,623	1,335	(2,288)
	Income taxes
508	Italy	244	5	(239)
1,094	Outside Italy	2,042	712	(1,330)
1,602		2,286	717	(1,569)
	Tax rate (%)
..	Italy	53.7	..	..
..	Outside Italy	64.4	48.6	(15.8)
..		63.1	53.7	(9.4)

Adjusted net profit

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

735	Exploration & Production	1,313	118	(91.0)
34	Gas & Power	161	218	35.4
100	Refining & Marketing and Chemicals:	(239)	96	..
158	- Refining & Marketing	(163)	71
(58)	- Chemicals	(76)	25
(5)	Engineering & Construction	95	111	16.8
(511)	Corporate and other activities	(175)	68	..
86	Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	76	93
439		1,231	704	(42.8)
	Attributable to:
464	- Eni's shareholders	1,191	648	(45.6)
(25)	- non-controlling interest	40	56	40.0

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2014	March 31, 2015	Change vs. Dec. 31, 2014

Total debt	25,891	28,161	2,270
Short-term debt	6,575	10,393	3,818
Long-term debt	19,316	17,768	(1,548)
Cash and cash equivalents	(6,614)	(7,270)	(656)
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,052)	(15)
Financing receivables for non-operating purposes	(555)	(699)	(144)

Net borrowings	13,685	15,140	1,455

Shareholders' equity including non-controlling interest	62,209	68,202	5,993
Leverage	0.22	0.22

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. No. DEM/6064293 of 2006).

Bonds maturing in the 18-month period starting on March 31, 2015

(euro million)
Issuing entity	Amount at March 31, 2015 (a)
Eni SpA	5,805
Eni Finance International SA	236
6,041

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first quarter of 2015 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at March 31, 2015 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	994	2026	fixed	1.50

994

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(euro million)

Dec. 31, 2014	Mar. 31, 2015

ASSETS
Current assets
Cash and cash equivalents	6,614	7,270
Financial assets held for trading	5,024	5,041
Financial assets available for sale	257	261
Trade and other receivables	28,601	31,325
Inventories	7,555	7,590
Current tax assets	762	857
Other current tax assets	1,209	1,186
Other current assets	4,385	3,592

	54,407	57,122
Non-current assets
Property, plant and equipment	71,962	78,509
Inventory - compulsory stock	1,581	1,738
Intangible assets	3,645	3,653
Equity-accounted investments	3,115	3,465
Other investments	2,015	2,269
Other financial assets	1,022	1,119
Deferred tax assets	5,231	5,585
Other non-current receivables	2,773	2,812

	91,344	99,150
Assets held for sale	456	345

TOTAL ASSETS	146,207	156,617
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,716	3,769
Current portion of long-term debt	3,859	6,624
Trade and other payables	23,703	24,649
Income taxes payable	534	560
Other taxes payable	1,873	2,583
Other current liabilities	4,489	3,747

	37,174	41,932
Non-current liabilities
Long-term debt	19,316	17,768
Provisions for contingencies	15,898	16,459
Provisions for employee benefits	1,313	1,313
Deferred tax liabilities	7,847	8,332
Other non-current liabilities	2,285	2,475

	46,659	46,347
Liabilities directly associated with assets held for sale	165	136

TOTAL LIABILITIES	83,998	88,415
SHAREHOLDERS' EQUITY
Non-controlling interest	2,455	2,430
Eni shareholders' equity
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(284)	(195)
Other reserves	57,343	61,839
Treasury shares	(581)	(581)
Interim dividend	(2,020)
Net profit	1,291	704

Total Eni shareholders' equity	59,754	65,772
TOTAL SHAREHOLDERS' EQUITY	62,209	68,202
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,207	156,617

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

	REVENUES
26,691	Net sales from operations	29,203	23,786
662	Other income and revenues	160	563
27,353	Total revenues	29,363	24,349

	OPERATING EXPENSES
22,500	Purchases, services and other	22,333	18,682
1,324	Payroll and related costs	1,341	1,419
(208)	OTHER OPERATING (EXPENSE) INCOME	248	(22)

3,884	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,291	2,675

(563)	OPERATING PROFIT	3,646	1,551

	FINANCE INCOME (EXPENSE)
343	Finance income	1,553	5,189
(773)	Finance expense	(1,744)	(5,187)
2	Finance income from financial assets held for trading, net	4	16
174	Derivative financial instruments	(49)	(531)
(254)		(236)	(513)

	INCOME (EXPENSE) FROM INVESTMENTS
(22)	Share of profit (loss) of equity-accounted investments	66	24
(223)	Other gain (loss) from investments	147	273
(245)		213	297

(1,062)	PROFIT BEFORE INCOME TAXES	3,623	1,335
(1,602)	Income taxes	(2,286)	(717)

(2,664)	Net profit	1,337	618

	Attributable to:
(2,384)	- Eni's shareholders	1,303	704
(280)	- non-controlling interest	34	(86)

	Net profit per share (euro per share)
(0.66)	- basic	0.36	0.20
(0.66)	- diluted	0.36	0.20

COMPREHENSIVE INCOME

(euro million)

First Quarter 2014	First Quarter 2015

Net profit	1,337	618
Items subsequently reclassifiable to profit and loss account	208	5,379
Foreign currency translation differences	18	5,294
Fair value evaluation of available for sale investments	14
Change in the fair value of cash flow hedging derivatives	249	117
Change in the fair value of available-for-sale securities	3	1
Taxation	(76)	(33)

	208	5,379

Total comprehensive income	1,545	5,997
Attributable to:
- Eni's shareholders	1,510	6,021
- non-controlling interest	35	(24)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders' equity at December 31, 2014		62,209
Total comprehensive income	5,997
Other changes	(4)

Total changes		5,993

Shareholders' equity at March 31, 2015		68,202

Attributable to:
- Eni's shareholders		65,772
- non-controlling interest		2,430

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

(2,664)	Net profit	1,337	618
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,767	Depreciation, depletion and amortization	2,236	2,647
1,117	Impairments of tangible and intangible assets, net	55	28
22	Share of profit (loss) of equity-accounted investments	(66)	(24)
11	Gain on disposal of assets, net	(5)	(328)
(95)	Dividend income	(36)	(42)
(51)	Interest income	(31)	(50)
195	Interest expense	171	174
1,602	Income taxes	2,286	717
679	Other changes	(111)	(328)
	Changes in working capital:
2,045	- inventories	502	181
(943)	- trade receivables	(1,359)	(912)
1,192	- trade payables	(733)	452
(321)	- provisions for contingencies	90	(377)
1,315	- other assets and liabilities	(234)	1,072
3,288	Cash flow from changes in working capital	(1,734)	416
	Net change in the provisions for employee benefits	(2)	(18)
172	Dividends received	107	26
34	Interest received	17	31
(244)	Interest paid	(193)	(293)
(1,447)	Income taxes paid, net of tax receivables received	(1,880)	(1,270)
5,386	Net cash provided by operating activities	2,151	2,304
	Investing activities:
(3,164)	- tangible assets	(2,210)	(2,641)
(469)	- intangible assets	(335)	(258)
	- consolidated subsidiaries and businesses	(15)
(124)	- investments	(45)	(61)
(164)	- securities	(64)	(37)
(591)	- financing receivables	(484)	(378)
382	- change in payables and receivables in relation to investments and capitalized depreciation	(114)	(556)
(4,130)	Cash flow from investments	(3,267)	(3,931)
	Disposals:
88	- tangible assets		382
8	- intangible assets		17
	- consolidated subsidiaries and businesses		34
357	- investments	2,177	114
8	- securities	35	10
233	- financing receivables	468	186
104	- change in payables and receivables in relation to disposals	(19)	7
798	Cash flow from disposals	2,661	750
(3,332)	Net cash used in investing activities (*)	(606)	(3,181)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

388	Proceeds from long-term debt	991	4,181
(905)	Repayments of long-term debt	(1,416)	(3,617)
(316)	Increase (decrease) in short-term debt	369	866
(833)		(56)	1,430
(35)	Dividends paid to Eni's shareholders
(1)	Dividends paid to non-controlling interests	(44)
(88)	Net purchase of treasury shares	(151)
(957)	Net cash used in financing activities	(251)	1,430
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(3)
46	Effect of exchange rate changes on cash and cash equivalents and other changes	(1)	106
1,143	Net cash flow for the period	1,293	656
5,471	Cash and cash equivalents - beginning of the period	5,431	6,614
6,614	Cash and cash equivalents - end of the period	6,724	7,270

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

	Financing investments:
(154)	- securities	(28)	(32)
(429)	- financing receivables	(67)	(191)
(583)		(95)	(223)
	Disposal of financing investments:
2	- securities	27	3
71	- financing receivables	51	48
73		78	51
(510)	Net cash flows from financing activities	(17)	(172)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

	Effect of investment of companies included in consolidation and businesses
	Current assets	60
	Non-current assets	32
	Net borrowings	(19)
	Current and non-current liabilities	(43)
	Net effect of investments	30
	Fair value of investments held before the acquisition of control	(15)
	Purchase price	15
	less:
	Cash and cash equivalents
	Cash flow on investments	15
	Effect of disposal of consolidated subsidiaries and businesses
5	Current assets		7
2	Non-current assets		19
	Net borrowings		(17)
(2)	Current and non-current liabilities		(8)
5	Net effect of disposals		1
(5)	Gains/losses on disposal		34
	Selling price		35
	less:
	Cash and cash equivalents		(1)
	Cash flow on disposals		34

Capital expenditure

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

3,124	Exploration & Production	2,111	2,601	23.2
414	- exploration	298	242	(18.8)
2,672	- development	1,784	2,346	31.5
38	- other expenditure	29	13	(55.2)
61	Gas & Power	28	18	(35.7)
279	Refining & Marketing and Chemicals	169	103	(39.1)
196	- Refining & Marketing	111	73	(34.2)
83	- Chemicals	58	30	(48.3)
219	Engineering & Construction	204	150	(26.5)
39	Corporate and other activities	25	7	(72.0)
(89)	Impact of unrealized intragroup profit elimination	8	20

3,633		2,545	2,899	13.9

In the first quarter of 2015, capital expenditure amounted to euro 2,899 million (euro 2,545 million in the first quarter of 2014) relating mainly to:
- development activities deployed mainly in Angola, Norway, Congo, Italy, Indonesia, Kazakhstan the United States, Libya and exploratory activities of which 97% was spent outside Italy, primarily in Cyprus, Libya, Indonesia, the United Kingdom, the United States, Congo, Italy and Egypt;
- upgrading of the fleet used in the Engineering & Construction segment (euro 150 million);
- refining, supply and logistics in Italy and outside Italy (euro 60 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 13 million); and
- initiatives to improve flexibility of the combined cycle power plants (euro 9 million).

Exploration & Production capital expenditure by geographic area

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

242	Italy	206	198	(3.9)
559	Rest of Europe	370	451	21.9
364	North Africa	186	389	..
1,195	Sub-Saharan Africa	769	780	1.4
169	Kazakhstan	113	177	56.6
310	Rest of Asia	194	400	..
226	America	250	191	(23.6)
59	Australia and Oceania	23	15	(34.8)

3,124		2,111	2,601	23.2

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

1,648	Production of oil and natural gas (a) (b)	(kboe/d)	1,583	1,697
182	Italy		182	165
196	Rest of Europe		192	186
590	North Africa		542	638
339	Sub-Saharan Africa		324	342
85	Kazakhstan		102	100
97	Rest of Asia		96	109
131	America		117	128
28	Australia and Oceania		28	29
143.3	Production sold (a)	(mmboe)	134.7	144.5

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

868	Production of liquids (a)	(kbbl/d)	822	860
76	Italy		75	66
93	Rest of Europe		97	89
266	North Africa		246	248
247	Sub-Saharan Africa		232	256
49	Kazakhstan		59	57
42	Rest of Asia		29	50
90	America		77	87
5	Australia and Oceania		7	7

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

4,284	Production of natural gas (a) (b)	(mmcf/d)	4,182	4,596
583	Italy		590	548
565	Rest of Europe		521	534
1,780	North Africa		1,630	2,135
501	Sub-Saharan Africa		508	471
201	Kazakhstan		236	235
306	Rest of Asia		367	327
224	America		216	226
124	Australia and Oceania		114	120

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (398 and 401 mmcf/d in the first quarter 2015 and 2014, respectively and 408 mmcf/d in the fourth quarter 2014).

Gas & Power

Natural gas sales by market

(bcm)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015	% Ch.

8.35	ITALY	11.18	10.08	(9.8)
1.14	- Wholesalers	1.43	1.72	20.3
2.33	- Italian exchange for gas and spot markets	3.79	2.30	(39.3)
1.36	- Industries	1.20	1.36	13.3
0.40	- Medium-sized enterprises and services	0.62	0.55	(11.3)
0.30	- Power generation	0.45	0.26	(42.2)
1.39	- Residential	2.21	2.35	6.3
1.43	- Own consumption	1.48	1.54	4.1
15.35	INTERNATIONAL SALES	15.58	15.54	(0.3)
13.11	Rest of Europe	13.32	13.42	0.8
1.25	- Importers in Italy	1.19	1.13	(5.0)
11.86	- European markets	12.13	12.29	1.3
1.32	Iberian Peninsula	1.52	1.14	(25.0)
1.95	Germany/Austria	2.15	1.61	(25.1)
3.03	Benelux	2.33	2.84	21.9
0.54	Hungary	0.68	0.72	5.9
0.65	UK	0.89	0.72	(19.1)
1.94	Turkey	1.99	2.07	4.0
2.27	France	2.38	2.53	6.3
0.16	Other	0.19	0.66	..
1.40	Extra European markets	1.59	1.34	(15.7)
0.84	E&P sales in Europe and in the Gulf of Mexico	0.67	0.78	16.4
23.70	WORLDWIDE GAS SALES	26.76	25.62	(4.3)

Chemicals

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

	Sales of petrochemical products	(euro million)
528	Intermediates		627	438
628	Polymers		737	649
39	Other revenues		38	8

1,195			1,402	1,095

	Production	(ktonnes)
726	Intermediates		832	822
571	Polymers		609	608

1,297			1,441	1,430

Engineering & Construction

(euro million)

Fourth Quarter 2014	First Quarter 2014	First Quarter 2015

749	Engineering & Construction Offshore	2,711	2,122
1,872	Engineering & Construction Onshore	973	256
178	Offshore drilling	81	9
184	Onshore drilling	135	12

2,983		3,900	2,399

(euro million)

	Dec. 31, 2014	March 31, 2015

Order backlog	22,147	21,526